

THE CONTENT- Worldspace provides the most diverse satellite radio programming available in as many as 17 different languages. From traditional morning hymns in Bengali to the top of the global pop charts, Worldspace delivers a variety of music, news and information, sports, spiritual and educational programming from around the world and around the corner. We offer the world's major radio broadcast networks, compelling original programming, local market household-name channels as well as a growing portfolio of regionally and culturally focused radio channels and programming. Our current roster of major broadcasters includes: *BBC, CNN International, Virgin Radio UK, Fox Sports Radio, NDTV, RM Radio,* and more. There are over 30 Worldspace-branded channels that offer a popular array of musical genres, from country to hip-hop, from modern rock to European classical. In addition, our niche programming strategy creates a unique ersonal listening experience for members of e many different communities within our cul- ally diverse markets. In the Middle East,

...specialty programming ... music channels, *Min Zaman* ... *Hanin*. In India, Worldspace offers nine regional language channels, celebrating the musical and cultural diversity of its people, including Bengali, Tamil, Punjabi, and Urdu, among others. This ethnic Indian programming also provides a 'voice-from-home' for the large expatriate population living in the Middle East.

Worldspace also features compelling and exclusive live programming and live sports coverage such as:

- The second annual *UPop@Abbey Road Sessions* featuring jam-packed performances from some of today's hottest new global pop talent.
- Live coverage of *The BRIT Awards*.
- Coverage of the first *Virgin Music Festival* held in the United States.
- *From the Big Apple to the Big Easy*, an event from Madison Square Garden to benefit victims of Hurricane Katrina.
- Coverage of the 30th annual *Thyagara Aradhana Festival* from Cleveland, Ohio the largest Indian classical music festival North America.
- Major Indian cricket matches played outside of India and heard on Worldspace's sports channel, *PLAY*.
- *The Ashes* between England and Australia on *PLAY*.

THE MARKETS- Worldspace's primary focus markets today include India, China, the Middle East and Africa, and Europe.

India- Worldspace currently has its greatest market penetration in India, and globally, at the end of 2006, had reached nearly 200,000 subscribers. With a presence in all the major Indian cities, Worldspace is poised to reach up to 10 million people. In 2006, the Company launched service in our tenth major city, Kolkata (India's second largest city) and expanded to a total of 36 Indian cities. We are currently distributing our service through more than 1500 retail outlets and over 700 direct

new strategies... new opportunities... new partnerships...

BUILDING ALLIANCES- With our satellites in place giving us the potential to deliver Worldspace diversified entertainment to over 130 countries, our main objective now is closing links with consumers on the ground. Our concept and service needs to be promoted and distributed to the customer. Over the years Worldspace has aligned itself with many industry leaders with great success. It is now time to use a similar alliance approach to reach customers in our target markets. Progress is being made, but the process is complex and requires vigilance and persistence and expertise. To facilitate our future success in these areas, Worldspace will continue to negotiate partnerships, alliances and agreements with major companies who are experienced in compliance, infrastructure, broadcasting, technology and distribution, whether it be automobiles and automobile accessories, consumer electronics, compelling regional and local content, or institutional arrangements such as those with rental car companies or coffee store chains.

If you don't know Worldspace Satellite Radio yet, you soon will. Building on a billion dollar investment in technology we are delivering a unique and compelling radio experience to a growing number of markets around the world. With advantages like greater diversity of content, multi-lingual programming, broader geographic coverage and the latest radio receivers from the world's leading electronics companies, Worldspace is positioned for explosive growth.



CORPORATE INFORMATION

Board of Directors

Noah A. Samara
Chairman of the Board & Chief Executive Officer

Kassahun Kebede- Director

Jack Kemp- Director

James R. Laramie- Director

Charles McC. Mathias- Director

Dr. Michael Nobel- Director

William Schneider, Jr.- Director

Corporate & Operating Officers

Noah A. Samara
Chairman of the Board & Chief Executive Officer

Gregory Armstrong
Co-Chief Operating Officer

Alexander P. Brown
Co-Chief Operating Officer

Sridhar Ganesan
Chief Financial Officer

Donald J. Frickel
Executive Vice President, General Counsel and Secretary

Corporate Office

Worldspace, Inc.
8515 Georgia Avenue
Silver Spring, MD 20910
Corporate Web site: www.worldspace.com

Independent Auditors

Grant Thornton LLP
2070 Chain Bridge Road
Vienna, VA 22182
Telephone: 703 847 7500
Fax: 703 848 9580
Web site: www.gt.com

Common Stock Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Telephone: 800 937 5449 • 718 921 8124
Fax: 718 236 2641
Web site: www.amstock.com

Stock Exchange Listing

WRSP (common stock)
Exchange: NASDAQ (US Dollar)

the forefront of the digital satellite revolution.

Worldspace is the only global media and entertainment company positioned to offer a satellite radio experience to nearly five billion people. Our satellite network covers two-thirds of the world's population and over 130 countries. The Worldspace experience is made possible by one of the largest collections of original and brand name content that is both local and global. Worldspace delivers diverse, compelling and unique programming including commercial-free music, news, sports and entertainment, to virtually anyone, anywhere, anytime. And Worldspace is the only company with the experience, the technology, the infrastructure, and the reach to deliver it.

Worldspace Satellite Coverage


AfriStar-2™*
AsiaStar™
AfriStar™

A pioneer of satellite radio, Worldspace was instrumental in the development of the technology infrastructure used today by XM Satellite Radio in North America. Worldspace has a fully operational technology infrastructure consisting of two geostationary satellites, the associated ground systems that provide content to and control the satellites, and the receivers owned by our customers. It is the only licensed satellite radio provider outside of North America, South Korea and Japan and the only entity providing digital audio radio services internationally on the L-band.

Our two satellites – AfriStar™ and AsiaStar™ – provide six beams with each beam capable of delivering up to 80 channels of digital audio and multimedia programming. In 2006, Worldspace received another authorization from the U. S. Federal Communications Commission to launch and operate an additional satellite – AfriStar-2™*– that will enable Worldspace to expand its digital satellite radio services further within Europe. This satellite is already constructed and in storage in our vendor's Toulouse, France facility.

Working with the world's leading electronics companies, Worldspace is poised to provide next generation receivers and technologies that will enhance and expand the ways people can tune in to Worldspace programming. Today, Worldspace has fixed and portable receivers for homes, businesses, and institutions, and is developing its mobile radio receiver technology for use in automobiles. The mobile radios will be either OEM factory installed or available through aftermarket dealers.


WORLDSPACE
WORLDSPACE




WORLDSPACE
SATELLITE RADIO



To Our Fellow Shareholders:

Trailblazing is not without its challenges. As the first company to establish an operational digital satellite radio business outside the U. S., Worldspace has ventured into uncharted waters. When I look back on 2006, there are things we can be proud of – achievements that add shareholder value, even though such value is not yet reflected in the Company's stock price – and there are ones where we have not yet achieved the desired results.

I am most encouraged by our refocus on what we as a company do best – finding and partnering with entities and people who get the job done with excellence. We did that at the beginning, building our infrastructure, launching our satellites, designing our chipsets, and producing our first generation receivers. In 2006, we chose a venture partner in Italy who is proving instrumental in enabling us to obtain the necessary regulatory authorizations to launch a mobile service. Similarly our Middle East execution has been supported through strong partners in Bahrain and the United Arab Emirates. We are working to expand our existing alliance in China and develop new ones. And we continue to look for the right Indian partners to help us execute better in that critical market.

Moving forward into 2007, we have renewed our commitment to core competencies, streamlined our business plan, and refinanced $155 million convertible notes. As a result, we have improved our financial flexibility and near-term liquidity, and we are in a better position to develop promising markets like Italy.

Another great success has been our content offering. We have learned the power of community in our marketing and sales processes and the importance of *selling* our content. "Voice-from-home" programming is central to our offering. We added three national Indian language channels – *Falak*, *Umang* and *Surabhi* (Urdu, Gujarati and Marathi languages respectively), completing our coverage of the major languages of the Indian sub-continent. In late 2006, we acquired the rights to Indian cricket played outside the country, and aired our first live sports coverage with India in South Africa and *The Ashes* between England and Australia. We also extended our global relationship with *CNN International*; added new broadcasters *Fox Sports Radio*, *Jacaranda* and *East Coast FM*; introduced two Worldspace-branded Arabic-language music channels – *Min Zaman* and *Ranin*; signed a deal with *CNBC Arabiya*; and began broadcasting *Retro Radio* and *Punchline*, bringing the total number of Worldspace-branded channels to 33.

Technology, particularly new receiver products, has been a challenge for the Company. Last year, we brought into the Company a new chief technology officer. His presence has made a significant difference and we expect to start seeing new products this year. He is also leading newly invigorated relationships with industrial partners working on the new design for European standard compliant receivers, chipset development, repeater design and production, repeater network implementation and a conditional access system.

Our performance in India has also proven challenging. We have not yet been able to validate a winning go-to-market strategy there. Furthermore, our experience is suggesting that the terrestrial repeater license, enabling us to launch a mobile service as is available in the U.S., is a more important ingredient to our success in India than anticipated. We are missing opportunities with the cream of our target market who are spending increasing amounts of time in their automobiles. Lastly, our existing line of receivers is not as easily programmed by consumers as they prefer.

Without a line-up of user-friendly products, authorization for our mobile service and the implementation of our repeater network, we are finding it challenging to acquire, install and activate as well as renew subscribers. Accordingly, for 2007, we are significantly reducing spending in India until we validate winning subscriber ramp strategies. We are working diligently to resolve the gap between our sales results to date and the promise that we continue to see for Worldspace in India.

Finally, for the Company, China remains the most tantalizing challenge. The potential is so great, yet the path to success is sometimes unclear. The entry of China into the WTO and the upcoming Olympic Games demonstrate that the Chinese market has tremendous opportunities. We have demonstrated our system's capabilities within the highest levels of the government, and we are working tirelessly to achieve the authorization for service launch and build the necessary alliances to implement the business once the authorization has been achieved.

We appreciate your continued support as we all work to achieve our long-term goals for the benefit of all our stakeholders: customers, partners, employees and shareholders. Thank you.

Sincerely,

Noah A. Samara
Chairman & CEO

Worldspace, Inc.
8515 Georgia Avenue
Silver Spring, MD 20910
USA

T +1 301 960 1200
F +1 301 960 2200
www.worldspace.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2006

Commission file number 000-51466

WORLDSPACE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1732881**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

8515 Georgia Avenue, Silver Spring, MD 20910
(Address of principal executive offices) (Zip code)

301-960-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the Act:
Class A Common Stock, par value $0.01 per share

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of the close of business on June 30, 2006 was $58,867,726.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

(Class)	**(Outstanding as of April 13, 2007)**
CLASS A COMMON STOCK, $0.01 PAR VALUE	39,869,028

DOCUMENTS INCORPORATED BY REFERENCE

PART III—Certain portions of our definitive Proxy Statement for Annual Meeting of Stockholders for 2007.

INDEX

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements. These statements relate to our growth strategy and our future financial performance, including our operations, economic performance, financial condition and prospects, and other future events. We generally identify forward-looking statements by using such words as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "seek," "should," "will," or variations of such words or other similar expressions and the negatives of such words. These forward-looking statements are only predictions and are based on our current expectations.

In addition, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements, including the risks outlined under "Item 1A. Risk factors". Some of the more significant known risks that we face are uncertainty regarding market acceptance of our products and services and our ability to generate revenue or profit. Other important factors to consider in evaluating our forward-looking statements include:

- our possible inability to execute our strategy due to changes in our industry or the economy generally;
- our possible inability to execute our strategy due to changes in political, economic and social conditions in the markets in which we operate;
- uncertainties associated with currency exchange fluctuations;
- changes in laws and regulations governing our business and operations or permissible activities;
- changes in our business strategy; and
- the success of our competitors and the emergence of new competitors.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity or performance. Any or all of our forward-looking statements in this annual report on Form 10-K may turn out to be inaccurate. We have based these forward-looking statements on our current expectations and projections about future events and financial, political and social trends and assumptions we made based on information currently available to us. These statements may be affected by inaccurate assumptions we might have made or by known or unknown risks and uncertainties, including the risks and uncertainties described in "Item 1A. Risk factors." In light of these assumptions, risks and uncertainties, the forward-looking events and circumstances discussed in this annual report on Form 10-K may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Forward-looking statements contained herein speak only as of the date of this report. Unless required by law, we undertake no obligation to update publicly or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission (SEC).

PART I

Restructuring of Convertible Notes

On April 13, 2007, we entered into an agreement with the holders of our existing 5% convertible notes due December 30, 2014 (the "existing notes") to redeem certain of the existing notes for cash and issue new securities in exchange for the remainder of the notes. We will redeem $50 million principal amount of the existing notes for cash. We will exchange the remaining $105 million principal amount of the existing notes for the following:

- senior first lien notes (the "senior secured notes") in the aggregate principal amount of $45 million paying interest at LIBOR plus 6.5% per annum and repayable $27.5 million on the first anniversary of issuance and $17.5 million on the third anniversary of issuance;
- amended and restated convertible notes in the aggregate principal amount of $60 million paying interest at 8.0% per annum and repayable on the third anniversary of issuance; these notes are convertible into shares of our Class A Common Stock at a conversion price of $4.25 per share, subject to customary anti-dilution adjustments; and
- warrants, exercisable for five years, to acquire an aggregate amount of 2,647,059 shares of our Class A Common Stock ("warrants") at an exercise price of $4.25 per share, subject to customary anti-dilution adjustments.

Concurrently with the closing of the transaction, we will pay any accrued and unpaid interest on the existing notes in cash.

The senior secured notes will be secured by a first priority lien on our assets and the amended and restated convertible notes will be secured by a second priority lien on our assets.

The closing of the transaction is subject to execution of definitive documentation and other conditions.

See our Current Report on Form 8-K filed with the SEC on April 16, 2007. See also Note N to our Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Future Operating Liquidity and Capital Resource Requirements" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

Overview

We were the first company to establish an operational satellite-based digital radio system, commonly known as Digital Audio Radio Service (DARS) and today are the only licensed DARS provider outside of North America, South Korea and Japan.

Through the end of December 2006, we have spent approximately $1.5 billion in connection with the development and launch of our business. Our current infrastructure supports a satellite-only service and is a fully operational system consisting of three main elements: two geostationary satellites, AfriStar and AsiaStar; the associated ground systems that provide content to and control the satellites; and the receivers owned by our customers. We expect to inaugurate a hybrid service (satellite plus terrestrial repeaters) for mobile reception, first in Bahrain later this year and then in the United Arab Emirates (UAE); in each of these jurisdictions we now have the regulatory authorizations to establish a hybrid mobile service and are implementing an enhancement to our infrastructure with the addition of networks of terrestrial repeaters (i.e., "gap fillers") and a next generation of receivers designed to receive broadcasts from our networks of terrestrial repeaters as well as from our satellites. We are planning similar system enhancements in Europe (where we now have the necessary regulatory authorizations to establish a hybrid mobile service in Italy) and India.

Our satellite coverage area encompasses the most densely populated parts of Asia, including India and China, all of Africa and the Middle East and most of Europe. Each of our satellites can service three large geographic areas through three beams capable of carrying up to 80 channels each. As a result, we have the technical capacity to broadcast a tailored mix of up to 80 channels on a subscription basis in each of six target markets. We currently offer a subscription package in India for $3.44 (Rs.150) per month, a subscription package in Africa and the Middle East for $5.00 per month and a premium package targeted to English-speaking expatriates living throughout our current broadcast area for $9.99 per month. As of December 31, 2006, we had more than 199,000 paying subscribers, including approximately 162,000 subscribers in India, over 2,000 subscribers in the Middle East, over 26,000 subscribers in Africa and over 6,000 subscribers in Europe. In view of the impending launch of our hybrid service in Middle East which necessitates the next generation receivers to be used for receiving signals, we had stopped the marketing of current receivers in Middle East since 2006.

We provide high quality radio programming, including a wide variety of music, news, sports and entertainment channels. Our programming philosophy is to meet the demands of listeners from different linguistic and cultural backgrounds by providing channels of international interest (such as BBC, CNN International and Virgin Radio U.K.) as well as channels with more national and regional focus (such as NDTV and RM Radio). We also broadcast unique WorldSpace-developed programming. For example, in India, we broadcast popular Indian niche channels such as Jhankaar and Farishta (Hindi film hits), Gandharv (Hindustani classical) and Shruti (Carnatic classical) as well as proprietary international music channels such as UPop (global pop), Maestro (classical), and Up Country (country). Our subscription service provides a number of advantages over existing radio programming in our target markets, including greater diversity of content, multi-lingual programming, broader geographic coverage and commercial-free music. In 2006, we introduced seven new channels: Surabhi (Marathi Regional Music and Lifestyle), Umang (Gujarati Regional Music and Lifestyle), Falak (Urdu Regional Music and Lifestyle), Fox Sports Radio (U.S. Sports Talk), RMC Info (French Sports), Disso FM (Music and Information for the Mouride Community) and AFEXPAT (Music, News and Info for the Pulaar and Sonike Communities).

As the only company licensed to offer DARS in our satellite coverage area (other than in South Korea and Japan), we are in a position to roll out our subscription service on a sequential basis in the markets we expect to be the most attractive, subject to obtaining any required local regulatory approvals. We have focused our recent efforts on India, where we continue the roll-out of our service with marketing support, although we have significantly reduced spending for 2007 there until we improve subscriber take up strategies and obtain the regulatory approvals for a hybrid mobile service; in Europe, where we are planning for the roll-out of a hybrid mobile service next year in Italy, having obtained in 2006 the necessary terrestrial repeater licenses; and in China, where we are working with partners to obtain the regulatory approvals necessary for service launch.

Our strategy is to establish a strong set of local alliances and strategic partnerships to assist in distribution, content procurement, regulatory compliance and the build-out of a terrestrial infrastructure prior to embarking on a full roll-out in a particular market.

Our Markets

Within our broadcast coverage area, we believe that India, Europe and China are the most attractive target markets for the launch of our service. Other markets we will pursue opportunistically include the Middle East, as well as Africa, the expatriate communities within our coverage area and government agencies.

Our India business plan

By the end of 2006, we had a retail presence through our dealers in ten of the largest metropolitan areas in India: New Delhi, Mumbai (formerly known as Bombay), Chennai (formerly known as Madras), Hyderabad, Bangalore, Ahmedabad, Chandigarh, Pune, Kochi (formerly known as Cochin) and Kolkata (formerly known as Calcutta), and an additional 22 smaller cities.

Our receivers are currently distributed through 1,527 retail outlets in our target metropolitan markets, and 737 direct sales agents.

We currently offer our subscribers in India 43 channels of music, entertainment and information programming in eight languages, and anticipate introducing additional channels in the near future. This programming ranges from regional to national and international in its focus. The basic subscription package that we offer in India consists of international news (such as NPR, BBC and CNN International); WorldSpace-branded English language channels playing a full range of international music; Indian niche genre channels such as Jhankaar, Ghandharv, Shruti and Farishta; Indian news channels such as NDTV India and NDTV 24*7; Indian regional music channels such as Sparsha, Spandana, Tunak, Spin, Umang, Surabhi, Falak, Sonar, KL Radio and RM Radio; and lifestyle and meditation channels such as Moksha and the Art of Living. We have also featured the WorldSpace created-channel PLAY, which is the first all-sports, talk radio channel in India and provides comprehensive coverage of cricket and other sports for the Indian market. PLAY features live, exclusive ball-by-ball coverage of major cricket matches. The channels are broadcast 24 hours a day. In 2006 we launched regional music and lifestyle channels in the Marathi, Gujarati and Urdu languages. In 2007 we are planning to launch an India based and a more general children's channel that we will also broadcast in India. In 2006 we also started broadcasting live on a number of WorldSpace branded channels. Our long term strategy focuses on live music broadcasting, the creation of unique, compelling and exclusive content events that can be leveraged on one or more WorldSpace channels, as well as increasing channels with a regional and talk focus.

India has proved to be a difficult market to achieve the level of subscriber additions we were expecting when we launched our commercial service in 2005. We still believe the India market fundamentals are attractive, but we have reduced 2007 spending pending demonstration of improved subscriber take up strategies and the approval of our request for licenses to support the launch of our hybrid mobile service. We plan to introduce a terrestrially augmented mobile service in India after receiving appropriate regulatory approvals and to that end we are developing next generation receivers capable of receiving signals from both our satellites and from the terrestrial repeater networks.

We plan to use India's extensive electronics and automobile aftermarket networks to sell our early automobile-mountable mobile receivers. We are working to establish partnerships with automobile manufacturers so that they can offer factory-installed WorldSpace receivers in their new cars. We also plan to establish distribution relationships with auto accessories store chains, which play an important role in the Indian aftermarket.

Our European business plan

We currently offer service in parts of Europe through satellite receivers and have over 6,000 subscribers. Although we can provide satellite DARS in Europe today through satellite receivers, mobile reception requires the implementation of complementary terrestrial repeaters. These repeaters would operate within our assigned frequency band and would be used to fill gaps in satellite coverage, particularly in urban zones.

In the past year, development of a hybrid mobile service in Europe has moved from the business development stage into an implementation stage for our mobile system, initially in Italy. Following our establishment in 2006 of an Italian joint venture with minority partner Class Editori, a media company based in Milan, the joint venture company, WorldSpace Italia, S.p.A., received a license from the Italian government to establish a repeater network in Italy and provide a mobile service. We have contracts in place for new chipset and receiver development, repeater development and manufacture, repeater network design and installation and a robust conditional access system. We are also talking to content providers and other potential partners for the expected 2008 roll-out of our mobile service in Italy.

Our regulatory franchise, including radio frequency assignments and the associated orbital location of our AfriStar satellite as well as our Italian license, positions us to initiate our DARS service in Europe. However, for countries other than Italy, we will need to obtain additional local regulatory approvals for the deployment of our mobile DARS service. We are in discussions with potential partners and regulatory authorities in a number of other European countries, including France, Germany, Spain, and the United Kingdom, among others. Accordingly, we plan to launch our hybrid mobile service in Europe in two phases. The first phase would offer mobile services in a single national market, Italy, while the second phase would focus on adding selected other targeted countries. Phase One would utilize the west beam of our AfriStar satellite, which has sufficient capacity to provide an attractive product offering in at least one European country, and a complementary terrestrial repeater network in the market's urban zones. In Phase Two, we plan to provide a pan-European service through the launch of a co-located L Band satellite (AsiaStar-2) and the deployment of complementary terrestrial repeater networks in urban zones within additional service countries. We have received authorization from the FCC to launch and operate an additional satellite at the same orbital location as our AfriStar satellite. We plan to launch this additional satellite, subject to receiving required terrestrial repeater approvals in additional countries in Europe and arranging financing.

We intend to offer multiple country-specific program packages, consisting, respectively, of various European language programming, together with a number of English language pan-European channels. We anticipate each country package would contain around thirty to fifty channels including music, talk and sports, as well as niche services such as a mixed audio and data nautical channel. The content offering will include original and exclusive channels targeting different population segments that have been identified by our market studies. Although the intended primary focus of our plan is to target the automobile market, other potential applications such as the home reception or commercial vehicle markets would also be implemented.

In planning for the launch of a mobile DARS in Europe, we are pursuing strategic relationships with automobile OEMs, media groups, content providers receiver manufacturers and technology providers.

Our China business plan

While we have in place our satellite infrastructure for China, we have not yet begun to offer DARS in China. We are currently in discussions with various media and governmental entities to establish alliances for content to be broadcast on the WorldSpace system in China, and we are discussing with China's State Administration of Radio, Film and Television (SARFT) the business model we expect to use to conduct our operations in China. Pursuant to a series of agreements and approval documents issued by relevant governmental authorities, China Satellite Communications Corporation (ChinaSat), our agent and one of six state-owned telecommunications operators in China, has acquired spectrum allocation and is attempting to acquire certain other approvals necessary to operate satellite retransmission services in China. Additionally, our agent, ChinaSat, has established an uplink station in Beijing for our AsiaStar satellite.

We have developed a "China-Only" version of our receivers, which is programmed to decode only those broadcasts intended for listeners within China. This feature will ensure that programming from outside China will not be decoded by China-Only receivers within China. To facilitate local low-cost production in China, we have entered into two active agreements with China-based receiver producers Tongshi and Tesonic.

We believe we are well positioned to offer an initial DARS system to the Chinese market, subject to any required government approvals. Through WorldSpace China, we have established relationships with several third-party providers of content relating to these services, including China National Radio, China Radio International, SEEC Media Group, Ltd., and Hunan Radio & TV and we expect to activate these relationships upon receiving government approval.

Our Middle Eastern and African business plan

In addition to our markets of primary concentration – India, Europe and China – we have been targeting opportunistically other attractive markets in our coverage area. In the Middle East, we are focusing initially on rolling out our mobile service in Bahrain and the UAE. These target markets will include the local Arabic population as well as South Asian and western expatriates. We are implementing a mobile service based upon authorizations received from the telecommunications regulatory authorities of Bahrain and the UAE, and intend to roll out our mobile service initially in Bahrain, followed by the UAE. We have added two dedicated Arabic channels, Ranin (new Arabic hits) and Minzaman (Arabic retro/classical), concluded on agreement with CNBC Arabia, and have begun efforts to launch additional Arabic channels covering key genres of Arabic music. We plan to leverage our Indian content to provide a "voice from home" for the large number of expatriates from India, Pakistan, Sri Lanka and Bangladesh. We believe the South Asian expatriates, as well as the western expatriates who are interested in receiving reliable news, information and entertainment from sources and in formats that they are used to receiving at home, provide an attractive market with a high disposable income and strong ties to their homeland. In Africa, we will focus initially on building the WorldSpace brand and business in South Africa.

Programming and Content

Consumer radio

Our content is a key differentiating factor in attracting subscribers and increasing our subscription revenue. Our approach to content comprises three key strategies: (i) to form relationships with the best international, national and regional content providers; (ii) to create high-quality unique content, including content that has not been available through the local radio providers in a particular market; and (iii) to aggregate in each of our markets the most appealing mix of audio programs. The mix of audio content provided in each market is tailored to the needs and preferences of major, as well as niche, target listener segments within such market. Each of our satellites can broadcast three beams of information covering different parts of the satellite's footprint. Each beam has the capability to broadcast up to 80 channels with its own individual mix of programming. For example, our AsiaStar satellite offers one set of content on the beam primarily targeting India and will offer a different set of content on the two beams targeting China and Southeast Asia.

Overall, we currently broadcast a total of 78 separate digital channels, delivering music and multilingual news, sports, information and data. Currently, 45 channels are provided by international, national and regional third parties and 33 are WorldSpace-branded channels produced by us, or by third parties uniquely for us. In 2006, we introduced seven new channels, regional music and lifestyle channels in the Marathi, Gujarati, and Urdu languages, Fox Sports Radio (U.S. Sports Talk), RMC Info (French Sports), Disso FM (Music and Information for the Mouride Community) and AFEXPAT (Music, News and Info for the Pulaar and Sonike Communities). At the turn of the year and into 2007, we have already added a number of channels, including a comedy channel and a retro hits channel and we are presently preparing to launch a new business channel in India. We also are exploring ways of enhancing our sports related programming in a cost-effective way.

On our WorldSpace branded channels we generate exclusive, compelling and unique content by creating events or partnering with existing events in the entertainment world. An example of this is the UPop Sessions @ Abbey Road in which we brought in over 30 bands for live recording sessions. We broadcast this three day event live on our UPop channel as well as archived all the content for future playback. We also partnered with existing events such as the Brit Awards, Lollapalooza, the Virgin Mobile Festival and many others to deliver the most current, exciting entertainment content to our subscribers.

In order to protect the programming offered on our satellites, we use encryption technology to mitigate signal piracy and to protect access to, copying of and tampering with the manner and method through which our content is offered as well as the content itself. Our next generation receivers will use improved compression technology, eventually allowing a greater number of channels to be sent over our existing bandwidth.

We have agreed to provide free of charge 5% of the capacity of each of our satellites to First Voice International (First Voice) through the life of such satellites and to provide uplink service for First Voice's content for at least two years. First Voice is a nonprofit organization whose establishment was inspired by our Chairman and Chief Executive Officer, Noah Samara, and which provides free informational and educational programming to local communities within our broadcast coverage area. Mr. Samara is also the Chairman of First Voice.

AsiaStar

The northwest beam of our AsiaStar satellite offers 43 channels to our primary market of India. Some of our channels are available free-to-air, but most require subscription service.

We plan to use the other two beams on the AsiaStar satellite to broadcast in China and Southeast Asia.

AfriStar

Our AfriStar satellite offers 53 channels, most of which are available on all three beams. The programs offered on these channels are broadcast into Africa, the Mediterranean basin countries, the Middle East and parts of Europe. We plan to use the west beam of our AfriStar satellite to launch a dedicated DARS Service in Italy, having received regulatory authorizations to establish a mobile DARS.

Receivers and Multimedia and Data Devices

Consumer audio receivers

WorldSpace receivers are currently available in a range of individual, home and office models. Models available on the market today include portable, durable individual units specially suited to meet the needs of travelers, the military and rural conditions to set-top box type units with features designed to interest the younger, electronics savvy consumer. We are continually working to reduce the price and increase the variety of our current product generation. In parallel, working with Analog Devices, we are developing our next generation of receivers based on a new digital signal processing chipset. These next generation receivers will have a number of additional capabilities. In order to take full advantage of those capabilities, we will have to broadcast our signal in a new waveform. However, our current generation of receivers will not be able to interpret this new signal. As we introduce and market our next receivers, we expect to broadcast in both waveforms. However, at some point in the future as our next receivers achieve broad market acceptance, we expect that we will discontinue broadcasting the signal used by our current generation of receivers. In addition, WorldSpace is developing a Satellite Digital Radio (SDR) for Europe based on the European Telecommunications Standards Institute (ETSI) standard recently approved in September 2006. WorldSpace is developing a new European Waveform that is based on the new standard using the 1.5 MHz Eureka block, as well as the chipset needed to enable third parties to build WorldSpace products based on the new standard.

India & Rest of the World

Our existing receivers used in India are manufactured by BPL and are sold in the retail market at prices ranging from Rs.2,499 to Rs.3,599 (approximately, $60 to $86). Currently, the lowest cost BPL receiver is the One World, which is offered at a retail price of Rs.2,499 (approximately $60). To help achieve this price point, we currently provide a subsidy for this receiver. Substantially all receiver sales are of this low-cost BPL receiver. We continue to pursue all opportunities to reduce receiver costs.

The table below shows the different types of our receivers that are currently offered in the Indian market:

Name of unit	Manufacturer	Price	Picture
Diva II	BPL	Rs.3,599 (approximately $86)	
One World	BPL	Rs.2,499 (approximately $60)	

We are working with Analog Devices and our receiver manufacturers to produce a next generation of receivers with advanced capabilities. These receivers will use Digital Signal Processing (DSP) technology in their chipset. The DSP technology allows a stock chipset to be programmed to operate in our receivers. These new receivers will incorporate interleaver processing technology that will allow them to buffer broadcast signals for approximately 4 seconds reducing signal disruption due to temporary blockages (such as passing under a bridge). The new receivers will be capable of receiving a multi carrier modulated (MCM) replica signal from a network of terrestrial repeaters. The new receivers will also use improved audio compression technology, allowing us to broadcast high quality audio from our satellites using less bandwidth. This will eventually allow us to distribute more channels per satellite beam. When we begin marketing these receivers, we will introduce an over-the-air authorization channel (OAAC). This will allow us to activate or deactivate these receivers quickly without the customers having to enter passwords manually into their receivers.

Our new product line will include receivers specifically intended for automobile and home use. For the automobile market initially, we plan to introduce after-market oriented products, which will be housed in a docking station on the automobile's dashboard and will use an omni-directional antenna mounted on the automobile's roof. Similar to the receivers used by Sirius and XM, these automobile receivers would access our satellite when in line of sight of our satellite or a terrestrial repeater network when line of sight to our satellite is blocked, which would generally only be the case when the receiver is in a major metropolitan area and large buildings, trees and other natural obstructions obscure line of sight with our satellites. For the home market, we will be offering a low-end product targeted at cost conscious customers in India as well as a high-end product for electronics early adopters.

We are currently in the final development stages with third-party companies, including Flextronics and BPL, to manufacture our next generation of receivers. We expect that the initial line of our next generation products will retail for prices ranging from Rs.3,550 to Rs.12,000 (approximately $77 to $260) with availability in late third quarter/early fourth quarter 2007. We may, as part of our marketing program, selectively subsidize receivers in the future.

Europe & Middle-East

WorldSpace is developing for Europe a mobile satellite-terrestrial broadcast technology based on the ETSI SDR (Satellite Digital Radio) standard recently approved in September 2006.

This waveform uses state-of-the-art Error correction codes (Turbo-codes) together with highly flexible time interleavers. In addition, the product implements a flexible modulation scheme that addresses low-power and high-power satellites. Furthermore, the standard's built-in Quality of Service capabilities optimizes bandwidth utilization by enabling bandwidth allocation based on the class of service required. This feature enables real-time audio and video service and product implementations that need bandwidth resources reserved and/or protected while also enabling more forgiving data services that can benefit from retransmission techniques at the applicative layer. The terrestrial component of SDR specifies the use of the 1.5 MHz Eureka block thereby facilitating frequency coordination and planning at the European level.

The WorldSpace SDR technology will also use the following:

- HE-AAC v2 for audio coding offering the best audio quality for low to medium bit rate applications
- Optional MPEG Surround binaural audio coding to render surround effects in headphones
- Program associated data such as artist name, song title, album title and album arts

The receivers planned may feature capabilities that include pause and rewind, preview of next artist, and many other attractive services, including push download services, GPS and navigation services.

Partnerships

WorldSpace has entered into a contract with Fraunhofer Institute (Germany) for the development of an SDR receiver reference design. This design will :

- enable fast product development by aftermarket and OEM receiver vendors using a first generation architecture based on semi-custom ASIC and an ARM9 processor
- allow the fast track development of full custom ASIC's with reputable foundries

WorldSpace is also is also in the final stages of negotiating agreements with a major ASIC development company and a leading Satellite Radio system developer to develop the ETSI chip-set, OEM, and After-Market products for Europe. These agreements are expected to be finalized in the second quarter of 2007.

WorldSpace has awarded a contract to Certicom—an experienced Conditional Access (CA) vendor with a proven track record in the satellite radio space. The CA system delivers Entitlements over-the-air and enables pre-activation of OEM and After-Market receivers at the factory. This capability in turn enables WorldSpace to offer and better manage trial periods to customers without unduly burdening the call centers/dealers which should improve the service adoption rate by users.

Following an international competitive bid, WorldSpace awarded in June 2006 a contract to Sodielec (France)—a leading company in DVB-T transmitters—for the development and delivery of eight repeaters. The initial compatibility tests between repeaters and receivers were performed successfully in December 2006 and plans are underway to install repeaters in 2Q07 in Toulouse (France), Erlangen (Germany) and Milano (Italy) for field trials. Following the field trials, in 2008, we plan on installing the repeater network required to commence service in Italy.

After WorldSpace obtained a license to build and operate the first L-band satellite radio repeater network in Italy, WorldSpace signed an agreement with Telecom Italia to design and deploy the terrestrial repeater network throughout Italy for the launch of its first service in Europe.

Products

WorldSpace intends to provide a wide range of receivers to its subscribers in Europe. The primary focus is the automotive market which is expected to drive the growth in the early stages. Within the automotive space, two markets will be addressed:

a- OEM (Original Equipment Manufacturers):
Addressed by the following two kinds of receivers

- Receiver Modules : typically small tuner modules (3" x 2" for example) that are mounted directly into the car entertainment (or navigation system) of a car
- "Black Box" Modules : larger modules assembled in other parts of the car (boot, glove box...) and wired to the head unit. While this configuration may be a bit more costly, it offers the flexibility to integrate the radio into all head units including ones that do not have the space and connectivity provisions for an internal module.

b- Aftermarket:
Addressed by "plug and play" (PnP) receivers that are removable from the car. The initial planed PnP receiver will be positioned in the mid to high end for the market and may include a color screen and enough memory to address tech-savvy early adopter consumers.

All the above mentioned receivers will be capable of supporting advanced data and data-enabled media applications through easy integration with existing and emerging sources of data in cars including navigation (GPS) and telematic systems. Advanced data applications and premium services geared towards motorists will enable consumers to view in real time a wide range of relevant information including up-to-date traffic weather forecast, parking space availability, and other valuable information.

To take advantage of the chipset in our next generation receivers, we will have to establish a terrestrial repeater network. We have contracted with LCC, Inc., a U.S. wireless design, deployment and management company with experience in India to assist in building an Indian terrestrial network. We expect that approximately 150 terrestrial repeaters will be necessary to establish adequate network coverage for India's major markets. These terrestrial repeaters will be clustered primarily around the major metropolitan areas where obstruction of line of sight to our satellites is more common.

Our satellites can broadcast up to 80 channels per beam. We currently carry no more than 43 channels on any single beam, so we currently have the capability to broadcast, depending on how we use the bandwidth, a substantial number of our programming choices in both current and new waveforms. But, to the extent we increase the number of channels we offer, our ability to do this will decrease. In addition, we have agreed to provide free of charge 5% of the capacity of each of our satellites to First Voice through the life of our satellites. Gradually the number of channels offered in the new waveform will increase until all our programming is available in that format. In order to free bandwidth for additional programming in the new waveform, we will begin to discontinue broadcasting in the current format. The pace of this transition will be dependent on our ability and opportunity to add new channels and the acceptance of our next generation receivers.

The WorldSpace System

Our system is a complete digital audio, data and multimedia system comprising three major components: the space segment, the ground segment, which includes satellite control and content uplinking, and the user segment. The space segment is designed to cover most of the geographical areas of the world (except North America and Australia) using three geostationary satellites. We have spent approximately $674 million on required infrastructure, including the satellites and the earth stations. Presently, two of the satellites, AsiaStar and AfriStar and their associated ground control systems, are providing operational services to Asia, all of the Middle East and Africa, and parts of Europe. We have two more satellites, one fully assembled (which we plan to use to provide mobile DARS in Europe) and another that is partially assembled and for which we have procured long lead parts (which will serve as a ground spare). The satellites are designed to provide digital audio, multimedia and data broadcasting to small fixed and portable L Band receivers in their line of sight anywhere in their broadcast coverage area. We also plan to implement terrestrial repeater networks that will be part of our system in selected markets within our satellite broadcast coverage area. With the addition of suitably located terrestrial repeater networks, the system can provide more reliable urban broadcast services to receivers in automobiles (similar to the services provided by XM, whose system is based on our proprietary technology).

The ground segment consists of the ground control system and the network management system. The ground control system provides the capability to monitor and maintain our satellites in-orbit over the desired life of the satellite. The network management system consists of centralized hub stations, or individual broadcast stations, with the ability to aggregate the program channels and uplink to the satellite within their view. Individual broadcasters that choose to uplink to a satellite directly from their broadcast facilities lease or purchase individual feeder link stations from suppliers approved by us. Using program encryption/decryption, the system provides subscriber management service through selective addressing of receivers and supports small messaging services.

We built our system working with industry leaders, including Alcatel Space, EADS Astrium and Arianespace (France), SED (Canada), GSI (USA), Fraunhofer Institute (Germany), ST Microelectronics (Italy), Micronas (Germany) and others, to realize high quality and reliability of service.

Space segment

Both our AfriStar and AsiaStar satellites are Matra Marconi Eurostar 2000+ buses built by Alcatel Space and EADS Astrium, formerly known as Matra Marconi Space. Both are geostationary orbit satellites broadcasting programs in the L Band frequency (1452-1492 MHz range). Each of the two satellites has three downlink spot beams, with each beam covering approximately 14 million square kilometers of the earth. The AfriStar satellite, launched in October 1998, is located at the 21° East Longitude orbital location with beams covering all regions of Africa, the Mediterranean basin countries, the Middle East and parts of Europe. The AsiaStar satellite, launched in March 2000, is located at the 105° East Longitude orbital location with beams covering the most densely populated parts of Asia, including India, China and the southern part of Russia. The third satellite, which is fully assembled and ready for launch, is currently in storage at EADS Astrium's and Alcatel Alenia Space facilities in Toulouse, France and Stevenage, U.K. A fourth satellite of identical design, for which long lead parts have been procured and partially assembled, is also maintained in storage in Toulouse, France and can be integrated and tested for launch in an abbreviated period of time.

Each satellite has a design life of twelve years, with an orbital maneuver life of 15 years, which means that each satellite has been designed and fueled to maintain its assigned orbital position (within 0.1 degrees) for 15 years. After that point, the satellite must be decommissioned. Our AfriStar satellite has developed a defect in its solar panels. As a result of this defect, the panels are collecting less power than intended and we expect that the defect may affect that satellite's operation in the period 2008-2010. At that point, the panels may not be collecting enough energy to fully power our satellite system. In that event, we will have to make an operating decision in order to conserve power at that time, which may include broadcasting a smaller number of channels over one of the beams, or reducing our broadcast coverage area in our least utilized beam or beams.

We use a digital data transmission scheme to transmit programs to satellite receivers. Our digital format incorporates interleaving, Reed-Solomon and convolution encoding techniques to protect our service against transmission errors. Each of our satellites provides two types of channel capacity: transparent and processed. In the transparent mode, signals from ground stations are sent to the satellite in a time sequence known as time division multiplex (TDM). In this mode, different channels are brought to a central hub station for aggregation and uplink to the satellite. The satellite receives and rebroadcasts these channels to ground receivers within its coverage area. The three downlink beams receive programs from corresponding uplinks in different frequencies.

In the processed mode, the satellite has the ability to process the received signals before retransmission. This second mode allows individual broadcasters to uplink to the satellite directly from their respective studios. In the processed mode, any program uplinked on a single frequency can be broadcast in any or all of the downlink beams.

Common to both types of transmission modes is the concept of Prime Rate Channels (PRCs). A PRC is a basic 16 kbps channel. Each beam consisting of two TDM carriers has a maximum capacity of 192 PRCs leading to a total capacity of 3,072 kbps. The PRCs can be combined to produce various levels of service for broadcasters—from 16 kbps to 128 kbps to meet the quality needs of programs. Channels can be split in real-time so that low data rate services, such as voice tracks or advertisements, can blend seamlessly with high data rate services, such as high quality music programming. We can provide up to 80 program channels per beam, ranging from mono AM to near CD quality audio, using this capacity and MP3 audio encoding. We can also provide multimedia channels combining audio, video and data of desired quality. With advanced coding techniques, such as AAC+, we will be able to realize our desired quality of service with less capacity usage, provided that appropriate modifications are made to the user receivers.

We are presently working to introduce mobile service using both satellite and ground retransmission capabilities. For this service we have modified the satellite waveform with the introduction of a long interleaver. It also uses advanced audio source coding techniques such as AAC+, which uses less bandwidth and also provides better audio quality. We are developing new receivers to receive mobile services, which will have the ability to receive programs coded in both MP3 and AAC+ formats. With the introduction of our mobile service, we will need for a limited time to transmit separate broadcasts directed to our current receivers and our next generation receivers.

Ground segment

Operation of each satellite currently in-orbit is monitored and controlled by the ground control system, comprising a regional operations center (ROC), two telemetry, command and ranging (TCR) stations and one communications system monitoring (CSM) station that performs monitoring of the downlink signal quality and control of each satellite. Our regional operations centers are located in Silver Spring, Maryland for AfriStar and Melbourne, Australia for AsiaStar. The regional operating centers, through their satellite control centers, manage the performance and status of the satellite by controlling the satellite and monitoring the status of the onboard communications payload. In addition, the regional operations centers, through mission control centers, facilitate delivery and control the quality of the signals from the individual uplink stations to the satellites by assigning signals to the appropriate uplink frequencies and routing them to their appropriate downlink carriers. The system architecture is identical for each region.

The regional operating centers control the satellites via dedicated data lines to the TCR stations. Each satellite has two TCR stations with sufficient geographic distance between them so that if natural disasters or any unforeseen events were to make one inoperable, a back-up station will be available. TCR stations consist of an X-Band uplink command and control system and an L Band telemetry monitoring system. A backup mode has also been provided using an S Band link from Bangalore, India. The TCR stations for AfriStar are located in Bangalore, India and Port Louis, Mauritius and for AsiaStar in Melbourne, Australia and Port Louis, Mauritius.

In addition to the TCR stations, a CSM station is associated with each satellite to monitor continuously the quality of the downlink services. Our CSM facilities are located in Libreville, Gabon for AfriStar and Melbourne, Australia for AsiaStar.

Network management system

Our network management system provides the connectivity between the programming sources, the satellites and the receivers. The satellite transponders permit (i) a multiplicity of uplinks to the satellites directly from the broadcaster's studio or from common hub feeder link stations (linked terrestrially to broadcasters through dedicated communication lines) and (ii) downlinks directly to receivers.


Silver Spring, Maryland
Production Operations Center (POC)
Studio complex which produces 16 global channels
Beijing, China BOC
Bangalore, India
Production Operations Center (POC)
Studio complex which produces 12 channels for the Asian market
Singapore BOC
Broadcast Operations Centers (BOC)
The BOC receives audio and data from global and regional content providers and WorldSpace POCs, formats and then uplinks the content to the Satellites. The BOCs may also have in-house production systems to produce local or occasional use channels
Melbourne, Australia BOC

In the common hub mode, the WorldSpace-branded broadcast channels, all audio channels from external broadcasters and multimedia content are backhauled and aggregated to a broadcast operations center (BOC) and the content is fed directly to a transparent hub feeder link station (TFLS). The external broadcaster's contents are backhauled to the BOC using off-the-shelf codec equipment and dedicated communication lines. The TFLS multiplexes all the incoming audio channels and data, translates the encoded signal into PRCs in the TDM format compatible with the receivers. The TFLS then uses a single carrier frequency to uplink transmissions to the satellite. Onboard the satellite, the signal is routed by the transparent transponder to a specific downlink beam and transmitted via L Band frequencies to the receivers. A TFLS located in Johannesburg provides the uplink to the AfriStar satellite. A station in Singapore provides the uplink for the west and south beams of the AsiaStar satellite. The north beam of the AsiaStar satellite is supported by a TFLS located in Beijing, China.

As an alternative to the TFLS, individual broadcasters may also uplink directly to the satellite from their own facilities or from a central location via a Processed Feeder Link Station (PFLS). The PFLS can be installed at the broadcaster's location or a location central to several broadcasters (to which programming is transmitted by the broadcasters via dedicated communication lines). The PFLS, after coding, translates the signal into PRCs for onward transmission to the processed transponder onboard the satellite. The processed payload transponder receives multiple uplink signals and processes them for rebroadcast in L Band. PFLSs in London and Toulouse currently provide access to AfriStar; a new PFLS in Dubai is under construction to replace the Nairobi PFLS which has been recently decommissioned. PFLSs in Melbourne and Singapore provide access to AsiaStar. The TFLSs and the PFLSs are equipped with custom-built encryption nodes to encrypt any channel or a group of channels to support the subscription management service.

We will also introduce an over-the-air authorization channel, which will allow any suitably equipped receiver to be activated or de-activated using a dedicated channel without requiring consumers to enter passwords directly into a receiver. This will facilitate quick and easy activation and deactivation of receivers over the air without requiring the manual entry of passwords into a receiver. The over-the-air authorization channel will also have the capability to send short messages to individual receivers.

User segment

Users must purchase a receiver compatible with the L Band frequency in order to access our system. The radio receiver processes, decodes and descrambles the signals to allow users to receive our programming content. Our broadcast frequency and satellites require a special receiver design incorporating a small patch antenna measuring approximately 6 to 8 cm (2.4 to 3.2 inches) which folds neatly into the receiver unit. Each receiver is individually addressable via a unique identifier that can be used to unlock specially coded audio or multimedia signals. This capability provides us with the flexibility to deliver free, subscription and/or premium services to consumers.

The currently available receivers are manually coded for subscription authorization. A Passcode, valid for varying periods of time depending upon the length of the subscription purchased and paid for, is provided to a subscriber and entered into the receiver. Passcodes are re-validated on a quarterly basis. Upon subscription renewal, a new passcode is provided and similarly entered into the receiver. As new receiver products are introduced, we plan to provide for over-the-air activation of subscriptions.

The small, attached receiver antenna facilitates satellite reception within the line of sight of the satellite. To allow for indoor use of the receiver, the antenna can be detached and placed against a window for line-of-sight view of the satellite. Where direct line of sight to the satellite is not possible, we offer a long-range Yagi antenna, which can be mounted outdoors and connected to the receiver. As with any wireless broadcast service, we expect that our transmission coverage will be subject to occasional "dead zones" where the service from the satellite may be blocked or interrupted and reception adversely affected by nearby tall buildings, elevations in topography, tree clusters, highway overpasses and similar obstructions.

Terrestrial system

Since line of sight reception may be difficult in the urban areas in which we operate, we intend to install terrestrial repeating transmitters to rebroadcast our satellite signals in the largest cities in India. Our next generation receivers would be capable of receiving this broadcast. The development of next generation mobile receivers will coincide with our installation of terrestrial repeating transmitters in the markets in which we operate in order to increase the reach of our broadcasts. The satellite component of the system will be based on the same TDM signal we currently use, but will use a modified waveform with several significant enhancements designed to improve in vehicle reception in areas partially shadowed by trees or other obstructions.

Regulatory Matters

As an international satellite system operator and provider of DARS, we are subject to regulation at the international and national levels. At the international level, we are subject to the radio frequency spectrum allocation process and satellite coordination procedures of the ITU. Additionally, at the national level, we are subject to regulation by jurisdictions that have licensed our satellites and their associated ground segments. Finally, while provision of our satellite-only service in most markets does not require service authorization, the implementation of hybrid satellite and complementary terrestrial networks requires that we obtain prior service and/or frequency authorization(s) in each respective market.

Regulation at the international level

The ITU radio-frequency spectrum allocation process

The ITU, a specialized agency of the United Nations with over 190 member countries, meets every three to four years at a World Radiocommunication Conference (WRC). The purpose of the WRC is to update frequency allocation decisions and other conditions for use of radio frequency spectrum at the international level. Once the ITU allocates a particular frequency band to a given service, individual member countries may assign and license frequencies within that band to specific communications and media service providers in such countries.

At WARC-92, the ITU allocated the 1452-1492 MHz frequency band (within the so-called "L Band") to the Broadcasting-Satellite Service (Sound), (BSS (Sound)) referred to as DARS in the United States, on a global basis. Recognizing the line of sight physics of satellite broadcasting and the need to provide seamless coverage in urban areas, the ITU specified that the global allocation covered BSS (Sound) and complementary terrestrial broadcasting. Further, WARC-92 limited BSS (Sound) initial operations to the upper 25 MHz of the L Band allocation (1467-1492 MHz), with the use of the lower 15 MHz of the L Band to commence after the conclusion of a planning conference, which has not been scheduled.

ITU satellite coordination

Our use of the orbital locations assigned to us in our licenses is subject to the frequency coordination and registration process of the ITU. In order to protect satellite systems from harmful radio frequency interference from other communications systems, the ITU maintains a Master International Frequency Register (MIFR) of radio frequency assignments and their associated orbital locations. Each ITU member state (referred to as an "administration") is required by treaty to give notice of, coordinate, and register its proposed use of radio frequency assignments and associated orbital locations with the ITU's Radiocommunication Bureau.

In our case, the governments of the United States, Australia and Trinidad and Tobago have licensed or authorized our AfriStar and AsiaStar satellites and the satellite intended for use in Central and South America (AmeriStar), respectively, and are therefore the notifying administrations for each of those respective satellites as well as another satellite intended as a replacement for AfriStar. As our notifying administrations, they are responsible for filing and coordinating our allocated radio frequency assignments and associated orbital locations for each satellite with both the ITU's Radiocommunication Bureau and the national administrations of other countries in each satellite's service region.

BSS (Sound) services share the L Band frequencies on a co-primary basis with terrestrial fixed, mobile and broadcasting services. Therefore, our satellites were required to be coordinated with existing systems either lawfully operating in our service regions or enjoying date priority ahead of us. While our notifying administrations, as the formal members of the ITU, are responsible for coordinating our satellites, in practice they require that we, as the satellite licensee, identify any potential interference concerns with existing systems or those enjoying date priority ahead of us, and provide the analytical work and interface necessary to coordinate with such systems. If we are unable to reach agreement and finalize coordination, our notifying administrations would then assist us with such coordination.

When the coordination process is completed, the ITU formally enters each satellite system's orbital and frequency use characteristics in the MIFR. Such registration notifies all proposed users of frequencies that such registered satellite system is protected from interference from subsequent or nonconforming uses by other nations.

In the event disputes arise during coordination, the ITU's Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. Rather, the Radio Regulations' dispute resolution procedures are based on the willingness of the parties concerned to reach a mutually acceptable agreement. Neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. As further described below, each of our satellites in-service has been fully coordinated and registered in the MIFR and therefore enjoys priority over all later-filed requests for coordination and any non-conforming uses. Further, coordination information has been submitted for our AfriStar-2 satellite. However, while the ITU's Radio Regulations set forth the procedures for the resolution of disputes that may arise either during coordination or after coordination is completed and satellites are registered, as a practical matter there are no mandatory dispute resolution or enforcement mechanisms at the ITU.

Regulation at the national level

Regulation of the satellites

AfriStar-1: Regulation by the United States. Following a previously issued experimental license, on December 17, 1999, the FCC granted AfriSpace, Inc., our wholly-owned subsidiary (AfriSpace), a full license authorizing AfriSpace to launch and operate the AfriStar-1 satellite at the 21° East Longitude orbital location to provide commercial digital audio broadcasting services in the L Band to Africa and the Middle East. The license specifically provides for a ten year license term and expires in January 2010. It is renewable at that time.

We successfully coordinated the operation of AfriStar-1 with each of the administrations in the satellite's coverage area. On February 7, 2006, the ITU registered the AfriStar satellite network in the MIFR. Under current ITU spectrum priority rules, therefore, AfriStar-1 has priority for use of the relevant radio frequencies and the associated orbital position. The AfriStar-1 filing has a period of validity of thirty years, through October 2028.

Our AfriStar satellite is licensed to serve all markets within its footprint. As noted above, AfriSpace received its license to serve the Africa and Middle East regions. As a U.S. -licensed satellite system, AfriStar is subject to the FCC's general policies governing satellite services. In this regard, in its *DISCO I Report and Order*, the FCC gave U.S. satellite operators the flexibility to serve any market within their satellites' footprint, provided the United States' international obligations to coordinate the spacecraft are satisfied. AfriStar has been fully coordinated for service throughout its service region, which includes not only the Middle East and Africa, but also portions of South Asia and Europe. Therefore, on April 8, 2004, AfriSpace notified the FCC that it intended to provide service to all regions within the satellite's footprint.

AfriStar-2: Regulation by the United States. On January 3, 2006, we were awarded a license by the FCC to launch and operate AfriStar-2, and to co-locate it with AfriStar-1 at the 21° East Longitude orbital location. The satellite would operate within the same authorized frequency band (from 1467 to 1492 MHz) as AfriStar-1 and is expected to enhance our service coverage in North Africa, the Mediterranean basin and Europe, as well as provide certain "overlap" redundancy for the northwestern and northeastern portions of AfriStar's current coverage area. The request for coordination with respect to AfriStar-2 was published by the ITU on May 3, 2005.

The FCC did not impose a performance bond requirement on AfriStar-2 and only required that it be launched and placed into operation prior to decommissioning AfriStar-1.

A number of ITU filings for the L Band currently have date priority over our AfriStar-2 filing. Although we are required to coordinate our AfriStar-2 filing with these prior-in-time filings, those filings must themselves be coordinated with our AfriStar-1 and AsiaStar satellite notifications.

On February 2, 2006, an application for review was filed asking the FCC to reverse the order by which the FCC had granted the AfriStar-2 license. We timely submitted an opposition to this application for review. While we believe that the application for review lacks any legal basis that would justify a reversal of the FCC's decision to grant the AfriStar-2 license, there is no guarantee that the FCC will uphold its order and our license.

Other United States regulation. We are also subject to U.S. export controls laws and regulations, specifically the Arms Export Control Act, the International Traffic in Arms Regulations, the Export

Administration Regulations and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Controls in the operation of our business. We have obtained all the specific authorizations currently needed to operate our business and believe that the terms of these licenses are sufficient given the scope and duration of the activities to which they pertain.

AsiaStar: regulation by Australia

Our AsiaStar satellite is subject to regulation under the *Radiocommunications Act* 1992 (Cth) and the *Radiocommunications Licence Conditions (Apparatus Licence) Determination 2003* (Cth), related subordinate legislation and a Deed of Agreement between the Australian Communications Authority (ACA) (now the Australian Communications and Music Authority (ACMA)) and AsiaSpace Limited, the Company's wholly-owned Australian subsidiary (AsiaSpace).

In 1995, the ACA (now the ACMA) on behalf of the Australian government agreed to be the ITU notifying administration for our AsiaStar satellite, operated by AsiaSpace. In 1999, following the ACA filings with the ITU on behalf of AsiaSpace, a Deed of Agreement between the ACA and AsiaSpace was executed that provided for the frequency coordination and operational control of the AsiaStar satellite network from Australia (the Deed).

The Deed remains in force as long as AsiaSpace fulfills its obligations as specified therein, which include compliance with the ITU Radio Regulations, maintenance of a telemetry, tracking and control facility in Australia, AsiaSpace's continued incorporation in Australia and location of its central management and control in Australia. If AsiaSpace is determined to have breached the Deed, the ACMA has the discretion to terminate the Deed and suppress the ITU notification of the network. In 2005, AsiaSpace agreed in principle to amend the Deed so that it is responsible for all costs payable to the ITU. This requirement is imposed upon other satellite operators in Australia who have entered into similar deeds with the ACMA. AsiaSpace is presently discussing draft amendments with the ACMA. Once the AsiaStar satellite reaches the end of its service life, if a new satellite is launched from Australia or an Australian national (including an Australian corporation within the WorldSpace group) authorizes the launch, the *Space Activities Act 1998* (Cth) would apply and we will need to apply to the ACMA and the Space Licensing and Safety Office (SLASO) for authorization to launch a replacement satellite. However, there can be no guarantee that the ACMA and SLASO will grant such an authorization, in which case, the radio frequency assignments and associated orbital location currently used by our AsiaStar satellite could become available for use by other satellite operators.

AsiaSpace also currently holds apparatus licenses 1105214, 1105215, 1317666 and 1317667 which are issued by the ACA (now ACMA) and authorize the use of certain frequencies and facilities necessary in Australia for the operation of the AsiaStar satellite. The licenses are renewed annually. Although renewal is not automatic, there is a reasonable expectation that they will be renewed at the appropriate time.

AsiaSpace has successfully coordinated the AsiaStar satellite at the 105° East Longitude orbital location and, on June 15, 2004, the ITU registered the AsiaStar satellite network in the MIFR. Under current ITU spectrum priority rules, AsiaStar has priority for use of the relevant radio frequencies and the associated orbital position.

AmeriStar: regulation by Trinidad and Tobago

On December 30, 1992, the Government of Trinidad and Tobago granted a special license to WorldSpace Caribbean Ltd., a wholly-owned (indirect) subsidiary, to provide commercial digital audio broadcasting services from the 95° West Longitude orbital location. This license expired on April 2, 2000 and was subsequently renewed in December 2001 and remains effective until 2013.

As a result of a lengthy coordination process, the initial filing for AmeriStar expired in January 2002. The Government of Trinidad and Tobago subsequently submitted a new advance publication filing to the ITU effective the same month, and a request for coordination filing with a July 2002 date of receipt. Coordination of this new filing, which is identical in all respects to the expired one, is on-going.

Regulation of the WorldSpace ground system

Operation of the satellites

Our satellites are monitored and controlled by the ground control system, which is comprised of regional operations centers (ROCs) in Silver Spring, Maryland and Melbourne, Australia; telemetry, command and ranging (TCR) stations in Bangalore, India, Melbourne, Australia and Mauritius; and in-orbit testing/ communications system monitoring (IOT/CSM) stations in Libreville, Gabon and Melbourne, Australia that control and monitor the downlink signal quality of each satellite. Pursuant to our contracts with relevant in-country service providers such as Gabon Télécom, Antrix Corporation Limited of India and Mauritius Telecom, the responsibility for obtaining and maintaining all necessary regulatory authorizations for operation of the ROC, TCR and IOT/CSM stations not owned or operated by WorldSpace resides with the applicable local service providers. We believe that our ground system service providers have obtained all necessary regulatory authorizations for the operation and monitoring of the AfriStar and AsiaStar satellites. In Mauritius and Gabon, our previous long-term agreements for ground systems services have expired and we are currently operating on a month-to-month basis with no change in terms.

Regulation of Receivers. Our receiver manufacturers have the broad responsibility to market the receivers. Pursuant to our receiver development, production, marketing and license agreements, the relevant receiver manufacturers are responsible for obtaining and maintaining any permits and similar approvals relating to the sale of the receivers and for complying with all applicable export compliance laws.

In the international trade of products, most countries follow the Harmonized Commodity and Coding System, also referred to as the Harmonized System (HS), as a basis to calculate customs tariffs. To date, most countries that have allowed the importation of satellite DARS receivers have used the Harmonized System 85.27 classification, which also applies to conventional analog radios. Thus, customs restrictions and tariff levels may vary from country-to-country or region-to-region.

India

We began offering free-to-air service to India in 2000, and started providing the first subscription digital radio service in India in 2002. We are now in the advanced stages of seeking approval to offer a "hybrid" digital radio service in India. This service will utilize terrestrial repeaters located in urban and other areas where reception is problematic, in conjunction with our AsiaStar satellite, in order to develop a new mobile service intended for use in automobiles. Radio services in India are governed by the central government pursuant to the Indian Telegraph Act, 1885 and the Indian Wireless Telegraphy Act, 1933 which, among other powers, give the central government the power to grant licenses to persons establishing, maintaining or working a telegraph apparatus, or even possessing a wireless telegraph apparatus, including radios, within any part of India. Each successive step in our Indian business strategy entails an increased level of regulation, and involves various regulatory authorities. These include: the Ministry of Information and Broadcasting, which is responsible for policy formulation; the Department of Telecommunications under the Ministry of Communications and Information Technology which is responsible for licensing, and wireless spectrum management, among others; the Telecom Regulatory Authority of India (TRAI), an autonomous government entity created under the TRAI Act, 2000, which is charged with regulating the telecommunications sector and providing recommendations to the government; the Wireless Planning & Coordination Committee (WPCC) Wing of the Ministry of Communications & Information Technology, created under the Government New Telecommunications Policy, 1999 which sets spectrum policy in India; the Ministry of Home Affairs; the Department of Space; and the Standing Advisory Committee on Radio Frequency Allocation (SACFA). The regulatory aspects of the different stages of our business plan for India, as well as the respective roles of these governmental bodies, are described in more detail below.

Free-to-air services. India does not currently require downlink service/frequency authorizations to provide free-to-air, satellite-only digital radio services, including ancillary data transmissions. Currently, only Indian companies are authorized to downlink and uplink television channels to and from India. With respect to protection from interference into our L Band frequencies, the Indian administration has adopted the WARC-92 allocation for BSS (Sound) in its national table of allocations on a co-primary basis with the fixed service. Any potential interference issues are coordinated on a case-by-case basis.

Satellite-based subscription services. We have secured a general business license to carry out various activities including the collection of revenue. This, in turn, allows us to provide subscription audio services in India. Under the Indian Telegraph Act, 1885 and Indian Wireless Telegraphy Act, 1933, establishing, maintaining or working any telecom equipment or possessing any wireless equipment, including satellite receivers, uplinking equipment or terrestrial repeaters, requires the approval of the Department of Telecommunications unless the equipment has been issued a general license or has been specifically exempted from the licensing requirement. Radio receivers have been exempted from specific licensing requirements. We also hold an import license for our receivers.

"Hybrid" services. For the terrestrial retransmission component of our "hybrid" digital radio services, we must obtain a spectrum allocation, spectrum and transmitter authorizations and may also be required to obtain a service license from the Indian government pursuant to the Indian Telegraph Act, 1885, Indian Wireless Telegraph Act, 1933, the National Telecommunication Policy, 1999 and related regulations of the TRAI. Our terrestrial component will require approximately 5 MHz in each urban/suburban area where the satellite signal will be retransmitted. The WPCC process is to allocate terrestrial frequencies after assessing the spectrum requirement and utilization in each city. We expect that the WPCC will carry out this exercise in advance of issuing a full wireless operating license, and in parallel with the separate process of obtaining a service license.

The transmitter authorization, which is under the authority of SACFA, covers the transmitter equipment inclusive of antenna, RF, IF and Baseband. All radio transmitters require SACFA and WPCC clearance, which is issued by the WPCC based upon the equipment specifications. The transmitter authorization is also required for importing equipment into India, as is a Telecommunications Engineering Center certificate. The manufacturers of our receivers are contractually required to obtain all relevant regulatory authorizations.

In addition to the SACFA and WPCC licenses described above, the terrestrial retransmission component may also require a service license and other related authorization from the Ministry of Information and Broadcasting to operate a digital "multiplex" of channels. At the moment, the Ministry does not have regulations governing service authorizations for hybrid DARS.

We intend to conduct Continuous Wave ("C/W") drive tests in Bangalore, in order to evaluate the likely coverage to be obtained from specific candidate sites for a terrestrial repeater network. When the pending DARS deliberations are finalized, and a satellite radio policy adopted, we intend to submit the resulting data collected from the C/W drive tests to the WPCC for final site approvals, in advance of the launch of our mobile DARS service.

Pending DARS deliberations. In response to the gap described above in the regulations of the Ministry of Information and Broadcasting, TRAI issued a consultation paper in December 2004 and on June 27, 2005 issued a recommendation paper to the Ministry on appropriate terms and conditions for satellite DARS licensees. As we are currently the only DARS provider in India, WorldSpace India has been participating in the government's deliberation process regarding the DARS policy.

In its recommendation paper, TRAI recommended that licenses for DARS be granted for periods of 10 years. Licenses would only be granted to Indian subsidiaries. TRAI recommended that no licensing fee be imposed, unless the number of license applications exceeds the available spectrum space. Instead, satellite DARS providers that are permitted to use terrestrial repeaters would be subject to a revenue share of 4% of gross earnings generated in India. TRAI also recommended that 100% foreign ownership be permitted in Indian DARS licenses, including terrestrial repeater licensees. The Indian government may or may not accept the TRAI recommendations. Even if the government accepts the TRAI recommendations, it can be selective in accepting the recommendations and may accept them in part.

When a regulatory regime is established, WorldSpace may be required to obtain approval from the WPCC, SACFA, the Ministry of Home Affairs, the Department of Space or other government bodies. WorldSpace may also be required to partner with a local entity to provide service. Although TRAI's recommendations for DARS do not include foreign ownership restrictions, the laws governing most other telecommunications and broadcasting services in India, including the Foreign Exchange Management Act, 1999, do include foreign ownership restrictions. We anticipate that WorldSpace will be able to continue providing service in India in some fashion, either through its wholly-owned subsidiary, a joint venture with a locally-owned service provider, or some other arrangement.

The Company is also working with local manufacturers and operators for the supply, installation, operations and maintenance of terrestrial repeater hardware.

Regulatory status in Europe

Digital radio broadcasting services constitute a relatively new commercial sector in Europe; consequently, many European administrations are re-examining their existing regulatory frameworks to accommodate the potential new services. At the pan-European level, European administrations have established a frequency plan, known as the Maastricht 2002 plan, to facilitate and encourage the introduction of national terrestrial digital radio networks. As described below, one consequence of the terrestrial frequency plan is the reduction of the available spectrum in Europe for the deployment of satellite radio networks.

In July 1995, the European Conference of Postal and Telecommunications Administrations (CEPT), met in Wiesbaden, Germany and agreed on a Special Arrangement concerning the introduction and planning of Terrestrial Digital Audio Broadcasting (T-DAB), in the VHF frequencies (174-230 MHz) and L Band (1452-1467.5 MHz) in the territories of the signatory Administrations (referred to as the WI-95 arrangement). In the Special Arrangement, each of the signatory administrations received a certain number of allotments, consisting of T-DAB frequency blocks that were geographically limited and pre-coordinated so as not to interfere with each other, and distributed with a view to forming two complete national coverages per country.

Subsequently, terrestrial digital radio proponents requested that additional L Band spectrum resources above 1467.5 MHz be allocated for T-DAB, in addition to the WI-95 plan. In October 2000, the European Radiocommunications Committee (ERC), the highest body within the CEPT in charge of radio communications matters, authorized seven additional frequency blocks (approximately 12 MHz) from the satellite-only part of the upper 25 MHz of the L Band to be used for the planning of one further T-DAB coverage in each country. A CEPT Conference took place in June 2002 in Maastricht to develop this third coverage plan and to transfer former L Band T-DAB allotments from the WI-95 arrangement into the resulting new "MA-02 Special Arrangement."

The resulting MA-02 plan leaves 12.5 MHz (1479.5-1492 MHz) of the original WARC-92 allocation for satellite digital audio broadcasting, including ancillary terrestrial components, and our AfriStar satellite has been coordinated to use this frequency range within its broadcast coverage area, which includes most of Europe. We believe the 12.5 MHz set aside by the MA-02 plan provides sufficient radio-frequency spectrum to execute our business development plans in Europe, including our contemplated provision of DARS and mobile DARS.

Italy

In May 2006, our Italian subsidiary, WorldSpace Italia S.p.A., received an authorization from the Italian Ministry of Communications to launch a subscription satellite radio and data service in Italy, utilizing the frequency band 1479.5-1492 MHz for the operation of the corresponding hybrid satellite/terrestrial network. We anticipates launching Europe's first satellite digital radio service to portable and vehicular devices in 2008, using our AfriStar satellite and a terrestrial gap-filler network to be rolled out in the major Italian cities.

United Kingdom

In May 2001, the Radio Authority issued WorldSpace U.K. Ltd. a Radio Authority Satellite Service License under Part III of the Broadcasting Act 1990, which authorizes WorldSpace U.K. to offer a multi-channel service receivable via custom-built receivers and carried on the AfriStar satellite. The Radio Authority ceased to exist on December 29, 2003, and its duties were assumed by a new communications regulator, the Office of Communications (Ofcom). Ofcom varied the license in December 2003 to conform with the requirements of the Communications Act 2003 (CA). The license will remain in effect until surrendered by WorldSpace U.K. or revoked in accordance with the conditions of the license, and requires payment of such fees as Ofcom may specify.

Ofcom has recently closed a consultation ("Spectrum Framework Review: Implementation Plan"), which proposed to auction 40 MHz of L-band spectrum in two sub "packages", on an application-neutral basis, with associated rights of spectrum trading:

- The rights to use the 12.5 MHz allocated in Europe to satellite broadcasting might be auctioned as a single licence, subject to constraints to protect reception of satellite radio services, such as our own, in neighbouring countries.
- The remaining 27.5 MHz might be auctioned as more than one sub-band, to enable the establishment of a competitive environment in the provision of particular types of service, including the potential for licensees to choose their preferred technology.

We have been, and continue to be, actively engaged in Ofcom's public consultations regarding the award of spectrum rights of use in the European satellite radio allocation.

China

Our wholly owned subsidiary, WorldSpace (China), Information Technology, Ltd. has entered into a memoranda of understanding with several third-party providers of content with respect to possible cooperation agreements. In addition, WorldSpace China intends, through local Chinese media entities or alliances with local Chinese media entities, to provide services to local radio broadcasters and other media groups who hold appropriate licenses granted by SARFT to engage in radio broadcast and television programming business in China. While we are not yet providing commercial DARS service in China, we have established the necessary satellite infrastructure that will allow us, through cooperation with local China media entities, to begin providing service.

The telecommunications industry in China is subject to extensive government regulation. The Ministry of Information Industry (MII) is the primary agency of the Chinese government for regulating the telecommunications industry in China. As such, MII is responsible for, among other things: formulating and enforcing telecommunications industry policies and regulations; establishing technical standards; granting telecommunications services licenses; supervising the operations and quality of service of telecommunications operators; allocating and administering telecommunications resources, such as spectrum and telephone numbers; and, together with other relevant government agencies, formulating tariff standards.

Currently, a national telecommunications law is in the process of being drafted. If and when the telecommunications law is adopted, it is expected to become the basic telecommunications statute and provide a new regulatory framework for the telecommunications industry in China. The Telecommunications Regulations, effective as of September 25, 2000, were promulgated by the State Council, and provide the primary regulatory framework for China's telecommunications industry until finalization and adoption of the new telecommunications law. The Telecommunications Regulations primarily address: entry into the telecommunications industry; network interconnection; telecommunications resource allocation; tariffs; and service standards.

The Telecommunications Regulations distinguish between basic and value-added telecommunications services, which are subject to different licensing requirements. According to the Catalog of Telecommunications Services, promulgated by the MII and made effective as of April 1, 2003, satellite communications services are categorized as basic telecommunications services. All operators of telecommunications businesses in China must obtain appropriate licenses or permits. An operator of a basic telecommunications business is required to obtain certain authorizations, such as a license for providing VSAT service, a license for leasing a satellite transmitter and a frequency approval, in order to provide such specific telecommunications services. Further, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, promulgated by the State Council and made effective as of January 1, 2002, provide that the foreign equity ownership in a basic telecommunications service provider must not exceed 49%. However, foreign investment in basic telecommunications services, including but not limited to satellite communications services, is highly restricted and regulated.

Currently spectrum utilization by our AsiaStar satellite for broadcasting services to individual households in China must be implemented through a local satellite service provider with appropriate license(s) granted by the MII. In 2000, we entered into several agreements, including an exclusive agency agreement, with China Telecommunications Broadcast Satellite Corporation, through which, after a restructuring in 2001, ChinaSat (acting, as appropriate, through its parent company, subsidiary or subsidiaries or affiliated company), became the sole agent to lease our AsiaStar satellite and develop our satellite leasing business in China. ChinaSat is one of six state-owned telecommunications operators in China and is the largest satellite operator. All existing licenses/ permits regarding our satellite leasing business in China were granted to ChinaSat by the MII, including a basic telecommunications business license, and an operation license for leasing a satellite transmitter. According to the agency agreement, ChinaSat assumes full responsibility for obtaining the requisite government approvals, licenses and permits (if any) to ensure the legality of our satellite leasing business. In 2000, China Telecommunications Broadcast Satellite Corporation, which became a wholly-owned subsidiary of China Satellite Corporation after a restructuring in 2001, obtained MII's approval for its one year commercial testing of satellite-based information service using the L Band of AsiaStar. In October 2004, ChinaSat obtained the MII's approval to establish an L Band satellite digital audio broadcasting transmission system and uplink station subject to annual review by the MII.

Foreign investment in value-added telecommunications services, including but not limited to Internet data center and Internet access services, electronic data interchange services and information transmission services, is also subject to regulatory restrictions. In connection with China's entry into the World Trade Organization (WTO), the threshold of the foreign investment in a company, which is engaged in value-added telecommunications services, can be up to 50%. It is, however, not permitted in China to operate value-added telecommunications services by either a foreign company or its wholly foreign-owned enterprise. Under such a WTO commitment, we, through our wholly-owned subsidiary, have entered into memoranda of understanding with several third-party providers of content with respect to possible cooperation agreements. WorldSpace China is validly existing in China and holds a business license to engage in, among others, researching and developing technologies for electronic equipment and multimedia information services, providing e-business information services, and providing technology services, consultations and training concerning its own products and sale of its own products.

The radio and television industry in China is highly regulated by the Chinese government. The SARFT, along with the Ministry of Culture and the Information Office of the State Council regulate and censor the information which can be provided via radio, film and television. Foreign investors are currently prohibited from operating radio and television stations, radio and television transmission networks comprising transmission stations, relaying stations, satellite up-link stations, satellite receiving stations, microwave stations, monitoring stations and cable broadcasting and television transmission networks as well as publishing and playing broadcast and television programs. However, as of November 28, 2004, foreign investors are allowed, subject to approval by the SARFT and the Ministry of Commerce, to cooperate with local partners in China to produce television and radio programs, provided that the local Chinese partners hold a majority of the interests.

Although beginning in 2004, the regulatory framework for the radio and television industry in China has become more deregulated and transparent, restrictions remain tight on foreign investment in the radio and television fields in China and censorship procedures remain relatively restrictive with respect to content that is to be broadcast in China. The SARFT has indicated its intention to further liberalize this industry and strengthen the development of the digital television and broadcasting service, however, it is uncertain as to when and how these restrictions will be liberalized. Under the current Chinese regulatory regime, we are neither allowed to hold, or to establish any foreign-invested company with Chinese entities to hold, a license or permit with respect to the broadcasting business, nor are we currently engaged in the radio or television broadcasting business in China. If the Chinese government further opens the radio and television industries and grants licenses and permits to foreign investors or foreign-invested companies, we intend to implement a broadcast service using our AsiaStar satellite.

In China, a permit from the Ministry of Commerce or its local counterparts is required for any technology licensing agreements between foreign companies and the Chinese licensees for technology which is subject to restrictions on importation under Chinese laws. With regard to technology that may be freely imported, Chinese licensees are required to register the technology licensing agreements with the Ministry of Commerce or its local counterparts and obtain a registration certificate. If the licensed technology is protected by a Chinese patent, the parties to the technology licensing agreement are required to file the agreement with the State Intellectual Property Office (SIPO) or the local patent offices authorized by SIPO. Chinese licensees are also required to present the permit or the registration certificate or, if the licensed technology is protected by a Chinese patent, the filing documents, as the case may be, to the Chinese foreign currency control departments, local banks, taxation departments and customs when they make payment of the royalties to us. We have entered into technology license agreements with several Chinese companies to manufacture the receivers necessary for Chinese customers to listen to our programming upon the successful launch of our services in China.

Singapore

In February 2000, The Singapore Broadcasting Authority issued an International Satellite Radio Service License to WorldSpace Asia which authorizes WorldSpace to downlink its DARS service into Singapore. The license expired on January 31, 2005, but has been renewed for an additional 5 year term.

Executive Officers of the Company

Below please find certain information concerning each of our executive officers.

Name	Age	Position(s)
Noah A. Samara	50	Chairman, Chief Executive Officer and President
Sridhar Ganesan	44	Executive Vice President—Chief Financial Officer
Gregory B. Armstrong	61	Co-Chief Operating Officer
Alexander P. Brown	44	Co-Chief Operating Officer
Donald J. Frickel	64	Executive Vice President, General Counsel and Secretary

Noah A. Samara has served as the Chairman, Chief Executive Officer and President of WorldSpace and its predecessors since inception. Mr. Samara has been involved in the development of both geostationary and low earth orbit (LEO) satellite systems since the mid-1980s. Mr. Samara's early career was in satellite telecommunications, first with Geostar Corporation and later with the Washington law firm of Venable, Baetjer, Howard & Civiletti.

Sridhar Ganesan has served as Executive Vice President—Chief Financial Officer of WorldSpace and its predecessors since October 2004. Mr. Ganesan joined the WorldSpace group in September 2001 as Senior Vice President, Corporate Strategy & Development. Prior to joining the WorldSpace group, Mr. Ganesan was the founder and Chief Executive officer of a US-based applications services provider, Skymach Corporation, from 2000 to 2001. Prior to that, Mr. Ganesan worked at Lockheed Martin Global Telecommunication in business development positions. Mr. Ganesan has more than twenty years of experience in business development, implementation of international businesses and projects and marketing and sales in the satellite, telecommunication, Internet, information technology and media areas.

Gregory B. Armstrong has served as Co-Chief Operating Officer of WorldSpace since May 2006. Prior to joining WorldSpace, Mr. Armstrong had been Executive Vice President and Chief Operating Officer of Jupiter Telecommunications Co., Ltd., Japan's largest multiple system telecommunications operator based on the number of subscribers, since January 2002. As Executive Vice President he was responsible for franchise operations, sales and marketing, AIT & billing, customer service, operations, engineering/construction, new technologies and digital product development. Prior to joining Jupiter, he held numerous positions with Liberty Media, a holding company owning interests in electronic retailing, media, communications and entertainment businesses, and its affiliated companies, including Executive Vice President and Chief Operating Officer of On Command Corporation, one of the largest providers of in-room entertainment for hotels; Managing Director for Latin America at Liberty Media International; Senior Vice President of Cable Operations at Tele-Communications International, Inc.; and Vice President of UK Operations of Viacom Worldwide.

Alexander P. Brown has served as Co-Chief Operating Officer of WorldSpace since May 2006. Mr. Brown has held international leadership roles with a variety of major content companies in the media industry. Prior to joining WorldSpace, he had been President and CEO of CNBC Asia Pacific, a cable television network specializing in business news, since May 2002. From January through November 2001, Mr. Brown was President and CEO of Virtual Spectator, Inc., a developer of on-line software for sports applications. From 1996 until 2000 Mr. Brown was managing director of ESPN Star Sports, a joint venture between ESPN, a sports and entertainment network, and Star TV. From February 1992 until 1996, Mr. Brown was Managing Director of ESPN Asia, where he launched and established ESPN's Asian operations.

Donald J. Frickel has served as Executive Vice President, General Counsel and Secretary of WorldSpace and its predecessors since January 1999. Mr. Frickel joined the WorldSpace group in March 1996 as Senior Vice President, Legal & Regulatory Affairs. Prior to joining the WorldSpace group, Mr. Frickel served as Associate General Counsel for Mobil Oil Corporation.

Available Information

Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to the reports are available free of charge through our Internet website, http://www.worldspace.com. We post each of these reports on the website as soon as reasonably practicable after the report is filed with the Securities and Exchange Commission. The information on our website is not incorporated into this Form 10-K.

ITEM 1A. RISK FACTORS

Our business, prospects, financial condition, operating results or cash flows may be materially and adversely affected by the following risks, or other risks and uncertainties that we have not yet identified or currently consider to be immaterial.

RISKS RELATED TO OUR BUSINESS

We have faced in the past, and may face in the future, challenges and constraints in obtaining financing.

We will need to raise additional financing to sustain our operations, including the launch of service in Europe and China. We have faced, and in the future may continue to face, many challenges and constraints in financing our development and operations. For several years we experienced severe working capital constraints and incurred substantial delays in implementing our business plan largely as a result of our inability to raise financing. For example, prior to 2005, financing shortfalls forced us to limit our Indian marketing effort and the roll-out of our services in India. Recently, the potential exercise of an optional redemption right by our convertible notes has presented cash flow constraints and made fundraising more difficult. Recently, we entered into an agreement with the convertible note holders to restructure the notes and eliminate the optional redemption right. As part of the restructuring we will use $50 million of our current cash reserves to redeem a portion of the outstanding notes and will issue new senior secured notes, amended and restated convertible notes and warrants in exchange for the remaining principal amount of the convertible notes. The senior secured notes and amended and restated convertible notes contain mandatory repayment provisions and limitations on the amounts of additional secured indebtedness we may incur. Going forward, we will continue to need significant amounts of cash to fund our operations, capital expenditures, administrative and overhead costs, and other contractual obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Future Operating Liquidity and Capital Resource Requirements" and "Capital Expenditures." This will require us to continue to seek outside financing. We cannot guarantee that in the future we will not continue to experience periods where we have limited funding and difficulty in raising any necessary capital on favorable terms, if at all. In such circumstances, if we were not able to obtain additional financing, we could be forced to curtail, or even cease, operations.

Our business has experienced significant losses and we may not be able to generate sufficient revenue to fund our business or to become profitable.

Through the end of December 2006, we have spent approximately $1.5 billion in connection with the development and launch of our business. To date, the build-out of our infrastructure and our day-to-day operations have been financed substantially entirely by our financing activities, and we have had limited revenue from operations. As of December 31, 2006, we had incurred aggregate losses of approximately $2.3 billion. We plan to dedicate significant resources to our current business strategy, including marketing and construction of terrestrial repeater networks in India, development of next generation mobile receivers and launch of service in Europe and China. In addition, to the extent we have positive annual earnings before interest, taxes, depreciation and amortization (EBITDA), we are required to make payments of 10% of our EBITDA, if any, to Stonehouse Limited ("Stonehouse") for each annual period through December 31, 2015 under a royalty agreement with Stonehouse Capital Ltd. ("Stonehouse"). See Note C to our Consolidated Financial Statements contained in Item 8 herein. We anticipate that, in the near term, we will continue to rely on the proceeds from financings to sustain our operations. In the future, we will need to generate significant revenue in order to achieve a profit from operations, and we can offer no assurance that we will ever generate such levels of revenue or become profitable from operations.

If we do not achieve sufficient demand for our services or are unable to retain our customers, we may not generate sufficient revenues for us to become profitable.

We cannot estimate with any degree of certainty the potential market demand in our target markets for a subscription-based digital satellite radio service or the degree to which our service will meet such market demand. We will achieve or fail to gain market acceptance depending upon many factors, some of which are not within our control, including:

- whether we can offer sufficient high-quality programming consistent with our potential customers' preferences;
- the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio broadcasts;
- the extent to which we can limit customer turnover (or "churn"), either as a result of customers electing voluntarily to discontinue our service (including customers who discontinue following rate increases at the end of any promotion) or as a result of customers being discontinued due to nonpayment;
- the cost, availability and consumer acceptance of receivers capable of receiving our broadcasts;
- the availability of regulatory authorizations for repeater networks in markets where radio listening in vehicles is a significant factor for those in our target segments;
- our marketing and pricing strategies, as well as those of our receiver manufacturers;
- competition from other media and entertainment in our target markets;
- the development of alternative technologies or services; and
- the general economic, political and social conditions in our target markets.

If for any reason we cannot achieve a rapid and significant level of consumer acceptance for our service, or we are unable to retain sufficient percentages of our customers (including promotion subscribers), we may not generate sufficient revenues for us to become profitable.

We may incur significant delays and expense in the development and installation of terrestrial repeater transmitters, and we cannot be certain that the systems will function properly.

Our planned introduction of a mobile service in India, Italy, Bahrain and the UAE requires the installation of a network of terrestrial repeating transmitters (terrestrial repeaters), which serve as gap fillers to avoid signal disruption in the markets in which we plan to offer mobile products. The eventual roll-out of our mobile services elsewhere in Europe and in China will also require the installation of networks of terrestrial repeaters.

We intend to install terrestrial repeaters to rebroadcast our satellite signals in various cities in India as we expand our terrestrial network and roll out our services. We have developed new technology for the future terrestrial repeaters in cooperation with SED Systems, a division of Calian Ltd. and contracted for an initial order. As our current receivers are not compatible with the terrestrial repeaters, we will also need to offer a next generation of receivers that can receive these rebroadcasts as well as broadcasts directly from our satellites. Until we have installed and tested a substantial portion of the new equipment we cannot be certain that our mobile DARS will function using the terrestrial repeaters. In addition, some areas may still experience "dead zones" and we may incur additional costs to install terrestrial repeaters to cover these areas. We also may experience significant delays and expense in the implementation of our current plan to install terrestrial repeaters in the event that third-parties with existing terrestrial repeater networks, including radio broadcasters, upon whom we may be relying to secure optimal sites and install our terrestrial repeater network, do not cooperate with us or do not act in a timely and effective manner.

We may also experience signal interference with our new receivers due to terrestrial transmissions in portions of the L Band spectrum. When we identify a signal that is interfering with our terrestrial rebroadcasts, we will seek to negotiate a solution with the local operator of the transmitter. However, we may not always be able to reach a timely agreement through the relevant government authorities responsible for frequency management that will allow our customers to receive our service without any interference.

We may be unable to obtain the authorizations required to operate our terrestrial repeater networks in India or to retain the necessary authorizations to operate a subscription service.

The Indian government does not currently have a regulatory framework or written policy governing satellite radio services, and we are presently the only satellite radio services provider in the country. We have received the government authorizations that are presently required to provide our existing subscription service and to import our current receivers. However, in order to deploy complementary terrestrial repeaters in India, we will be required to obtain spectrum allocation and transmitter authorizations and may also be required to obtain service licenses. In addition, the Indian government may require that we obtain additional authorizations or licenses or may impose restrictions on our business. Moreover, in the recommendation paper issued on June 27, 2005 the Telecom Regulatory Authority of India (TRAI) recommended to the Indian government that a revenue share fee of 4% of gross earnings generated in India be imposed if the satellite broadcaster uses terrestrial repeaters. Further, the Indian government is planning to issue regulations governing DARS, and such regulations may require us to obtain additional authorizations or licenses or impose restrictions on our business. In addition, TRAI has also recommended that the Indian government regulate content of DARS providers. Any failure to obtain any required licenses or further authorizations or any material changes in our current authorizations or imposition of any additional restrictions could adversely affect our ability to carry out our business plan in India. Moreover, we are planning to introduce a new generation of receiver products incorporating new technology. We expect some increased risk during the period when our manufacturing partners begin commercial manufacture of receiver products incorporating the new technology.

See also, below, "Risks Related to the Conduct of Our Business in Europe – We may be unable to obtain licenses required to operate terrestrial repeater networks in Europe or to obtain and retain the necessary authorizations to operate a mobile DARS subscription service."

We may experience delays and incur significant costs in the development and production of our receivers.

Our receivers are manufactured by a limited number of third-party vendors. Because the market for our receivers is still limited, the financial incentive for manufacturers to produce significant quantities of our receivers at an attractive price is similarly limited. Our business plan depends on the reduction of the cost of our receivers in order to make them available to consumers at an attractive price. Currently, to encourage sales of our receivers, we subsidize our lowest-cost receivers in India. We expect that in the near term future, we will need to continue to subsidize the cost of our receivers by offering them to distributors at a price below their cost to us. If we cannot reduce such subsidies in the future, our earnings and results of operations will be negatively affected.

Our next generation of receivers will eventually replace our current receivers, which may result in increased costs, higher subscriber turnover, or lower receiver sales.

In connection with the introduction of our mobile DARS and the introduction of our next generation of receivers, we intend to begin broadcasting our signal in a modified waveform. Our current receivers will not be able to decode the modified waveform signal. While we intend to broadcast in both waveforms for a period of time, we will eventually cease broadcasting in the older waveform. We will have to transition our subscribers from the older receivers to our next generation receivers. Because our next generation of receivers will, when introduced, be more expensive than our existing receivers, we will face increased costs to the extent we decide to subsidize the transition of our current subscribers to our next generation receivers. In addition, new customers may not be willing to pay for the higher priced new receivers. We may also experience higher subscriber turnover if existing subscribers decide not to purchase a new receiver.

High subscriber acquisition costs could adversely affect our profitability.

In order to attract subscribers to our service in India, we are subsidizing a portion of the costs of purchasing the lowest-cost receiver capable of receiving our broadcast that is offered in our Indian market. Substantially all of our receiver sales in India have been sales of this receiver model. We intend to continue to subsidize a portion of the costs of purchasing receivers in our Indian market and in other markets as we introduce our service. Although we have significantly reduced marketing expenses in India in 2007, until we improve subscriber uptake strategies and obtain regulatory approvals for a hybrid media service, we continue to conduct advertising and sales and other promotional activities in connection with our roll-out of services in different markets in India. Our subscriber acquisition costs will increase even further if we determine that more aggressive advertising, promotions or other marketing efforts are necessary to promote faster subscriber growth or to respond to competition, or are otherwise advisable. If these subscriber acquisition costs become sufficiently high they could materially adversely affect our financial performance.

Given the lack of mandatory dispute resolution or enforcement mechanisms at the International Telecommunication Union, there is no guarantee that the frequencies used by AfriStar and AsiaStar will be protected from interference from non-conforming uses.

Even though the AfriStar-1 and AsiaStar frequency assignments have completed coordination and notification procedures under the International Telecommunication Union (ITU) and therefore enjoy priority over other uses, there is no guarantee that the use of those frequencies will be protected from interference from non-conforming uses by other administrations. Further, while we have filed a coordination request to the ITU to accommodate the technical operating parameters of AfriStar-2, and believe that we should be successful in coordinating with the other administrations in the service area of AfriStar-2, particularly given the priority of AfriStar-1, there is no guarantee that we will be able to address all interference issues regarding AfriStar-2. In the event that harmful interference is caused by a non-conforming frequency assignment or we are unable to address all coordination concerns regarding AfriStar-2, the ITU procedures described in Article 8 and Article 15 of the Radio Regulations would apply. While these procedures set forth the good faith obligations to resolve any such interference, they do not contain mandatory dispute resolution or enforcement mechanisms.

Rather, the Radio Regulations' dispute resolution procedures are based on the willingness of the parties concerned to reach a mutually acceptable agreement. Neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. Since the frequency band that can be used for Broadcasting-Satellite Service (Sound) is limited to 25 MHz (1,467—1,492 MHz) and our two satellites combined occupy virtually all of that spectrum, it may not be possible to eliminate interference by changing frequencies in the area(s) affected.

Our satellites have a limited life and may fail in orbit.

Satellites utilize highly complex technology and, accordingly, are subject to in-orbit failures after they have been successfully placed into operation. Our AfriStar-1 satellite was launched in October 1998, and our AsiaStar satellite was launched in March 2000. Our satellites are designed to operate reliably in orbit for not less than 12 years after launch. After this period, our satellites' performance in delivering our service may deteriorate. Each satellite has an orbital maneuver life of 15 years, which means that each satellite has been designed to maintain its assigned orbital position (within 0.1 degrees) for 15 years. The useful life of our satellites may vary from our estimate. If one of our satellites were to fail or suffer significant performance degradation prematurely and unexpectedly, it would cause interruption in the continuity of our service or impair the quality of our service.

A number of factors could decrease the useful lives of our in-orbit satellites, including:

- expected gradual environmental degradation of solar panels;
- defects in the quality of construction;

- failure of satellite components or systems that are not protected by back-up units;
- loss of the on-board station-keeping system that maintains the geosynchronous position;
- unexpected increase in use of fuel; and
- in rare cases, damage or destruction by electrostatic storms or collisions with other objects in space.

Our AfriStar satellite has developed a defect in its solar panels. The panels are collecting less power than intended, and we expect that this may affect that satellite's operation in the period 2008-2010. We have developed, in consultation with Astrium, operational procedures that would extend the useful life of the satellite through careful management of power generated by the solar arrays. Such procedures would permit broadcasting a smaller number of channels over one or more of its beams in order to conserve power or reducing the power radiated by one or more of its beams with a resulting reduction of the broadcast coverage area. Certain of our target markets served by the AfriStar satellite could be affected by the performance of our AfriStar satellite.

Our insurance may not cover all risks of operating our satellites, and we may elect not to renew in-orbit insurance for one or both of out in-orbit satellites.

We currently maintain in-orbit insurance coverage for our AsiaStar and AfriStar-1 satellites, which would reimburse us for a portion of the insured satellite value in the event of a partial loss or for the full insured value in the event of a total loss, subject to stipulated deductibles and exclusions. The in-orbit policy for AsiaStar, which was renewed in March 2007, is for one year. The current in-orbit policy for AfriStar-1, also a one-year policy, expires in June 2007. We anticipate that in-orbit insurance policies will continue to be on a year-to-year basis, which has become standard in the industry. In-orbit insurance for a satellite will not protect against all losses to a satellite. Our current AsiaStar and AfriStar-1 policies contain specified exclusions, deductibles and material change limitations. Any determination we make year to year as to whether to maintain in-orbit insurance coverage with respect to either satellite will depend on a number of factors, including the availability of insurance in the market and the cost of available insurance. We will also consider the exclusions to coverage, if any, required by insurers and the other terms and conditions upon which the insurance is available. Even if we seek to obtain replacement insurance in the future, we may not be able to obtain this insurance on reasonable terms and conditions. Moreover, this insurance coverage may be costly, if available at all.

Our on-ground satellites may be damaged or destroyed during launch.

In addition to AfriStar and AsiaStar, we have two additional satellites, one fully assembled satellite (AsiaStar-2) and another satellite (F4) for which the long lead parts have been procured and partially assembled, which are currently maintained in storage in Toulouse, France and Stevenage, U.K. We have accepted risk of loss for these satellites and maintain ground insurance for both these satellites. The AsiaStar-2 satellite, which can be used to replace either AfriStar or AsiaStar, may also be modified and launched to provide DARS in Europe. In such case, it is envisioned that the F4 satellite, if fully assembled, would be maintained as an on-ground spare satellite that could be launched in the event that one of our other three satellites experienced an in-orbit failure. The launch of a satellite is subject to significant risks, including launch failure, satellite destruction or damage during launch or failure to achieve proper orbital placement. Launch failure rates vary depending on the particular launch vehicle and contractor, which have not yet been determined with respect to our AsiaStar-2 and F4 satellites. If the launch of either our AsiaStar-2 or F4 satellite were to fail, result in destruction or material damage during launch or fail to achieve proper orbital placement, we would suffer, in addition to any cost relating to building or procuring a replacement satellite and launching such satellite that is not covered by insurance, a significant disruption in the development of the relevant portion of our business as well as a significant impact on our earnings as a result of the delay in revenue producing activities.

We may not be able to compete effectively against conventional radio stations or other potential providers of consumer audio services.

In seeking market acceptance, we will encounter competition for both listeners and future subscription and advertising revenue from many sources, including traditional AM/FM radio, shortwave radio, Internet based audio providers, satellite television and cable and digital music players. We could also face competition from Terrestrial Digital Radio services, although such services are not currently offered in India or China, two of our three major immediate target markets. We may also face competition from satellite "Digital Multimedia Broadcasting," or DMB, which is directed primarily at the mobile phone market but can also provide in-vehicle reception, although DMB consists primarily of delivering TV programs and multimedia content. See "Business—Competition."

Unlike our service, traditional AM/FM radio already has a well-established market presence for its services and generally offers free-to-air broadcast reception supported by commercial advertising, rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as news and sports reports, which we may not be able to offer as effectively as local radio stations. To the extent that consumers place a high value on these features of traditional AM/FM radio, we are at a competitive disadvantage to the traditional providers of audio entertainment services.

In addition, although potential competition in our target markets with other satellite broadcast radio services is limited by regulatory and other restrictions, such competition could emerge. While all of our target countries have selected the L Band frequency allocation for satellite radio, India, Pakistan, Mexico and Thailand have also selected the S Band as an additional allocation within their respective territories. If an alternative satellite radio broadcast system that is comparable or superior to our system were to be introduced in our target markets, or if any competitor were to begin offering another mobile DARS before we do, we could experience competitive pressure or be at a competitive disadvantage.

Technological innovation in the satellite industry and the audio entertainment industry is subject to rapid change, and we will need to develop and introduce on a timely basis new technology that addresses the changing preferences of our customers.

The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovation, changes in customer requirements and expectations and evolving industry standards. Our success will depend in part on our ability to develop and introduce on a timely basis new technology that keeps pace with technological developments and emerging industry standards, and addresses the increasingly sophisticated and changing needs of our customers. We also depend on technologies being developed by third parties to implement key aspects of our system. The development of new technologically advanced services and equipment is a complex and uncertain process requiring capital commitments and high levels of innovation, as well as the accurate anticipation of technological and market trends. Our failure to keep pace with, anticipate and respond adequately to changes in technology or consumer preferences could have a material, adverse impact on our business, financial condition and results of operation.

Our failure to acquire new content or maintain our current content may make our service less desirable to subscribers.

Third-party content is an important part of our service, and if we are unable to obtain or retain third-party content and brands at reasonable costs, we will not be able to carry out our business plan successfully. We may face increased costs in the future with respect to third-party content. We currently offer 13 channels of third-party content in India, and plan to offer additional channels in the future. We also plan to add additional channels of third-party content in any new markets into which we expand our service, including Europe and China, in order to tailor our service to such markets. We may not be able to obtain or retain the third-party content we need at all or within the costs contemplated by our business plan.

In addition, we may not be able to retain the third-party brand name content offered on our channels. Broadcasters of brand name content can choose one or more of several alternative methods of reaching our coverage area, such as television, radio and the Internet. If we do not develop and maintain a subscriber base that is an attractive audience for some of our brand name content broadcasters, they may not wish to continue broadcasting through our service. Brand name broadcasters may also demand greater compensation than we may be willing or able to pay. If we lose brand name content and are unable to replace it with similar programming, our ability to deliver diverse programming will suffer and our service may become less desirable to our current and future subscribers.

Future royalty and other contingent payments could materially limit our available working capital and negatively impact our results of operations.

We have significant contingent annual payment obligations for the next ten years under our royalty agreement with Stonehouse. We are obligated to pay to Stonehouse 10% of our annual EBITDA, if any, for each annual period through December 31, 2015. In addition, we must maintain a segregated reserve account to be funded in each quarter of any year in which EBITDA is forecast to be positive at the rate of 25% of the estimated annual payment. In addition, $27.5 of the principal amount of the senior secured notes will be repayable one year after issuance of the notes. See Notes C and N to our Consolidated Financial Statements contained in Item 8 herein. The contingent royalty payment and reserve account obligation under the royalty agreement and the repayment obligation could each limit our cash flow and funds available for our working capital, and in the case of the royalty agreement obligations could result in a charge against our earnings which could have a material, adverse effect on our results of operations.

Because the vast majority of our revenue will be derived from operations outside the United States, while our consolidated financial statements are presented in U.S. dollars, changes in the exchange rates between the local currencies of our operations and the U.S. dollar could materially affect our reported results of operations.

We anticipate that the vast majority of our revenue will be derived from our operations outside the United States, particularly India, Europe, China and the Middle East. We present our consolidated financial statements in U.S. dollars. Because we report our financial results in U.S. dollars, our consolidated financial statements will include gains and losses from foreign currency translation adjustments, and these adjustments could have a material impact on our reported results of operations and could result in significant period-to-period fluctuations in our reported results of operations which are not attributable to, and may be at variance with, our actual business performance. Exchange rate fluctuations may also affect the relative values of working capital advances between our various subsidiaries and of payments to and receipts from third parties, the effects of which impact our results of operations.

The loss of key personnel, including our Chairman and CEO, Noah Samara, could significantly harm our business and our credibility in the marketplace.

Our success will depend, in part, upon key technical and managerial personnel, as well as our ability to attract and retain additional highly-qualified personnel as we expand our services in India and develop service in China. The loss of Mr. Samara, our Chairman and CEO, or other executive officers or key technical or managerial personnel or the inability to hire and retain qualified personnel in the future could have a material adverse effect on our ability to staff and manage various parts of our business or otherwise materially adversely affect our business.

If we are unable to maintain appropriate internal controls we will not be able to comply with applicable regulatory requirements imposed on reporting companies.

During 2005 and 2006, we worked aggressively to improve our internal controls and established such new and enhanced systems of internal controls as we believe necessary to allow management to report on, and our independent auditors to attest to, our internal controls, as required after December 31, 2007 with respect to the Company by the management certification and auditor attestation requirements mandated by the Sarbanes-Oxley Act of 2002. We perform system and process evaluation and testing (and any necessary remediation) of our internal control system on an ongoing basis.

In addition to addressing the accounting and internal controls of our current operations, our employees and systems will have to accommodate increasingly complex financial reporting demands as we continue to expand our existing operations and as we introduce our services in other markets.

If we are unable to attract and retain qualified personnel, or if we are unable to scale our financial reporting and accounting systems to our growth, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations or comply with the requirements of the SEC, The NASDAQ Global Market or the Sarbanes-Oxley Act of 2002, which could result in the imposition of sanctions, including the suspension or delisting of our Class A Common Stock from The NASDAQ Global Market and the inability of registered broker dealers to make a market in our Class A Common Stock, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the price of our Class A Common Stock.

Failure to maintain our FCC license authority, to comply with obligations under our Deed of Agreement with the ACA (whose regulatory powers are now exercised by the ACMA) or to receive license renewals and extensions for our AfriStar and AsiaStar satellites from the relevant regulatory agencies could have a material, adverse effect on our business and operations.

The operation of our AsiaStar satellite is authorized by a Deed of Agreement (the Deed) with the Australian Communications Authority (ACA). As of July 1, 2005, the functions of the ACA became the responsibility of a new regulator, the Australian Communications and Media Authority (the ACMA). The Deed remains in force as long as our wholly-owned Australian subsidiary, AsiaSpace Limited (AsiaSpace), fulfills its obligations as specified therein, which include compliance with the International Telecommunication Union (ITU) Radio Regulations, maintenance of the telemetry, tracking and control facility in Australia, our subsidiary's continued incorporation in Australia and location of its central management and control in Australia. If AsiaSpace is determined to have breached the Deed, the ACMA has the discretion to terminate the Deed and suppress the ITU notification of the network.

Additionally, once the AsiaStar satellite reaches the end of its service life, if a replacement satellite will be launched from Australia or an Australian national (including an Australian corporation within the WorldSpace group) authorizes the launch, the *Space Activities Act 1998* (Cth) would apply and we will need to apply to the ACMA and the Australian Space Licensing and Safety Office (SLASO) for authorization to launch a replacement satellite. However, there can be no guarantee that the ACMA and SLASO will grant such an authorization. In addition to the ACMA and SLASO authorizations, we will also need approval from the ITU to operate a new satellite from the current orbital location. In March 2004, the ITU published an extension to the frequency assignment of AsiaStar from 15 to 30 years. As the life of the AsiaStar satellite is no more than 15 years, this provides an indication that a replacement satellite would be approved by the ITU to replace AsiaStar at its current orbital location. There is a risk that authorization to operate the new satellite from the current orbital location may not occur, and in that case, the orbital location currently occupied by our AsiaStar satellite could become available for use by other satellite operators.

The AfriStar-1 satellite is licensed by the U.S. Federal Communications Commission (FCC). Our FCC license provides for a ten-year license term that expires in January 2010, which is subject to renewal at that time. If we fail to comply with the terms of this license, the FCC may deny our request to renew the license. On January 3, 2006, we received an authorization to launch and operate a second satellite, called AfriStar-2, to be co-located with AfriStar-1. AfriStar-2 is intended to enhance our service coverage in Europe and North Africa, and to extend the useful life of AfriStar-1 which has been affected by a defect in its solar panels described above. See "—Our satellites have a limited life and may fail in orbit." The FCC did not impose a bond requirement on AfriStar-2 but did require that AfriStar-2 be placed into operation prior to the removal of AfriStar-1 from service. On February 2, 2006, an application for review was filed asking the FCC to reverse the order by which it had granted the AfriStar-2 license. We timely submitted an opposition to this application for review. While we believe that the application for review lacks any legal basis that would justify a reversal of the FCC's grant of the AfriStar-2 license, there is no guarantee that the FCC will uphold its order authorizing AfriStar-2. If the FCC reverses the order by which it granted the AfriStar-2 license, if we are unsuccessful in constructing, launching or placing AfriStar-2 into operation prior to removing AfriStar-1 from service, or if AfriStar-1 expires prior to AfriStar-2 commencing operations, we may lose the AfriStar-2 authorization and the orbital location currently occupied by AfriStar-1 could become available for use by other satellites operators. We may decide to launch a third collocated satellite to continue to service the region currently served by AfriStar-1 and, in order to do so, we would need to obtain a satellite authorization from the FCC. The FCC's rules do not guarantee that it will grant licenses for replacement satellites or for additional co-located satellites. In practice, however, the FCC generally grants such requests to a licensee in good standing. If the FCC does not issue to us a license to launch and operate a third or replacement satellite for AfriStar-1, then when AfriStar-1 expires we may not be able to continue to serve certain potentially significant parts of the current service area of AfriStar-1, resulting in an adverse impact on our revenues from the AfriStar coverage area.

Failure of our ground network infrastructure would adversely affect our ability to broadcast content up to our satellites.

We rely on our ground network infrastructure, including our satellite control network and our broadcast facilities, for key operations, including transmitting broadcast signals up to our satellites. We have limited broadcast facilities to transmit content to our satellites for broadcast to our customers. We rely primarily on our Singapore uplink station, which is hosted by Singapore Telecom, to transmit content to our Indian market, as our Melbourne, Australia uplink station only has the transmitting capacity to transmit approximately four channels. Our uplink stations were uniquely built for us and, therefore, it will take a significant amount of time to obtain replacement parts in the event they are needed. If a natural or other disaster significantly damaged our broadcast system, particularly our Singapore uplink station, if key parts were to fail for any reason, or if Singapore Telecom failed to support the Singapore uplink station properly or terminated their host services contract, our ability to provide service to subscribers, at least on an interim basis, would be limited substantially.

We are dependent on key suppliers and distributors and a failure to maintain and continue these relationships could adversely impact our business.

We have a number of key relationships with suppliers, distributors and other parties, the loss of which would have a material, adverse effect on our business. Our receivers are manufactured by a limited number of third-party vendors. In India, one manufacturer accounted for all of the WorldSpace receivers sold in 2006. While we expect other manufacturers to initiate and expand production for the Indian market in the next few years, we expect receiver supply to remain dominated by a handful of manufacturers. We anticipate a similar dynamic in our European and Chinese markets.

In addition, key component parts of our DARS system are also developed and supplied by third-party vendors with which we have established working relationships. For example, Analog Devices is currently developing next-generation chipsets for our receivers and working with receiver manufacturers on the integration of their chipsets into our next generation of receivers. We are dependent on Singapore Telecom to operate our primary uplink station for our AsiaStar satellite. We are dependent on ChinaSat, as our agent, for the operation of DARS in China.

If we are unable to maintain such established relationships, develop comparable relationships with new parties, or should any of our key relationships fail to work effectively, we could experience, among other problems, delays in the production of receivers, interruption in the broadcast of our services or loss of our ability to operate in a particular market.

Rapid growth will require significantly increased expenditures and management resources that will strain our management, operational and financial infrastructure.

We expect to experience significant and rapid growth in the scope and complexity of our business as we expand the commercial operations of our service. We do not currently employ sufficient staff to handle all of our expected sales and marketing efforts in India, Europe and China. Although we have hired experienced executives in this area, we must hire additional employees as we expand commercial operations of our service.

In addition, our growth may strain our management and operational and financial infrastructure. In particular, our growth will make it more difficult for us to:

- develop, implement and improve our management, operational and financial controls and maintain adequate reporting systems and procedures;
- recruit, hire and train sufficient skilled personnel to perform all of the functions necessary to provide our service effectively;
- manage our subscriber base and business; or
- maintain subscriber and broadcaster satisfaction.

The improvements and increased staff required to manage our growth will require us to make significant expenditures and allocate valuable management resources. If we fail to manage our growth effectively, our operating performance will suffer and we could lose part of our subscriber and broadcaster base.

Consumers may steal our service.

Like all radio transmissions, our signal is subject to interception. Consumers may be able to obtain or rebroadcast our signal without paying the subscription fee. Although we use encryption technology to mitigate signal piracy, we may not be able to eliminate theft of our signal. Widespread signal theft could reduce the number of consumers willing to pay us subscription fees.

Our patents and licenses may not provide sufficient intellectual property protection.

We hold licenses from third parties to utilize patents covering various types of technology used in our system, including our digital compression technology. In addition, we have obtained patents and have patent applications pending with respect to our proprietary intellectual property. Although these licenses and patents cover various features of satellite radio technology, they may not cover all aspects of our system. Others may duplicate aspects of our system that are not covered by our patents without liability to us. In addition, competitors may challenge, invalidate or circumvent our patents. We may be forced to enforce our patents or determine the scope and validity of other parties' proprietary rights through administrative proceedings, litigation or arbitration. An adverse ruling arising out of any intellectual property dispute could subject us to significant liability for damages, prevent us from operating our system, preclude us from preventing a third-party from operating a similar system or require us to license disputed rights from or to third parties. In the event that we need to license rights from third parties, we may not be able to obtain the licenses on satisfactory terms, if at all. We also hold a blanket license granted by the Composers and Authors Society of Singapore (COMPASS) to broadcast, perform, transmit, and otherwise use musical works which COMPASS has or will have the right to license. We have also obtained a global license from the International Federation of the Phonographic Industry (IFPI) for the sound recording rights. Moreover, we have a similar license from the India equivalent Phonographic Performance Ltd. (PPL). Although we believe the licenses granted to us by COMPASS, IFPI and PPL, along with licenses from other smaller copyright societies would cover all necessary broadcasting rights for transmissions from our Singapore uplink station to countries within the AsiaStar broadcast coverage area, it is possible that other sister rights societies in other jurisdictions within the AsiaStar broadcast coverage area will not recognize such license and will seek to require separate licenses for broadcasts into their jurisdictions. The India Performing Rights Society has indicated that it may seek to require a separate license. Any requirement in a jurisdiction that we obtain a separate license could increase our cost of broadcasting in such jurisdiction.

Risks Related to the Conduct of Our Business in India

Future changes to Indian regulations and policies governing the market in which we operate may have a material, adverse effect on our ability to carry out our India business plan.

The TRAI consultation paper dated December 29, 2004 and the recommendation paper dated June 27, 2005 highlight certain areas of potential changes in the regulation of satellite services, including:

- *Ban on private radio stations' broadcasts of news and current affairs.* Private FM operators in India are currently precluded from broadcasting news and current affairs, including the re-broadcast of foreign channels such as BBC World Service based on security concerns. The TRAI consultation paper asks whether the ban on private FM operators, which does not apply to satellite TV, should be extended to satellite DARS providers. The recommendation paper recommends that broadcasts of news and current affairs be permitted. If a ban on private radio broadcasts of news and current affairs were to be imposed on satellite DARS, we could be forced to discontinue broadcast of prime news channels.
- *Uplinking.* The Indian government could require satellite radio programs to be uplinked from India under a new regulatory regime. It may also require all channels transmitted via satellite DARS to be registered with the Indian government before then can be downlinked, as is the case today with satellite TV channels. In such a case, some third party content providers may not agree to register their channels with the Indian government, or may not be able to meet the Indian government's requirements for registration, which could adversely affect our offering to the Indian market.
- *License fees.* The TRAI recommendation paper recommends that a revenue share of 4% of gross earnings generated in India be imposed if the satellite broadcaster uses terrestrial repeaters. Moreover, the Indian government could subject satellite DARS providers to high license fees in the form of "fixed fees" in lieu of revenue sharing or a one-time "entry fee" in addition to revenue sharing.
- *Eligibility criteria.* DARS providers could be subjected to eligibility criteria similar to those for private FM radio or other broadcasters. The TRAI recommendation would not impose foreign ownership restrictions on providers, however, licenses would only be issued to an Indian subsidiary.

Changes in the policies of the government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India, which could adversely impact demand for our services in India.

The role of the Indian central and state governments in the Indian economy is significant. Although the current government of India supports liberalization of the Indian economy, this economic liberalization may not continue in the future and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting our business could change as well.

The imposition of economic sanctions could affect our operations in India and adversely impact our business.

The United States, Japan and certain other nations have announced and imposed economic sanctions against India in the past. For example, as required under Section 102 of the Arms Export Control Act, sanctions were imposed in response to the detonation by India of nuclear devices. Although the current sanctions do not directly affect U.S. businesses, additional sanctions could be imposed which could have a material adverse effect on U.S. businesses with operations, sales or suppliers in India. Although our operations have not been substantially affected by the sanctions to date and we do not believe our activities will be affected by the current sanctions, we cannot assure that our technologies will not, in the future, be included in the specific technologies subject to sanctions or affected by the prohibition on items exported by third parties.

Companies operating in India are subject to a variety of central and state government taxes and surcharges.

Tax and other levies imposed by the central and state government in India that affect the tax liability of our India operations include: (i) central and state taxes and other levies; (ii) income tax; (iii) sales and value added tax; (iv) turnover tax; (v) service tax; (vi) customs duty; (vii) excise duty; (viii) stamp duty and (ix) other special taxes and surcharges which are introduced on a temporary or permanent basis from time to time.

The central and state tax scheme in India is extensive and subject to change from time to time. The statutory corporate income tax in India, which includes a surcharge and education tax, is currently approximately 34%. The central or state government may in the future increase the corporate income tax it imposes. Any such future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. Additional tax exposure could have a material adverse effect on our India operations' business, financial condition and results.

Risks of litigation in India could adversely affect our business operations in that market.

The telecommunications sector is one of the fastest growing sectors in India and is therefore subject to a high degree of litigation. Lawsuits may impede our business development and operations in India as it may divert our management's attention, making it difficult for us to conduct our business. The legal system in India is fairly complex and time consuming. The process of litigation may extend for several years in India adversely affecting and restricting our ability to expand to the needs of the consumers and causing loss of time, energy and revenue. Any injunction granted against us may further restrict us in carrying out our business and may cause loss of revenue. In addition, public interest litigation is also common in India and highly litigated sectors such as telecommunications are very prone to such litigation. Public interest litigation would further inhibit our ability to carry out our business efficiently.

Content liability could adversely affect our business operations in the Indian market.

We may be held liable for any content provided via our satellite transmission network which could be deemed to be obscene, against national security, defamatory, infringing any copyright, patent or trademark or in violation of any similar laws. Any such violation can affect our authorizations and licenses. Additionally, any liability due to content could have a material, adverse effect on the financial results of our Indian business.

Risks Related to the Conduct of Our Business in Europe

Our ability to develop a mobile DARS business in Europe may be adversely affected by the fragmented and diverse nature of the European market.

Although we can provide DARS in Europe today through satellite receivers, we believe that the region offers a more significant opportunity for the development of mobile DARS. As a result, we are continuing various business development activities, including mobile DARS system tests and the negotiation of preliminary agreements with major automobile manufacturers that foresee the integration of DARS receivers in some of their vehicles. We are also developing the country-specific programming content that we and our partners believe will be attractive to DARS subscribers. However, given Europe's fragmented markets and wide variety of ethnic and linguistic groups, we may face challenges in creating and maintaining an appealing mix of content and programming in various languages to address the needs and preferences of the target listener segments. Our inability to develop and maintain desirable programming for the diverse ethnic and linguistic listener segments in the targeted European markets could adversely impact our future plans to provide mobile DARS in the region.

We may be unable to obtain licenses required to operate terrestrial repeater networks in Europe or to obtain and retain the necessary authorizations to operate a mobile DARS subscription service.

While we believe our regulatory franchise positions us favorably to become a provider of mobile DARS in Europe, and while we have already obtained authorization from the Italian government to install our repeater network and to commence DARS in Italy, we will need to obtain additional spectrum allocation, transmitter and service licenses from local regulatory authorities in other countries to develop a terrestrial repeater network and to operate a mobile DARS subscription service. In addition, we must coordinate the use of our allocated L Band spectrum in Europe with providers of Terrestrial Digital Audio Broadcasting, or T-DAB, to avoid any instances of harmful inter-system interference. Any failure to obtain required licenses or authorizations to develop a terrestrial repeater network and operate a mobile DARS subscription service in European countries other than Italy could adversely affect our ability to conduct business in the region.

We may have insufficient funding to successfully bid for, and acquire, spectrum allocations issued by one or more countries through an auction process and, therefore, we may be precluded from installing and operating a terrestrial repeater network in such country(ies)

Although we have commenced our application process for acquiring terrestrial repeater network licenses in several European countries, we have been notified by the English Office of Communications that the frequency allocation needed for our terrestrial repeater network to operate in England will be determined by an auction process. We may have insufficient funds to successfully bid for, and acquire, this license and, therefore, we may be precluded from a practical standpoint from offering DARS within England.

Risks Related to the Conduct of Our Business in China

Extensive government regulation of the telecommunications and broadcasting industries restricts our direct entry into China and may limit our ability to attract customers or generate profits.

Our business in China is highly regulated and subject to restrictions on foreign investment in the telecommunications industry and restrictions on the broadcasting industry in China.

Foreign companies are currently not allowed to directly provide satellite communications services to Chinese end users, and must conduct such business through qualified local telecommunications operators holding appropriate licenses and permits. Although we currently anticipate that all necessary approvals for satellite transmission services will be granted to ChinaSat, there can be no assurance that it will be granted, or that either the spectrum allocation or the service license will continue to remain in effect if the regulatory landscape in China changes.

Additional examples of issues, risks and uncertainties relating to the Chinese government's regulation of the telecommunications industry include:

- evolving licensing practices may subject the permits, licenses or approvals required for our operations to challenge, and may also subject us to onerous operating conditions;
- the subscription fees permitted to be charged in China may be subject to approval by China's Pricing Bureau; subscriptions may need to be offered at an unprofitable or unsustainably low rate pursuant to the request of the Pricing Bureau.

We have entered into a cooperation agreement with Beijing Guoxin Synchronization Data System Technology Limited ("Guoxin"), with respect to multimedia information to be broadcast in China. We have also entered into a cooperation agreement with Xi'an Tongshi Technology Limited ("Tongshi"), pursuant to which Tongshi would complete the development of our multimedia software and would cooperate with us to promote and sell our "China-only" version of the receivers and pc-cards in China. Because these agreements contain certain profit-sharing provisions which may raise issues under Chinese law, we cannot assure that relevant Chinese authorities will find the transactions under these two cooperation agreements in compliance with PRC laws. If so, the transactions under such cooperation agreements may be prohibited or amendments to these cooperation agreements may be required.

Currently, most radio broadcasting in China is restricted to Putonghua, the national language of China. The likely continuation of such restrictions will reduce the availability of overseas content for use in our business operations.

If any of our business conducted through WorldSpace China is found to be in violation of Chinese laws, rules or regulations regarding the legality of foreign investment in China, we could be subject to severe penalties.

Our wholly owned subsidiary, WorldSpace China, has entered into memoranda of understanding with several third-party providers of content with respect to possible cooperation agreements. In addition, WorldSpace China intends, through local Chinese media entities or alliance with such entities, to provide services to local radio broadcasters and other media groups who hold appropriate licenses granted to engage in radio broadcast and television programming business in China. It is possible that Chinese authorities could, at any time, assert that any portion of WorldSpace China's business violates Chinese laws, regulations or policies. If WorldSpace China were found to be in violation of Chinese laws or regulations, the relevant authorities would have broad discretion in dealing with such violations, including, without limitation, the following:

- levying fines;
- revoking WorldSpace China's business license;
- shutting down WorldSpace China's provision of technical and content services; and
- requiring us to restructure our ownership structure or operations.

Our ability to conduct our business in China may be adversely affected if we cannot maintain our relationship with ChinaSat or another licensed Chinese telecommunications operator and obtain approval for our content from the appropriate Chinese regulatory authorities.

Due to the ownership restrictions under Chinese law and our intention to broadcast Chinese programming through an uplink station in Beijing, we have depended on China Satellite Communication Corporation (ChinaSat), in which we have no ownership, to obtain the necessary regulatory authorizations from the MII and SARFT. We are also a party to two active agreements with Chinese companies to manufacture the receivers necessary for our customers to receive our service. We will also need to partner with local institutions to obtain regulatory approval from SARFT for our audio content broadcast by our service and approval from the appropriate Chinese regulatory authorities for data content. Our ability to execute our business plan in China will depend on our relationship with ChinaSat (or with another of the licensed Chinese telecommunications operators that are able to obtain and hold the necessary spectrum and operations licenses), the MII and SARFT. Therefore, any disruption in these relationships could materially delay or impair the implementation of our China business plan and our future profits. Moreover, there can be no assurance that ChinaSat (or such other operator) or other future local partners will obtain the necessary licenses or approvals. In addition, should ChinaSat or any other entity with which we partner in China fail to perform its obligations under our agreements, we may have to rely on legal remedies under Chinese law. The laws and regulations relating to contractual arrangements and foreign investment in China are relatively new and their interpretation and enforcement involve uncertainties, which could limit our ability to enforce these agreements in China.

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government could prevent us from distributing particular content and subject us to liability for content that it believes is inappropriate.

China has enacted regulations governing the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to China's national interest or is defamatory. We are subject to potential liability for content distributed through our satellite transmission network that is deemed inappropriate and for any unlawful actions of our customers. We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are provided via our satellite transmission network. Our business in China may be adversely affected if we do not get sufficient flexibility in our programming content to attract customers in China. If the Chinese government were to take any action to limit or prohibit the distribution of information via our satellite broadcasting services or technical and content providing business, or to limit or regulate any current or future content or services available to users on our network, our business could be materially and adversely affected.

China's economic, political and social conditions, as well as government policies, could affect our business.

While China's economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments, changes in tax regulations applicable to us or price controls affecting subscription rates.

Since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on economic development in China, we cannot be sure that they will be effective or that they will continue. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through, among other means, the allocation of resources and providing preferential treatment to particular industries or companies.

In the event of economic, social or political turmoil, such as possible instability resulting from a significant recession or conflict in the Taiwan Straits, it is likely that companies such as ours, with foreign ownership and that are engaged in China's broadcast industry, would be subject to greater scrutiny and possibly additional restrictive regulation.

Government control of currency conversion may adversely affect our ability to repatriate funds outside of China.

The Chinese government imposes controls on the convertibility of Renminbi into foreign currency and, in certain cases, the remittance of currency out of China. Under existing Chinese foreign exchange regulations, payment of current account items, including profit distributions, dividend payments and expenditures for transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements (including the provision of required documents). However, approval from appropriate authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. These approvals, moreover, do not guarantee the availability of foreign currency. We may be unable to obtain all required conversion approvals for our operations and Chinese regulatory authorities may impose greater restrictions on the convertibility of Renminbi in the future. We cannot assure that the Chinese government will not in the future restrict the conversion of Renminbi to foreign currencies for the payment of current account items. Any inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue denominated in Renminbi to fund our business activities outside China.

Our business insurance in China may not be adequate to allow us to recover quickly from a natural disaster or other business interruption.

Insurance companies in China tend to be slow in paying business interruption and third-party general liability claims. As a result, while we currently have business liability insurance coverage for our operations in China, in the event of a natural disaster or other business interruption, payments under the insurance policy may be slow, and we may not be able to recover sufficient amounts to compensate for our losses or liabilities.

Risks Related to Ownership of Our Common Stock

Control by our executive officers and directors will limit other stockholders' ability to influence the outcome of matters requiring stockholder approval and could discourage our potential acquisition by third-parties.

As of April 13, 2007, our Chairman and Chief Executive Officer, Noah Samara, owns, in the aggregate, directly or through entities which he controls or in which he has shared control, 20,279,905 shares of our Class A Common Stock, such shares constituting approximately 51% of our Class A Common Stock. In addition, Mr. Samara holds options to acquire an additional 7,596,875 shares of our Class A Common Stock. Accordingly, Mr. Samara is in a position to exercise extensive control over all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Allegations of ties between certain of our investors and terrorism could negatively affect our reputation and stock price.

Certain of our original investors, consisting of three members of the Bin Mahfouz family, Mohammed H. Al-Amoudi and Mr. Salah Idris, all of whom are Saudi Arabian citizens, have been the subject of allegations that they and/or charities they were involved in have supported terrorism, and three of these investors were also named, along with a number of Saudi Arabian government officials and prominent Saudi Arabian citizens, in civil actions brought on behalf of victims of the September 11, 2001 terrorists attacks on the United States, which actions also contain allegations that certain of such persons were involved in charities that supported terrorism. Such former investors have repeatedly denied all such allegations. In addition, in 1998 Mr. Idris acquired an interest in a pharmaceutical factory in Sudan which, five months later, was bombed by U.S. military forces, purportedly in retaliation for manufacturing chemicals used by terrorists. These allegations were subject to serious challenge in the press and to our knowledge have never been substantiated. Moreover, Mr. Idris has never appeared on the U.S. Government's designated terrorist list.

None of such investors any longer has any direct debt or equity in our company or has any voting rights in our company. Stonehouse, an entity controlled by two Bin Mahfouz sons, is entitled to conditional royalty payments from us for each annual period through December 31, 2015. Mr. Idris holds only non-voting shares in Yenura Ptd. Ltd., a Singapore company, which owns 17.4 million shares of our Class A Common Stock and which is controlled by our Chairman and Chief Executive Officer, Mr. Samara, although Mr. Idris, through his ownership of non-voting shares of Yenura, holds a majority of the economic interest in Yenura. We cannot assure that past or future allegations against these individuals will not impair our ability to retain advisors, impair our future attempts to raise additional financing or negatively impact the price of our stock.

The future sale of our Class A Common Stock could negatively affect our stock price.

As of April 13, 2007, we have 39,869,028 shares of Class A Common Stock outstanding. Any sales of a substantial number of our shares of Class A Common Stock in the public market could cause the market price of our Class A Common Stock to decline. In addition, 16,764,706 shares are issuable to our convertible noteholders upon the conversion of outstanding convertible notes and warrants. XM may require us to file a shelf registration statement registering for resale its shares and warrant shares. We have registered all shares of Class A Common Stock that we may issue to our employees under our 2005 incentive award program and a prior award program maintained by a predecessor company. Shares that have been registered are eligible for resale in the public market without restriction.

We may face claims from former employees regarding previously granted stock options.

We could face claims from a number of former employees that they were promised options to purchase shares of our Class A Common Stock, or that they were told that they had been granted stock options exercisable for period after termination of their employment. Although no such claims have been asserted against us, and we believe that any such claims would have expired several years ago, the availability of a public trading market for our Class A Common Stock since our initial public offering could increase the likelihood of such claims. Such claims could seek contract damages or other remedies relating to putative options to purchase shares of our Class A Common Stock at prices significantly less than the trading market price.

Our stock price may be highly volatile.

The market price of our Class A Common Stock could fluctuate significantly in response to the risks inherent in our business, as well as to events unrelated to us. In recent years, the U.S. stock market has experienced significant price and volume fluctuations. Our Class A Common Stock may experience volatility unrelated to our own operating performance for reasons that include:

- demand for our Class A Common Stock;
- revenue and operating results failing to meet the expectations of securities analysis or investors in any particular quarter;
- changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;
- investor perception of our industry or our prospects;
- general economic trends, particularly those in India, Europe and China;
- political and social conditions in the markets in which we operate, in particular India, Europe and China;
- changes in governmental regulations, particularly those in India, Europe and China;
- limited trading volume of our stock;
- actual or anticipated quarterly variations in our operating results;
- our involvement in litigation;
- announcements relating to our business or the business of our competitors;
- our liquidity; and
- our ability to raise additional funds.

In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management's attention and resources.

Stonehouse has certain limited approval and other rights with respect to a sale of our assets.

Stonehouse, in addition to its right to receive royalty payments of 10% of EBITDA, if any, for each calendar year through December 31, 2015, has limited approval and other contractual rights with respect to the sale of our assets. Under the Royalty Agreement, neither we nor our subsidiary, WorldSpace Satellite Company Ltd. which owns our satellite assets (the "WorldSpace Parties"), may voluntarily liquidate or sell substantially all of our respective assets, at any time prior to December 31, 2007, without the prior written consent of Stonehouse, which consent is not to be unreasonably withheld, and the WorldSpace Parties are not permitted to sell certain key assets of the group, other than for fair value. The WorldSpace Parties have agreed with Stonehouse that to the extent that any sale or transfer of assets by them would be reasonably likely to diminish materially the overall return to Stonehouse under the Royalty Agreement, such sales or transfers are not permitted under the Royalty Agreement. In addition, Stonehouse has the right to be paid a fee in lieu of royalty payments from certain asset sale transactions. Stonehouse's interests in the matters over which it has approval or other contractual rights may be adverse to the interests of our stockholders in such matters.

We are subject to anti-takeover provisions which could affect the price of our common stock.

Certain provisions of Delaware law and of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. For example, our certificate of incorporation and by-laws provide for a classified board of directors, limit the persons who may call special meetings of stockholders and allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by our stockholders. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could have a material, adverse effect on the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2006, we leased approximately 242,500 square feet of executive offices, regional offices, studio and production facilities, broadcast operations centers, uplink stations and sales offices in various locations as indicated in the chart below.

Location	Type of Facility	Square footage	Lease Expiration
North America			
Silver Spring, MD	Headquarters, studio for WorldSpace-branded International channels and Regional Operations Center servicing AfriStar	73,988	Sept. 1, 2016
India			
Ahmedabad	Regional Office	3,655	Oct. 10, 2008
Ahmedabad	Warehouse	1,000	Feb. 15, 2007*
Ahmedabad	Experience Brand Store	1,985	Feb. 4, 2009
Bangalore	WorldSpace India headquarters	18,722	March 10, 2008
Bangalore	Corporate Guest House	2,280	May 31, 2007
Bangalore	Corporate Guest House II	1,500	Feb. 28, 2008
Bangalore	Sales Office	4,000	March 31, 2008
Bangalore	WorldSpace Franchise Store	785	Jan. 11, 2008
Bangalore	WorldSpace Studios	7,050	March 1, 2009
Bangalore	Warehouse	6,950	Feb. 15, 2007*
New Delhi	Regional Office	9,850	Dec. 8, 2008
New Delhi	Warehouse	2,000	Feb. 15, 2007*
Chandigarh	Regional Office	3,000	Sept. 1, 2014
Chandigarh	Warehouse	500	Feb. 15, 2007*
Chennai	Regional Office	4,300	Aug. 1, 2008
Chennai	WorldSpace Franchise Store	1,359	May 1, 2008
Chennai	Warehouse	2,000	Feb. 15, 2007*
Haryana	Experience Brand Store	1,362	Dec. 12, 2008
Kochi	Regional Office	3,300	Sept. 1, 2008
Kochi	Experience Brand Store	750	Jan. 16, 2009
Kochi	Warehouse	600	Feb. 15, 2007*
Kolkata	Warehouse	500	Feb. 15, 2007*
Mumbai	Regional Office	5,000	April 15, 2008
Mumbai	Regional Guest House	1,100	Jan. 20, 2009
Mumbai	Warehouse	2,000	Feb. 15, 2007*
Mumbai	Brand Showroom	546	July 10, 2009
Mumbai	WorldSpace Studios	3,393	Aug. 7, 2011
Mumbai	Guest House	419	June 14, 2008
Noida	WorldSpace Franchise Store	330	March 31, 2009
Hyderabad	Branch Office	4,000	Sept. 1, 2008
Hyderabad	WorldSpace-Branded Store	1,335	Feb. 29, 2008
Pune	Regional Office	6,392	Sept. 20, 2014
Pune	Brand Showroom	755	Sept. 4, 2007
Pune	Brand Showroom	100	June 27, 2008
Pune	Warehouse	500	Feb. 15, 2007*
Secunderabad	Warehouse	1,500	Feb. 15, 2007*
China			
Beijing, China	Regional Office	4,161	March 20, 2008
AsiaStar support			
Melbourne, Australia	TCR, ROC, Uplink and PFLS Stations broadcasting for AsiaStar	34,107	Dec. 31, 2007
Singapore	Host services contract with Sing Tel for TFLS Hub and PFLS station broadcasting for AsiaStar	3,725	Month-to-month

Location	Type of Facility	Square footage	Lease Expiration
Europe			
Paris, France	Regional office	215	Month-to-month
Toulouse, France	Research and development engineering group and PFLS station broadcasting for AfriStar	5,522	Jan. 14, 2012
London	Operations center	685	December 21, 2007
Middle East			
Dubai, UAE	Regional office	1,417	January 28, 2008
Dubai, UAE	Regional office	1,962	May 3, 2007
AfriStar support			
Johannesburg, South Africa	Regional office and operations center	10,743	June 30, 2008
Nairobi, Kenya	PFLS Station broadcasting for AfriStar	4,054	July 30, 2008

* Currently on a month-to-month lease basis.

In addition to the locations leased by WorldSpace companies listed above, the following locations are owned or operated by our partners:

Location	Type of Facility
India	
Bangalore	TCR Station broadcasting for AfriStar
China	
Beijing	TFLS Hub broadcasting for AsiaStar
AsiaStar support	
Singapore	Host services contract with Sing Tel for TFLS Hub and PFLS Station broadcasting for AsiaStar
Mauritius	TCR Station broadcasting for AsiaStar
Europe	
London	Antenna for PFLS station broadcasting for AfriStar owned and operated by WRN
AfriStar support	
Johannesburg, South Africa	Equipment for Hub Feeder Link Station for AfriStar owned by Teleco and operated by WorldSpace
Libreville, Gabon	CSM for AfriStar
Mauritius	TCR Station broadcasting for AfriStar

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and assessments during the normal course of business. In our opinion, these matters are not expected to have a material, adverse impact on our financial position or results of operations. There were no proceedings commenced in the fourth quarter of 2006 which are required to be reported here. With respect to the first quarter of 2007, see Note N ("Subsequent Events – Securities Litigation") to our Consolidated Financial Statements contained in Item 8 hereunder.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Our Class A Common Stock

Our Class A Common Stock has been quoted on The Nasdaq Global Market under the symbol "WRSP" since August 4, 2005. The following table presents, for the periods indicated, the high and low sales prices per share of the Class A Common Stock as reported on The Nasdaq Global Market:

	High	Low
2006:		
First Quarter	$14.60	$5.86
Second Quarter	$ 7.68	$3.10
Third Quarter	$ 4.35	$1.90
Fourth Quarter	$ 5.69	$3.23
2007:		
First Quarter	$ 4.83	$3.42

On April 13, 2007, the reported last sale price of our Class A Common Stock on The Nasdaq Global Market was $3.57 per share. As of April 13, 2007, there were 142 holders of record of our Class A Common Stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

Dividend Policy

We have never declared and paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay dividends, should we legally be entitled to do so based on our surplus or earnings, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, cash flow, capital requirements, restrictions contained in financing instruments to which we are a party and such other factors as our board of directors deems relevant.

Shareholder Return Performance Graph

This performance graph does not constitute soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any of the Company's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Annual Report on Form 10-K and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates by reference this performance graph therein.

The following graph shows the cumulative total stockholder return on our Class A common stock compared to the Russell 2000 Index and the Nasdaq Telecommunications Index (composed of publicly traded companies which are principally in the telecommunications business) between August 4, 2005, the date our Class A Common Stock began trading on The Nasdaq Stock Market, and December 31, 2006. The graph assumes $100 was invested on August 4, 2005 in (1) our Class A Common Stock, (2) the Russell 2000 Index and (3) the Nasdaq Telecommunications Index. Total stockholder return assumes that all dividends, if any, were reinvested.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG WORLDSPACE, INC., RUSSELL 2000 INDEX, AND NASDAQ TELECOMMUNICATIONS INDEX


DOLLARS
150
125
100
75
50
25
0

	8/04/05	09/30/05	12/31/05	03/31/06	06/30/06	09/30/06	12/31/06
WORLDSPACE, INC.	100.00	63.01	64.89	33.77	16.01	15.34	15.65
NASDAQ TELECOMMUN.	100.00	91.39	86.29	87.19	93.32	100.25	111.98
RUSSELL 2000 INDEX	100.00	99.74	101.37	105.44	103.34	108.07	115.03

Use of Proceeds

On August 9, 2005, the Company completed its initial public offering of 11,868,400 shares of Class A Common Stock at an initial public offering price per share of $21.00. Of the 11,868,400 shares of Class A Common Stock offered, the Company sold 11,500,000 shares and a selling stockholder sold 368,400 shares. The Company did not receive any of the proceeds of the sale by the selling stockholder.

The aggregate proceeds of the offering were $249.2 million, of which the aggregate gross proceeds to the Company were approximately $241.5 million. Net proceeds to the Company were approximately $220.8 million. The Company incurred expenses in connection with the offering of $20.7 million which included direct payments of: (i) $3.6 million in legal, accounting and printing fees; (ii) $16.9 million in underwriters' discounts, fees and commissions payable by the Company and (iii) $0.2 million in miscellaneous expenses. None of the offering expenses were paid to directors, officers, ten percent stockholders or affiliates of the Company.

As of December 31, 2006, the Company held approximately $171.3 million of the net proceeds from the offering, of which $137.9 million are invested in short-term marketable securities and money market instruments and $33.4 million are held as demand deposits and restricted cash with various banks. The Company utilized $49.5 million of the net proceeds towards the following expenditures:

(1) Capital expenditures to an extent of $2.6 million;

(2) Income taxes to an extent of $3.0 million;

(3) Sales and marketing expenditures to an extent of $11.6 million; and

(4) Cost of goods sold, general and administrative expenses to an extent of $32.3 million.

ITEM 6. SELECTED FINANCIAL DATA

WorldSpace, Inc. and Subsidiaries

In considering the following selected consolidated financial data, you should also read our consolidated financial statements and notes and the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for each of the five years in the period ended December 31, 2006 and the consolidated balance sheets data as of December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our consolidated financial statements. These statements have been audited by Grant Thornton LLP, independent registered public accounting firm.

Consolidated statements of operations data:	Years Ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands, except per share amount)				
Revenue					
Subscription revenue	$ 118	$ 226	$ 1,038	$ 3,690	$ 7,294
Equipment revenue	4,230	5,558	2,091	2,822	3,056
Other revenue	5,241	7,290	5,452	5,148	5,261
Total Revenue	9,589	13,074	8,581	11,660	15,611
Operation Expenses					
Cost of Services (excludes depreciation shown separately below) Satellite and transmission, programming and other	15,565	19,156	20,918	18,592	27,556
Cost of equipment	6,683	4,313	2,385	6,725	16,615
Research and development	902	64	—	1,040	2,563
Selling, general and administrative	39,042	36,425	114,462	86,632	92,271
Depreciation and amortization	61,354	60,909	61,183	61,636	58,896
Total Operating Expenses	123,546	120,867	198,948	174,625	197,901
Loss from Operation	(113,957)	(107,793)	(190,367)	(162,965)	(182,290)
Other Income (Expense)					
Gain on extinguishment of debt	—	—	—	14,130	—
Interest income	337	542	431	6,596	11,331
Interest expense	(114,349)	(108,371)	(119,302)	(9,884)	(9,332)
Other	(2,890)	(2,089)	(877)	2,600	(4,759)
Total Other Income (Expense)	(116,902)	(109,918)	(119,748)	13,442	(2,760)
Loss Before Income Taxes and Cumulative Effect of Accounting Change	(230,859)	(217,711)	(310,115)	(149,523)	(185,050)
Income Tax Provision	—	—	(267,272)	69,660	56,447
Loss before Cumulative Effect of Accounting Change	(230,859)	(217,711)	(577,387)	(79,863)	(128,603)
Cumulative Effect of Accounting Change, Impairment of Goodwill	(44,255)	—	—	—	—
Net Loss	$(275,114)	$(217,711)	$(577,387)	$ (79,863)	$(128,603)
Loss per share—basic and diluted					
Loss per share before accounting change	$ (39.91)	(37.64)	(99.00)	(2.77)	(3.44)
Cumulative effect per share of a change in accounting principle	(7.65)	—	—	—	—

Consolidated statements of operations data:	2002	2003	2004	2005	2006
	Years Ended December 31,				
	(in thousands, except per share amount)				
Net Loss per Share	$ (47.56)	$ (37.64)	$ (99.00)	$ (2.77)	$ (3.44)
Weighted Average Number of Shares Outstanding	5,785	5,785	5,833	28,829	37,396
Consolidated balance sheet data:					
Current assets					
Cash and cash equivalents, and marketable securities	$ 2,788	$ 1,740	$ 154,362	$ 275,973	$ 165,459
Other current assets	15,736	9,615	6,322	14,778	17,870
Total current assets	18,524	11,355	160,684	290,751	183,329
Restricted cash and investments	3,996	3,819	1,775	4,588	5,869
Property and equipment, net	15,664	11,696	11,431	16,811	17,745
Satellites and related systems, net	576,721	520,539	459,426	397,463	345,046
Deferred finance costs, net	26,688	22,654	14,724	13,667	12,149
Other assets	6,364	1,982	1,047	6,237	4,507
Total assets	$ 647,957	$ 572,045	$ 649,087	$ 729,517	$ 568,645
Long-term debt, current portion	10,000	1,411,723	—	—	—
Other current liabilities	76,892	526,923	114,338	69,943	76,036
Long-term debt, net of current portion	1,430,891	56,098	155,000	155,000	155,368
Contingent royalty obligation	—	—	1,814,175	1,814,175	1,814,175
Other long-term liabilities	377,606	37,811	254,980	182,852	126,421
Total liabilities	1,895,389	2,032,555	2,338,493	2,221,970	2,172,000
Minority interest	—	—	—	—	304
Shareholders' deficit	(1,247,432)	(1,460,510)	(1,689,406)	(1,492,453)	(1,603,659)
Total liabilities and shareholder's deficit	$ 647,957	$ 572,045	$ 649,087	$ 729,517	$ 568,645

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and Notes which appear elsewhere in this Form 10-K. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of various factors, including those discussed below and elsewhere in this 10-K, particularly in Item 1A. "Risk Factors."

Overview

We were founded in 1990 and pioneered the development of satellite-based digital radio service, commonly known as Digital Audio Radio Service (DARS). Our vision was to offer on an international basis a variety and quality of international, national and regional radio programming not available from AM and FM broadcasters through low-cost portable and mobile radio receivers owned by customers. We were the first company to establish an operational DARS system and today are the only licensed DARS provider outside of North America, South Korea and Japan.

Through the end of December 2006, we have spent approximately $1.5 billion in connection with the development and launch of our business. Our infrastructure is a fully operational system consisting of three main elements: two geostationary satellites, AfriStar (fuel life until 2013) and AsiaStar (fuel life until the end of 2014); the associated ground systems that provide content to and control the satellites; and the receivers owned by our customers. Our broadcast coverage area encompasses the most densely populated parts of Asia, including India and China, all of Africa and the Middle East and most of Western Europe. Each of our satellites can service three large geographic areas through three beams capable of carrying up to 80 channels.

Given our global coverage and licensing position, we are in a position to roll out our subscription service on a sequential basis in the markets we find the most attractive, subject to obtaining any required local regulatory approvals. Our initial focus was rolling out our services in India, and securing the required licenses and approvals in Western Europe and China to launch DARS in those markets. We began the full roll-out of our service in India in 2005 and a significant majority of our marketing dollars and execution has been focused on India since that time.

Our 2006 highlights include the following:

- Addition of about 83,800 new subscribers during the year, which include over 87,400 new subscribers in India, thereby growing our global subscriber base to over 199,000 subscribers at December 31, 2006, including approximately 162,000 subscribers in India.
- Recently acquired exclusive radio rights for live cricket coverage for South Asia and the Middle East including our primary market in India through February 2008. WorldSpace would broadcast over 200 days of cricket of which a minimum of 77 days will feature all of the Indian cricket team's overseas tours (except for the ICC Cricket World Cup in March-April 2007).
- Secured a license to deploy a terrestrial repeater network for launching satellite radio services in Italy, Bahrain and United Arab Emirates.
- Continued progress on the development of newer generation technologies and products for rolling out fully-mobile services to automobiles and homes using a hybrid satellite-terrestrial repeater network.
- Implementation of an enterprise-wide resource planning application to support subscriber growth, accounting and reporting.

Currently, our value proposition to our subscribers is driven by our ability to provide a compelling variety of high quality content that those living in our markets cannot receive from any other sources in a ubiquitous, cost-effective and user-friendly manner. Our programming includes a wide variety of international, national and regional music, news and entertainment channels, most of which is delivered commercial free. We currently offer prepaid subscription packages in India for approximately $22 (Rs. 1,000 for six months) and $40 (Rs.1,800 per year), a monthly subscription package in Africa and the Middle East for $5.00 per month and a premium package aimed at US and UK expatriates living throughout our current broadcast area for $9.99 per month. We no longer sell a 3-month subscription package for approximately $11 (Rs.500) in India.

Our goals for 2007 include the securing of licenses or approvals in India and Europe and to be in a position to launch our services in China by 2008. We are also in the process of developing a hybrid DARS in order for which we plan to establish in 2007 terrestrial repeater networks in India (subject to securing the licenses and frequency authorizations required to operate terrestrial repeaters) and the Middle East. Through our hybrid DARS, we expect to provide services to automobiles and to improve the reliability of our service in urban areas. We expect to introduce new receiver products in different markets targeted at stratified market segments.

Summary Operating Metrics

The key metrics we use to monitor our business growth and our operational results are: ending subscribers, Average Monthly Subscription Revenue Per Subscriber ("ARPU"), Subscriber Acquisition Cost ("SAC"), Cost Per Gross Addition ("CPGA") and EBITDA presented as follows:

	Twelve months ended December 31,	
	2006	2005
Net Subscriber Additions	83,799	81,036
India	87,436	66,239
Rest of World ("ROW")	(3,637)	14,797
Total EOP Subs	199,105	115,306
India	162,010	74,574
ROW (5)	37,095	40,732
ARPU (1)	$ 3.83	$ 4.66
ARPU (India)	3.01	2.76
ARPU (ROW)	6.22	6.14
SAC (2)	$ 35	$ 30
SAC(India)	38	36
SAC(ROW)	0	5
CPGA (3)	$ 140	$ 173
CPGA(India)	136	188
CPGA(ROW)	208	121
EBITDA (4) (in thousands)	$(128,153)	$(84,599)

(1) Average Monthly Subscription Revenue Per Subscriber ("ARPU")—Please see further discussion under Average Monthly Subscription Revenue Per Subscriber under "Managements Discussion and Analysis of Financial Condition" and Results of Operations

(2) SAC—Please see further discussion under Subscriber Acquisition Cost under "Managements Discussion and Analysis of Financial Condition and Results of Operations" and "Results of Operations—Cost of services"

(3) CPGA—Please see further discussion under Cost Per Gross Addition under "Managements Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Operating expense"

(4) EBITDA—We refer to net loss before interest income, interest expense, income taxes, depreciation and amortization as "EBITDA". EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our system through the raising and expenditure of

large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles and should not be considered as an alternative to those measurements as an indicator of our performance.

(5) ROW EOP subs includes approximately 13,000 subscribers from a contract with KIE which terminated on January 1, 2007.

	Twelve months ended December 31,	
	2006	2005
Reconciliation of Net Loss to EBITDA (in thousands):		
Net Loss as reported	$(128,603)	$(79,863)
Addback non-EBITDA items included in net loss:		
Interest income	(11,331)	(6,596)
Interest expense	9,332	9,884
Depreciation & amortization	58,896	61,636
Income taxes benefit	(56,447)	(69,660)
EBITDA	$(128,153)	$(84,599)

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. We base our estimates and judgments on historical experience and on various other assumptions which we believe are reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. We believe the following critical accounting policies require the most significant management estimates and judgments used in the preparation of the consolidated financial statements.

Revenue recognition

Revenue from subscribers consists of subscription fees and non-refundable activation fees. We recognize subscription fees as our service is provided to a subscriber. We record deferred revenue for prepaid subscription fees and amortize these prepayments to revenue ratably over the term of the respective subscription plan. Activation fees are recognized ratably over the estimated term of the subscriber relationship. Promotions and discounts are treated as an offset to revenue during the period of promotion. Sales incentives, consisting of discounts to subscribers, offset earned revenue. Management estimates the amount of required allowances for the potential non-collectibility of accounts receivable based upon past collection experience and consideration of other relevant factors. However, past experience may not be indicative of future collections and therefore reserves for doubtful accounts may increase as a percentage of accounts receivable and sales. Our current policy is not to accept product returns but if in the future, we were to accept product returns that are not covered under the manufacturers warranty, a sales return allowance will be established based on the guidance provided under Statement of Financial Accounting Standards (SFAS) No. 48, "*Revenue Recognition When a Right of Return Exists*" and Staff Accounting Bulletin, Topic 13A-4b.

Evaluation of satellites and other long-lived assets for impairment and satellite insurance coverage

We assess the recoverability of our long-lived assets pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The costs of specific satellites are grouped together with other associated assets when assessing recoverability. Periodically, and when a change in circumstances occurs, this group of assets is compared with the expected future undiscounted cash flows to be generated by us from the related satellites. Any excess of the net book value for this group of assets over the expected future undiscounted cash flows of the related satellite would result in an impairment charge that would be recorded in our statement of operations in the period the determination is made. The impairment charge would be measured as the excess of the carrying value of the group of assets over the present value of estimated expected future cash flows related to the asset group using a discount rate commensurate with the risks involved. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows could be impacted by, among other things:

- changes in estimates of the useful life of the satellite;
- changes in estimates of our ability to operate the satellite at expected levels;
- changes in the manner in which the satellite is to be used; and
- the loss of one or several significant customer contracts for capacity on the satellite.

If an impairment loss was indicated, such amount would be recognized in the period of occurrence, net of any insurance proceeds to be received so long as such amounts are determinable and receipt is probable.

Depreciable satellite lives

We calculate depreciation on a straight line basis over a ten-year period. As the communications industry is subject to rapid technological change and our satellites have been subject to certain anomalies, we may be required to revise the estimated useful lives of our satellites and communications equipment or to adjust their carrying amounts. Accordingly, the estimated useful lives of our satellites are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, we would account for the effects of such changes on depreciation expense on a prospective basis. Reductions in the estimated useful lives of our satellites would result in additional depreciation expense in future periods and may necessitate acceleration of planned capital expenditures in order to replace or supplement the satellite earlier than planned. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite, which are less than the carrying value of the satellite, an impairment charge would be recorded.

Stock-based compensation

In accordance with SFAS No. 123 (Revised 2004), *Share Based Payment* ("SFAS No. 123R") and the Securities and Exchange Commission's rule amending the compliance dates of SFAS No. 123R, the Company began to recognize compensation expense for equity-based compensation using the fair value method in 2006 using the "Modified Prospective Method". This method allows the Company to apply the fair value provisions of SFAS No. 123R only on the future share-based payment arrangements and unvested portion of prior awards at the adoption date.

The Modified Prospective Method allows the Company to account for the stock-based awards issued prior to the adoption of fair value provisions under SFAS No. 123R using the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and the disclosure provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123.*

Prior to our adoption of SFAS No. 123R, we accounted for the employee and director stock options using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Stock options and warrants issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and amortized over the service period. A pro-forma disclosure for outstanding awards accounted for under the intrinsic value method of Opinion 25 method during 2005 and 2004 is not disclosed since the Company used minimum value method to account for stock based awards in fiscal years 2004 and 2005 and the Company's common stock was not publicly traded until 2005.

Valuation of deferred income taxes and income tax reserves

We are subject to taxation by federal, state and international jurisdictions. Our annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgment and are based on the best information available at the time. We believe that we have recorded adequate liabilities and reviewed those balances on a quarterly basis.

Judgment is also applied in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance is established for the amount of the deferred tax assets that are determined not to be realizable. Realization of our deferred tax assets may depend upon our ability to generate future taxable income, which is dependent upon our ability to successfully introduce and market our product, general economic conditions, competitive pressures, and other factors beyond management's control.

Valuation of Inventory

Inventories are stated at the lower of cost or market value using the first in, first out (FIFO) method of accounting. Inventories primarily consist of satellite radio receivers manufactured to our specifications by independent third parties. We periodically evaluate inventory levels on hand as to potential obsolescence based on current and future selling prices. Currently, we do not provide our customers with a right of return, and are covered under manufacturer's original warranty, and hence no provisions have been made for such purpose. We will adopt the provisions of SFAS No. 48, "*Revenue Recognition When Right of Return Exists*" if and when we provide such rights in the future.

Pre-Production Design and Development Costs

The Company entered into agreements with vendors to reimburse certain costs related to pre-production design and development of new receiver models. The Company treated these costs as fixed in nature and would subsequently be amortized as cost of equipment over the contractually committed production. The Company followed the guidance provided under Emerging Issues Task Force ("EITF") Issue No. 99-5, "*Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements*" for recognizing and amortizing such costs. Costs in the amount of $2,111,000 and $0 were recognized in the accompanying balance sheets as of December 31, 2006 and 2005, respectively.

Recent Accounting Pronouncements

In June 2006, the FASB Emerging Issues Task Force issued EITF No. 06-3, *How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)*, which states that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this Issue. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The consensus would be effective for the first annual or interim reporting period beginning after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company will adopt this Interpretation effective January 1, 2007. Based on the Company's current evaluation of this Issue, the Company does not expect the adoption of EITF No. 06-3 to have a significant impact on its consolidated results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Statement shall be effective as of the beginning of an entity's first fiscal year that begins after December 15, 2006. The Company will adopt this Interpretation effective January 1, 2007. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position and results of operations.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. These interpretations were issued to address diversity in practice and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in SAB 108 in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error arose and the fact that the errors had previously been considered immaterial. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. There was no material impact on the Company's financial statements due to the adoption of SAB 108.

In September 2006, The Financial Accounting and Standards Board has issued FAS 157, Fair Value Measurements ("SFAS 157"), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect that fair-value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. The Company is currently evaluating the impact of SFAS 159 on its results of operations and financial position.

Results of Operations

Consolidated Statements of Operations

	Years ended December 31,		
	2006	2005	2004
	(in thousands, except share information)		
Revenue			
Subscription revenue	$ 7,294	$ 3,690	$ 1,038
Equipment revenue	3,056	2,822	2,091
Other revenue	5,261	5,148	5,452
Total Revenue	15,611	11,660	8,581
Operating Expenses			
Cost of Services (excludes depreciation shown separately below)			
Satellite and transmission, programming and other	27,556	18,592	20,918
Cost of equipment	16,615	6,725	2,385
Research and development	2,563	1,040	—
Selling and marketing	24,028	18,676	6,526
General and administrative	68,243	67,956	107,936
Depreciation and amortization	58,896	61,636	61,183
Total Operating Expenses	197,901	174,625	198,948
Loss from Operations	(182,290)	(162,965)	(190,367)
Other Income (Expense)			
Gain on extinguishment of debt	—	14,130	—
Interest income	11,331	6,596	431
Interest expense	(9,332)	(9,884)	(119,302)
Other income (expense)	(4,759)	2,600	(877)
Total Other Income (Expense)	(2,760)	13,442	(119,748)
Loss Before Income Taxes	(185,050)	(149,523)	(310,115)
Income Tax Benefit (Provision)	56,447	69,660	(267,272)
Net Loss	$ (128,603)	$ (79,863)	$ (577,387)
Loss per Share—basic and diluted	$ (3.44)	$ (2.77)	$ (99.00)
Weighted Average Number of Shares Outstanding	37,395,558	28,828,958	5,832,612

Stock based compensation included in operating expenses

	2006	2005	2004
Satellite and transmission, programming and other	$ 896	$ 531	$ 8,626
Selling and marketing	643	213	1,599
General and administrative	9,877	24,417	80,098
	$ 11,416	$ 25,161	$ 90,323

Results of Operations

Twelve months ended December 31, 2006 compared with twelve months ended December 31, 2005

Revenue

The table below presents our operating revenue for the twelve months ended December 31, 2006 and 2005, together with the relevant percentage of total revenue represented by each revenue category.

	Twelve months ended December 31,			
	2006		2005	
		Percent of total		Percent of total
	($ in thousands)			
Revenue:				
Subscription	$ 7,294	46.7	$ 3,690	31.6
Equipment sales	3,056	19.6	2,822	24.2
Other	5,261	33.7	5,148	44.2
Total revenue:	15,611	100.0	$11,660	100.0%

Total revenue for the twelve months ended December 31, 2006 was $15.6 million, a 33.9 % increase compared with $11.7 million for the twelve months ended December 31, 2005. This was primarily due to increased revenue from subscribers to our DARS service and equipment sales.

Subscription revenue. Subscription revenue for the twelve months ended December 31, 2006 was approximately $7.3 million, an increase of 97.7% compared with $3.7 million generated in the twelve months ended December 31, 2005. This increase in subscription revenues was primarily due to the increase in our paying subscribers. Subscription revenue includes approximately $0.7 million from a contract with KIE which terminated on January 1, 2007.

- *Average Monthly Subscription Revenue Per Subscriber (ARPU).* Blended ARPU (for India and ROW) was $3.83 for the twelve months ended December 31, 2006 and $4.66 for the twelve months ended December 31, 2005. The reduction in blended ARPU for 2006 compared to 2005 resulted from the shift of the subscribers' weighing to India where single market ARPU is lower than other markets. ARPU from India was $3.01 for the twelve months ended December 31, 2006, and $2.76 for the twelve months ended December 31, 2005. In July 2005, we increased the annual subscription pricing by 50% to Rs. 1,800 (approximately $40) from Rs. 1,200 (approximately $27). The increase in the monthly subscription price took effect for all billing cycles on or after July 7, 2005. During 2006, we also introduced a six months subscription package of Rs 1,000 (approximately $22).

Equipment sales revenue. Equipment sales revenue was approximately $3.1 million for the twelve months ended December 31, 2006, an increase of 8.3% compared with $2.8 million for the twelve months ended December 31, 2005. This increase was primarily due to increased unit sales in India, partially offset by a lower average selling price of the receivers. We sold approximately 160,000 receivers in the twelve months ended December 31, 2006, compared with approximately 82,000 receivers sold in the twelve months ended December 31, 2005.

Other revenue. Other revenue for the twelve months ended December 31, 2006 was $5.3 million, an increase of 2.2 % compared with $5.1 million for the twelve months ended December 31, 2005. This increase was primarily due to an increase in miscellaneous other revenue partially offset by a decrease in government services revenue and capacity lease revenue. Other revenue primarily consists of capacity lease revenue, government services revenue, data subscription revenue, licensing/manufacturing income and syndication income.

Capacity lease revenue. Satellite capacity leasing revenue for the twelve months ended December 31, 2006 was $1.0 million, compared with $1.1 million for the twelve months ended December 31, 2005.

Government services revenue. Government services revenue for the twelve months ended December 31, 2006 was $1.7 million, a decrease of 0.9% compared with $1.8 million for the twelve months ended December 31, 2005. Government services revenues decreased as we completed the Pakistan Education Initiative (PEI) contract and finalized tasks.

Miscellaneous other revenue. Other revenue (including licensing/manufacturing income and syndication income) for the twelve months ended December 31, 2006 was $2.5 million, an increase of 5.9% compared with $2.3 million, in the twelve months ended December 31, 2005. This increase was principally due to revenue from a contract with the European Union, a new data service contract launched in the fourth quarter of 2005, an increase in syndication revenues from XM Radio, and a litigation settlement from a former broadcaster.

Cost of services

The table below presents our costs of services for the twelve months ended December 31, 2006 and 2005, together with the relevant percentages of total cost of services for each cost category.

	Twelve months ended December 31,			
	2006		2005	
		Percent of total		Percent of total
	($ in thousands)			
Cost of services:				
Engineering & broadcast operations	$15,332	34.7%	$12,279	48.5%
Content & programming	10,147	23.0%	3,969	15.7%
Customer care, billing & collection	1,710	3.9%	658	2.6%
Cost of equipment	16,615	37.6%	6,725	26.6%
Other cost of services	367	0.8%	1,685	6.6%
Total cost of services:	44,171	100.0%	$25,316	100.0%

Total cost of services for the twelve months ended December 31, 2006 was $44.2 million, an increase of 74.5% compared with $25.3 million in the twelve months ended December 31, 2005. This increase was primarily due to increases in the cost of equipment, engineering and broadcast operations, and content & programming.

Engineering and broadcast operations. Engineering and broadcast expense, including the cost of operating our two satellites, ground control systems and telecommunications links as well as our in-orbit insurance, for the twelve months ended December 31, 2006 was $15.3 million, an increase of 24.9% compared with $12.3 million in the twelve months ended December 31, 2005. This increase was primarily due to increased spending on product development efforts, partially offset by a pricing adjustment related to satellite monitoring services provided by a vendor.

Content and programming. Content and programming expense, which includes content production, music royalties and other content acquisition costs, for the twelve months ended December 31, 2006 was $10.1 million, an increase of 155.7% compared with $4.0 million for the twelve months ended December 31, 2005. These expenses increased as we increased staffing levels to support the launch of live programming and additional channels specifically for the Indian market. New channels included PLAY, the first 24 hour sports talk channel in that market, and Falak, India's first 24 hour Urdu channel. We also increased payments for music rights royalties due to the addition of a Bollywood content license expense, PPL license expenses and changes in other content royalties (IFPI, PRS London).

Customer care, billing & collection. Customer care, billing and collections expense for the twelve months ended December 31, 2006 was $1.7 million, an increase of 159.9% compared to $0.7 million for the twelve months ended December 31, 2005. This increase was due to increased subscriber base.

Cost of Equipment. Cost of equipment for the twelve months ended December 31, 2006 was $16.6 million, an increase of 147.1 % compared with $6.7 million, in the twelve months ended December 31, 2005. Cost of equipment includes approximately $5.1 million due to recognition of additional liability to reflect the maximum purchase price commitment. Excluding this expense, cost of equipment of approximately $11.6 million increased due to an increased number of receivers being sold in India as we focused on ramping up subscriptions in that market.

- *Subscriber Acquisition Cost (SAC)* Total blended SAC (for India and ROW) calculated based on unit sales to our distributors, was approximately $35 per subscriber for the twelve months ended December 31, 2006 and $30 for the twelve months ended December 31, 2005. SAC for India, was approximately $38 per subscriber for the twelve months ended December 31, 2006 and approximately $36 per subscriber for the twelve months ended December 31, 2005.

Other cost of services. Other cost of services for the twelve months ended December 31, 2006 was $0.4 million, a decrease of 78% compared to $1.7 million in the twelve months ended December 31, 2005. This decrease was primarily due to reduction in staffing and overhead expenses incurred due to the completion of PEI contract in the fiscal year ended 2005

Operating expense

The table below presents our operating expense for the twelve months ended December 31, 2006 and 2005, together with the relevant percentage increase (decrease) year-over-year.

	Twelve Months Ended December 31,		
	2006	2005	Percent increase (decrease)
Operating expense:			
Cost of Services	$ 44,171	$ 25,316	74.5%
Research and development	2,563	1,040	146.4
Selling and marketing	24,028	18,676	28.7
General & administrative	68,243	67,956	0.4
Depreciation and amortization	58,896	61,636	(4.5)
Total operating expense:	$197,901	$174,625	13.3%

Total operating expense for the twelve months ended December 31, 2006 was $197.9 million, an increase of 13.3% compared with $174.6 million for the twelve months ended December 31, 2005. This increase was primarily due to increases in our cost of services (discussed previously) and selling and marketing expenses. Our increase in research & development expense is due to increase in receiver product development activities. Our selling and marketing expense for the twelve months ended December 31, 2006 was $24.0 million, an increase of 28.7 % compared with $18.7 million in the twelve months ended December 31, 2005. This increase was primarily due to increased marketing activity as we ramped up our advertising activities in our launched markets. Our general and administrative expense for the twelve months ended December 31, 2006 was $68.2 million, an increase of 0.4% compared with $68.0 million in the twelve months ended December 31, 2005. This increase was primarily due to a $8.9 million increase in headcount expense as we increased staffing levels to execute on our business plan, and a $4.0 million increase in outside services (primarily temporary consultants, and technical & regulatory services) offset by a $14.5 million decrease in stock based compensation. The Company granted certain key executives restricted stock awards, in connection with our initial public offering in August 2005, which vested over a six month period. This vesting period has been extended through January 3, 2007, hence the reduction in stock option expense related to these options for this period compared to last year. Depreciation and amortization expense for the twelve months ended December 31, 2006 was $58.9 million, a 4.5% decrease as compared to $61.6 million for the twelve months ended December 31, 2005.

- *Cost Per Gross Addition (CPGA)* Total blended CPGA expense (for India and ROW) was approximately $ 22.6 million for the twelve months ended December 31, 2006 and approximately $16.1 million for the twelve months ended December 31, 2005. Total CPGA expense for India was approximately $20.9 million for the twelve months ended December 31, 2006 and approximately $13.7 million for the twelve months ended December 31, 2005. Unit blended CPGA (for India and ROW), was approximately $140 for the twelve months ended December 31, 2006 and approximately $173 for the twelve months ended December 31, 2005. CPGA for India, was approximately $136 for the twelve months ended December 31, 2006 and approximately $188 for the twelve months ended December 31, 2005. Unit CPGA has decreased due to marketing expenditure being spread over a larger number of gross subscriber additions.

Other income (expense)

Interest income. Interest income for the twelve months ended December 31, 2006 was $11.3 million, an increase of 71.8 % compared with $6.6 million in the twelve months ended December 31, 2005. This increase was due to increased average cash balances as a result of our 2005 IPO, and higher interest rates.

Interest expense. Interest expense for the twelve months ended December 31, 2006 was $9.3 million, a decrease of 5.6 % compared with $9.9 million in the twelve months ended December 31, 2005. This decrease was primarily due to the extinguishments of debt related to the Alcatel settlement in the twelve months ended December 31, 2005.

Other income (expense). Other expense for the twelve months ended December 31, 2006 was $4.8 million compared with other income of $2.6 million recorded in the twelve months ended December 31, 2005. This increase was due to a write-off of leasehold improvements.

Income tax

During the twelve months ending December 31, 2006, the Company recorded an income tax benefit of $56.4 million compared to $69.7 million for the twelve months ending December 31, 2005. This benefit is the result of current period operating losses and re-establishment of a valuation allowance on a foreign net operating loss amounting to approximately $2.1 million.

Year ended December 31, 2005 compared with year ended December 31, 2004

Revenue

The table below presents our operating revenue for the years ended December 31, 2005 and 2004, together with the relevant percentage of total revenue represented by each relevant revenue category.

	Year ended December 31,			
	2005		2004	
	($ in thousands)			
Revenue:				
Subscription	$ 3,690	31.6%	$1,038	12.1%
Equipment sales	2,822	24.2%	2,091	24.4%
Other	5,148	44.2%	5,452	63.5%
Total revenue:	$11,660	100.0%	$8,581	100.0%

Total revenue for the year ended December 31, 2005 was $11.7 million, a 35.9 % increase compared with $8.6 million for the year ended December 31, 2004. This was primarily due to increased revenue from subscribers to our DARS service and equipment sales offset by a lower, year-to-year, revenue from government service contracts and capacity leases. The mix of our revenue changed during 2005 as we emerged from development stage and deployed newly required financial resources to implement our India-focused subscription sales business plan.

Subscription revenue. Subscription revenue for the year ended December 31, 2005 was approximately $3.7 million, an increase of 255.5% compared with $1.0 million generated in the year ended December 31, 2004. This increase in subscription revenues was primarily due to the increase in our paying subscribers as we launched service in nine cities in India (New Delhi, Mumbai, Chennai, Hyderabad, Bangalore, Ahmedabad, Chandigarh, Pune and Kochi).

- *Average Monthly Subscription Revenue Per Subscriber (ARPU).* Blended ARPU (for India and ROW) was $4.66 for the year ended December 31, 2005 and $6.27 for the year ended December 31, 2004. The reduction in blended ARPU for 2005 compared to 2004 resulted from the shift of the subscribers' weight to India where single market ARPU is lower than other markets. However, India ARPU increased year over year. ARPU from India was $2.76 for the year ended December 31, 2005, and $1.95 for the year ended December 31, 2004. In July 2005, we increased the annual subscription pricing by 50% to Rs. 1800 (approximately $40) from Rs. 1200 (approximately $27). The increase in the monthly subscription price took effect for all billing cycles on or after July 7, 2005.

Equipment sales revenue. Equipment sales revenue was approximately $2.8 million for the year ended December 31, 2005, an increase of 35.0 % compared with $2.1 million for the year ended December 31, 2004. This increase was primarily due to increased unit sales in India. We sold approximately 82,800 receivers in the year ended December 31, 2005, compared with approximately 25,000 receivers sold in the year ended December 31, 2004. Our sales increased significantly in the fourth quarter of 2005 due to our successful Diwali promotional campaign in India, where we introduced promotional discounting on a certain receiver model, an aggressive marketing and advertising campaign, and programs to help our resellers and retail outlets become more productive.

Other revenue. Other revenue, including licensing revenue, for the year ended December 31, 2005 was $5.1 million, a decrease of 5.6 % compared with $5.5 million, in the year ended December 31, 2004. This decrease was primarily due to a reduction in capacity lease revenue offset by an increase in miscellaneous other revenue. Other revenue primarily consists of capacity lease revenue, government services revenue, data subscription revenue, licensing/manufacturing income and syndication income.

- *Capacity lease revenue.* Satellite capacity leasing revenue for the year ended December 31, 2005 was $1.1 million, a decrease of 47.2 % compared with $2.0 million for the year ended December 31, 2004. This decrease was a result of a reduction in the number of broadcasters contracting to use our satellite capacity for their broadcasts.

- *Government services revenue.* Government services revenue for the year ended December 31, 2005 was $1.8 million, a decrease of 7.1% compared with $1.9 million for the year ended December 31, 2004. Government services revenues decreased as we completed the Pakistan Education Initiative (PEI) contract in June 2005, partially offset by the entry into a government contract in the third quarter.

- *Miscellaneous Other revenue.* Other revenue, including licensing revenue, for the year ended December 31, 2005 was $2.3 million, an increase of 23.6 % compared with $1.9 million, in the year ended December 31, 2004. This increase was principally due to a new data service contract launched in 2005.

Cost of services

The table below presents our costs of services for the year ended December 31, 2005 and 2004, together with the relevant percentages of total cost of services for each cost category.

	Year ended December 31,			
	2005		2004	
	($ in thousands)			
Cost of services:				
Engineering & broadcast operations	$12,279	48.5%	$15,847	68.0%
Content & programming	3,969	15.7%	3,657	15.7%
Customer care, billing & collection	658	2.6%	488	2.1%
Cost of equipment	6,725	26.6%	2,385	10.2%
Other cost of services	1,686	6.7%	926	4.0%
Total cost of services:	$25,316	100.0%	$23,303	100.0%

Total cost of services for the year ended December 31, 2005 was $25.3 million, an 8.6% increase compared with $23.3 million in the year ended December 31, 2004. This increase was primarily due to increases in expenses related to cost of equipment, partially offset by decreases in engineering and broadcast operations.

Engineering and broadcast operations. Engineering and broadcast expense, including the cost of operating our two satellites, ground control systems and telecommunications links as well as our in-orbit insurance, for the year ended December 31, 2005 was $12.3 million, a decrease of 22.5% compared with $15.8 million in the year ended December 31, 2004. This decrease was primarily due to a reduction in stock based compensation of $7.2 million offset by an increase in in-orbit insurance as we renewed policies on our AfriStar and AsiaStar satellites in April 2005 and higher regional operating center expenses, partially offset by a pricing adjustment related to satellite monitoring services provided by a vendor.

Content and programming. Content and programming expense, which includes content production, music royalties and other content acquisition costs, for the year ended December 31, 2005 was $4.0 million, an increase of 8.5% compared with $3.7 million for the year ended December 31, 2004. These expenses increased as we increased staffing levels to support the launch of 19 new channels, including 7 additional channels specifically for the Indian market. New channels included PLAY, the first 24 hour sports talk channel in that market.

Customer care, billing & collection. Customer care, billing and collections expense for the year ended December 31, 2005 was $0.7 million, an increase of 34.9% compared to $0.5 million for the year ended December 31, 2004. We commenced our customer care, billing and collections in March 2004 to support the limited launch of our subscription services in India. Prior to this limited launch in March 2004, our two subscription service packages were being tested, and expenses related to customer care, billing and collections were minimal.

Cost of Equipment. Cost of equipment for the year ended December 31, 2005 was $6.7 million, an increase of 182.0% compared with $2.4 million, in the year ended December 31, 2004. The increase in cost of equipment is directly related to selling higher number of subsidized receivers as we ramped up our subscriber base in India.

Subscriber Acquisition Cost (SAC). Total blended SAC (for India and ROW) was approximately $30 per subscriber for the year ended December 31, 2005 and $1 per subscriber for the year ended December 31, 2004. SAC for India was approximately $36 per subscriber for the year ended December 31, 2005 and approximately $18 per subscriber for the year ended December 31, 2004. Our SAC costs are primarily driven by equipment subsidies on receivers sold in India.

Other cost of services. Other cost of services for the year ended December 31, 2005 was $1.7 million, an increase of 82.1% compared with $0.9 million for the year ended December 31, 2004. This increase was due to an increase in subscription revenue share paid to our partners in Kenya, South Africa and France, offset by a reduction of shipping and VAT charges, as we completed delivery of the receivers for the PEI contract.

Operating expense

The table below presents our operating expense for the year ended December 31, 2005 and 2004, together with the relevant percentage increase (decrease) year-over-year.

	Year Ended December 31,		
	2005	2004	Percent increase (decrease)
Operating expense:			
Cost of Services	$ 25,316	$ 23,303	8.6%
Research & Development	1,040	—	100.0%
Selling & Marketing	18,676	6,526	186.2%
General & administrative	67,956	107,936	(37.0)%
Depreciation and amortization	61,636	61,183	0.7%
Total operating expense	$174,625	$198,948	(12.2)%

Total operating expense for the year ended December 31, 2005 was $174.6 million, a 12.2% decrease compared with $198.9 million for the year ended December 31, 2004. This decrease was primarily due to a decrease in our general and administrative expense, offset by increases in our selling and marketing expense. Our selling and marketing expense for the year ended December 31, 2005 was $18.7 million, a 186.2% increase compared with $6.5 million in the year ended December 31, 2004. This increase was primarily due to increase in sales and marketing expense as we launched service in nine cities in India. General and administrative expense for the year ended December 31, 2005 was $68.0 million, a decrease of 37.0% compared with $107.9 million in the year ended December 31, 2004. This decrease was primarily due to $55.7 million decrease in stock-based compensation, offset by $9.2 million increase in headcount expense as we increased staffing to execute on our business plan, and a $4.3 million increase in outside services (primarily temporary consultants, and technical & regulatory services).

Cost Per Gross Addition (CPGA). Total blended CPGA expense (for India and ROW) was approximately $16.1 million for the year ended December 31, 2005 and approximately $1.9 million for the year ended December 31, 2004. The CPGA expense for India was approximately $13.7 million for the year ended December 31, 2005 and approximately $1.0 million for the year ended December 31, 2004. The CPGA expense increased in 2005 as we significantly ramped up our sales and marketing activities subsequent to closing a financing transaction in December 2004. Unit blended CPGA (for India and ROW) was approximately $173 for the year ended December 31, 2005 and approximately $66 for the year ended December 31, 2004. CPGA for India was approximately $188 for the year ended December 31, 2005 and approximately $123 for the year ended December 31, 2004.

Other income (expense)

Interest income. Interest income for the year ended December 31, 2005 was $6.6 million, an increase of 1,430.4% compared with $0.4 million in the year ended December 31, 2004. This increase was due to increased average cash balances as a result of our recent financing activities.

Interest expense. Interest expense for the year ended December 31, 2005 was $9.9 million, a decrease of 91.7% compared with $119.3 million in the year ended December 31, 2004. This decrease was primarily due to the extinguishments of debt pursuant to a loan restructuring agreement described in Note C—Debt, which reduced our long-term debt liability from $1.4 billion as of December 30, 2004 to $155 million as of December 31, 2005 (see Note C—Debt of the Notes to Consolidated Financial Statements, Page F-15).

Other income (expense). Other income for the year ended December 31, 2005 was $2.6 million due to a write-off of its Washington D.C. deferred lease obligations and leasehold improvements due to our headquarters move from Washington D.C. to Silver Spring, MD, compared with $0.9 million of expense recorded in the year ended December 31, 2004. We also recorded a gain on extinguishment of debt of $14.1 million related to the settlement with Alcatel Space of certain amounts we owed to Alcatel for the construction of our satellites. (See Note G—Satellites and Ground Station Construction Agreements of the Notes to Consolidated Financial Statements, Page F-20).

Income tax

Due to a loss before income taxes of $149.5 million, we recorded an income tax benefit of $69.7 million in the year ended December 31, 2005, as compared to an income tax provision of $267.3 million for 2004. This benefit is the result of current period operating losses, release of the valuation allowance against certain foreign net operating losses and a reduction in our corporate effective tax rate by approximately 2% following the move of our headquarters from Washington, D.C. to Silver Spring, Maryland in September, 2005. As discussed in Note C—Debt of notes to Consolidated Financial Statements, Page F-15, during 2004 we entered into a restructuring agreement with respect to certain notes payable. Under the restructuring agreement, our ongoing obligations to the investor were set forth in a separate royalty arrangement. For U.S. tax purposes, this transaction caused us to realize cancellation of indebtedness, or COD income. In connection with this transaction, we reduced our U.S. tax attributes by approximately $1,726 million and, as a result, our U.S. net operating loss and capital loss carry forwards at December 31, 2004 were eliminated, and the remaining tax basis in its satellite assets, U.S. fixed assets and stock in its foreign subsidiaries were also reduced to zero.

Liquidity and Capital Resources

Overview

As of December 31, 2006, we had cash and cash equivalents of $27.6 million, and marketable securities of $137.9 million. Cash and cash equivalents and marketable securities decreased $110.3 million during the twelve months ended December 31, 2006. This decrease resulted from $104.1 million used in operating activities and changes in foreign exchange rates, $91.5 million provided by investing activities, and $2.9 million provided by financing activities. Cash flows used in operations includes the net loss of $128.6 million and $2.4 million provided by working capital partially offset by $22.1 million in non-cash expenses included in net loss. Cash flows provided by investing activities consisted mainly of $101.2 million in net sales of marketable securities partially offset by $6.8 million used for the purchase of property and equipment and $2.8 million used for purchase of satellite and related systems. Cash flows provided by financing activities consisted of $3.6 million from the proceeds from exercise of employee stock options, $0.3 million from net minority interest contributions, and $0.4 million proceeds from short term borrowings & notes payables, offset by a $1.2 million increase in restricted cash for certain lease obligations and $0.2 million increase in costs associated with our initial public offering in 2005.

Historical sources of cash

We raised $1.8 billion of equity and debt net proceeds from inception through August 3, 2005 from investors and strategic partners to fund our operations.

IPO

On August 3, 2005, we agreed to sell 11,500,000 shares of common stock at a price to the public of $21.00 per share in our initial public offering. The aggregate gross proceeds to us from the public offering were approximately $241.5 million. We incurred expenses of approximately $20.7 million of which approximately $16.9 million represented underwriting discounts and commissions and approximately $3.8 million represented expenses related to the offering. Net proceeds to us from the offering were $220.8 million.

XM Investment

On July 18, 2005, we issued XM Satellite Radio 1,562,500 shares of Class A common stock for an aggregate purchase price of $25 million. The net proceeds after deducting expenses were $22.5 million.

Uses of Cash

Our cash used during the twelve months ended December 31, 2006 consisted primarily of funding operating expenses and working capital.

Contractual Obligations

The following table shows our contractual obligations as of December 31, 2006:

	Payments Due By Period (in thousands)				
	2007	2-3 years	4-5 years	After 5 years	Total
Long-term debt (1)	50,400	105,000	—	—	155,400
Operating lease obligations	3,680	6,043	5,565	12,322	27,610
Purchase obligations	32,227	—	—	—	32,227
ERP implementation obligation	3,120	8,175	—	—	11,295
Income taxes payable	17,784	—	—	—	17,784
Contingent royalty obligation (2)	—	—	—	1,814,175	1,814,175
Total contractual obligations	107,211	119,218	5,565	1,826,497	2,058,491

(1) The notes to an extent of $155 million are payable in full (100% of the principal plus accrued and unpaid interest) at the option of the holders on December 31, 2007.

(2) Stonehouse royalty payment referenced under Note C—"Debt" of Notes to Consolidated Financial Statements. The obligation will be reduced by any future payments made under the royalty agreement and will remain on our balance sheet until 2015; the last year payment under the royalty agreement is required. We are not required to pay this obligation in full; payments are based on a 10% of EBITDA each year and cannot be determined at this time.

Future Operating Liquidity and Capital Resource Requirements

Based upon our current plans, we believe that our cash, cash equivalents and marketable securities will be sufficient to cover our estimated funding needs for at least 2007. Our financial projections are based on assumptions which we believe are reasonable but contain significant uncertainties.

We currently intend to use existing cash reserves mainly to execute our business plans and for satisfying certain terms of convertible note restructuring (discussed in Note N—Subsequent Events, Convertible Note Restructuring). We expect that the majority of our cash outflow during year 2007 would be directed towards sales and marketing activities for subscriber acquisitions, additional content and programming development, non-operating and capital expenditures, corporate expense which includes debt restructuring cost of $3 million, interest costs of $7.2 million and cash repayment of $50 million as per terms of convertible note restructuring referred above. In addition, if we are unable to negotiate a further payment plan with Internal Revenue Service, the Company may be required to retire its outstanding tax liability of $15 million.

Our business plan includes spends in India mainly for a moderate level of build-out of terrestrial repeater network, service launch in key cities and continued marketing spend towards subscriber acquisitions; for Italy, contemplates service launch and technology related expenses; for Middle East, involves minimal terrestrial repeater capital expenditures for a network in Bahrain; and for China, other Western Europe markets and other selected markets within our coverage areas, includes limited business development expenses. We are currently reviewing our business plan for potential modifications that could result in the reduction of cash expenditures over the next 12 months.

Our business is in its early stages, and we regularly evaluate our plans and strategy. These evaluations may result in changes to our plans and strategy, some of which may be material and significantly change our cash requirement. Our business plan is based on estimates regarding expected future costs and expected revenue. Our costs may exceed or our revenues may fall short of our estimates, our estimates may change, and future developments may affect our estimates. Furthermore, we will require additional cash to fully launch our business in China and Western Europe and fund the cost to modify and launch our spare satellite. A principal amount of $27.5 million of the senior secured notes we will issue as part of the convertible note restructuring will be repayable on the first anniversary of the closing date of the transaction.

Any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. However, there can be no assurance that we will be successful in securing financing or that it will be available to us at attractive terms.

Our ability to obtain the financing in the future will depend on several factors, including future market conditions; our success in developing, implementing and marketing our satellite radio service, our future creditworthiness and restrictions contained in agreements with our investors or lenders. If we fail to obtain any necessary financing on a timely basis or on attractive terms, our results of operations could be materially adversely affected. Additional financings could also increase our level of indebtedness or result in further dilution to existing shareholders.

Under the terms of the senior secured notes and amended and restated convertible notes we will issue as part of the convertible note restructuring, we may incur secured indebtedness of up to $105 million (less any amounts outstanding under the senior secured notes) of senior secured first priority indebtedness. We may borrow up to $100 million (less any amounts outstanding under the amended and restated convertible notes) of senior secured second priority indebtedness which is pari passu with the amended and restated convertible notes and unlimited unsecured debt, as long as such debt has a maturity date that is at least 91 days after the maturity date of the amended and restated convertible notes. We will be required to repay any outstanding principal of the senior secured notes from new equity or debt financing, certain excess cash flow or the cash proceeds of asset sales and casualty events, subject to customary exceptions. We are not permitted to make any mandatory or optional prepayment on debt (other than permitted first priority secured debt) while the amended and restated convertible notes are outstanding.

Capital Expenditures

We have spent approximately $746 million on capital expenditures related to the development and launch of our satellites, for our ground systems and for property and equipment. We may spend additional amounts to enhance our infrastructure with terrestrial repeaters depending on licenses and business requirement, if supported by an appropriate business model and funding of such projects. We expect to start our terrestrial repeater network build-out in key metropolitan areas in India during 2007, assuming we obtain the necessary regulatory approvals, we currently estimate to be approximately $20 million over the next few years. This amount will need to be reviewed as we conduct actual testing, including further topographical analysis. We also expect to start our terrestrial repeater build out in Bahrain; however we do not expect this cost to be significant. Over the next 12 months we also anticipate technology and terrestrial repeater development expenses associated with rolling out our services in Italy. We estimate those expenses to be approximately $20 million beginning in 2008. This amount will need to be reviewed as we conduct actual testing as in India. Until we receive the final approvals from China's regulatory agencies, we will not start the build-out of a terrestrial repeater network in China. We expect the total network in China to cost a similar amount as India in its initial stages. Our future capital expenditures will depend on our business strategy and our response to business opportunities and trends in our industry and our markets.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency

As a global company, we are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany balances between subsidiaries that operate in different functional currencies and transactions with customers, suppliers and employees that are denominated in foreign currencies. Our objective is to minimize our exposure to these risks through our normal operating activities and, where appropriate, to have these transactions denominated in United States dollars. For the year ended December 31, 2006, approximately 72% of our total revenues and 33% of total operating expenses were denominated in foreign currencies. For the year ended December 31, 2005, approximately 56% of our total revenues and 10% of total operating expenses were denominated in foreign currencies. The following table shows approximately the split of these foreign currency exposures by principal currency:

	Foreign Currency Exposure at December 31, 2006					
	Euro	Indian Rupee	Kenyan Shilling	South African Rand	Other	Total Exposure
Total Revenues	15%	63%	11%	7%	4%	100%
Total Cost of Revenues and Operating Expenses	13%	64%	1%	5%	17%	100%

	Foreign Currency Exposure at December 31, 2005					
	Euro	Indian Rupee	Kenyan Shilling	South African Rand	Other	Total Exposure
Total Revenues	29%	36%	12%	16%	7%	100%
Total Cost of Revenues and Operating Expenses	40%	23%	19%	8%	10%	100%

Interest Rates

Our market risk from changes in interest rates is not material because our long-term debt only includes $17.5 million of the senior secured notes and the amended and restated convertible notes which have a fixed interest rate.

We classify our investments in money market funds as cash equivalents and marketable securities consist primarily of investment grade securities with high credit ratings of relatively short duration that trade in highly liquid markets. Accordingly, we have no quantitative information concerning the market risks and believe that the risk is minimal. We currently do not hedge either foreign exchange or interest rate exposures, but do not believe that an increase in interest rates would have a material effect on the value of our cash equivalents, marketable securities or the convertible notes.

At December 31, 2006, we had $27.6 million in cash and cash equivalents and $137.9 million in marketable securities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of WorldSpace, Inc., including consolidated balance sheets as of December 31, 2006 and 2005, and consolidated statements of operations, consolidated statements of stockholders' equity and consolidated statements of cash flows for each of the three-years in the period ended December 31, 2006 and notes to the consolidated financial statements, together with a report thereon of Grant Thornton LLP, dated April 16, 2007, are attached hereto as pages F-1 through F-31.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Control

During the fiscal year ended December 31, 2006, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not Applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to our directors required to be included pursuant to this Item 10 is included under the caption "Item 1. Election of Directors" in the Proxy Statement relating to the 2007 Annual Meeting of Stockholders (the 2007 Proxy Statement) to be filed with the Securities and Exchange Commission pursuant to Rule 14a-6 under the Exchange Act of 1934, and is incorporated in this Item 10 by reference. The information with respect to the our executive officers required to be included pursuant to this Item 10 is included under the caption "Executive Officers of the Company" in Part I of this Annual Report on Form 10-K and is incorporated in this Item 10 by reference.

The information with respect to the audit committee of our Board of Directors required to be included pursuant to this Item 10 is included under the caption "Committees of the Board of Directors" in the 2007 Proxy Statement and is incorporated in this Item 10 by reference.

Since the date of our Proxy Statement for our Annual Meeting held on May 10, 2006, we have not adopted any material changes to the procedures by which our security holders may recommend nominees to our Board of Directors.

The information with respect to Section 16(a) reporting compliance required to be included in this Item 10 is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2007 Proxy Statement and is incorporated in this Item 10 by reference.

We have adopted a code of ethics that applies to our chief executive officer and senior financial officers. A copy of this code of ethics can be found on our website at www.worldspace.com. In the event of any amendment to, or waiver from, the code of ethics, we will publicly disclose the amendment or waiver by posting the information on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information with respect to the executive compensation required to be included pursuant to this Item 11 is included under the caption "Executive Compensation" in the 2007 Proxy Statement and is incorporated in this Item 11 by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information with respect to security ownership of certain beneficial owners and management required to be included pursuant to this Item 12 is included under the caption "Directors', Executive Officers' and Principal Stockholders' Stock Ownership" in the 2007 Proxy Statement and is incorporated in this Item 12 by reference.

The information with respect to securities authorized for issuance under our equity compensation plans required to be included pursuant to this Item 12 is included under the captain "Securities Authorized for Issuance under Equity Compensation Plans" in our 2007 Proxy Statement and is incorporated in this Item 12 by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information with respect to any reportable transaction, business relationship or indebtedness between WorldSpace and the beneficial owners of more than 5% of our Class A Common Stock, our directors or nominees for director, our executive officers or the members of the immediate families of such individuals that are required to be included pursuant to this Item 13 is included in the 2007 Proxy Statement under the caption "Certain Relationships and Related Party Transactions" and "Procedures for Approval of Related Party Transactions" and is incorporated in this Item 13 by reference.

The information with respect to the independence of directors required to be included pursuant to this Item 13 is included in the 2007 Proxy Statement under the Captions "Board of Directors", "Committees of the Board of Directors", "Board Independence Policy" and "Item 1 Election of Directors" and is incorporated in this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information with respect to fees paid and services rendered to our independent registered public accounting firm required to be included pursuant to this Item 13 is included under caption "Auditors' Fees and Services" in the 2007 Proxy Statement and is incorporated in this Item 14 by reference.

The information with respect to audit committee pre-approval policies and procedures required to be included pursuant to this Item 14 is included under the caption "Policy for Approval of Audit and Permitted Non-audit Services" in the 2007 Proxy Statement and is incorporated in this Item 14 by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The following Consolidated Financial Statements of WorldSpace, Inc. and report of independent registered public accounting firm are included in Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Shareholders' Deficit and Comprehensive Loss for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

(a)(2) The following consolidated financial statement schedule is filed as part of this report:

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the SEC have been included in our Consolidated Financial Statements or the notes thereto, are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a)(3) The following exhibits are either provided with this Form 10-K or are incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated December 28, 2004, between WorldSpace, Inc., a Maryland corporation, and the Company (filed as Exhibit 2.1 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
3.1(a)	Certificate of Incorporation of the Company (filed as Exhibit 3.1(a) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
3.1(b)	Certificate of Amendment to the Certificate of Incorporation of the Company (filed as Exhibit 3.1(b) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
3.1(c)	Certificate of Amendment to the Certificate of Incorporation of the Company (filed as Exhibit 3.1(c) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
3.2	By-Laws of the Company (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
4.1	Securities Purchase Agreement dated December 30, 2004 among the Company, WorldSpace, Inc., a Maryland corporation, Highbridge International LLC, Amphora Limited, OZ Master Fund, Ltd., AG Offshore Convertibles, Ltd., AG Domestic Convertibles, L.P., Citadel Equity Fund Ltd., and Citadel Credit Trading Ltd (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
4.2	Registration Rights Agreement dated December 30, 2004 among the Company, Highbridge International LLC, Amphora Limited, OZ Master Fund, Ltd., AG Offshore Convertibles, Ltd., AG Domestic Convertibles, L.P., Citadel Equity Fund Ltd., and Citadel Credit Trading Ltd. (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)

Exhibit No.	Description
4.3	Form of Notes issued under the Securities Purchase Agreement (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
4.4	Agreement dated April 13, 2007 among the Company, Highbridge International LLC, OZ Master Fund, Ltd., AG Offshore Convertibles, Ltd., Citadel Equity Fund Ltd. (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on April 16, 2007, SEC File No. 000-51466, and incorporated by reference)
4.5	Registration Rights Agreement dated July 18, 2005 between the Company and XM Satellite Radio Holdings Inc. (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
4.6	Registration Rights Agreement, dated September 12, 2005, between the Company and Alcatel Alenia Space France SAS (filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on September 30, 2005, SEC File No. 000-51466, and incorporated by reference)
10.1	Exchange Agreement dated December 29, 2004 among the Company, WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and Yenura Pte. Ltd. (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.2	Conversion Agreement dated as of August 29, 2006 between WorldSpace, Inc. and Yenura Pte. Ltd. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2006, SEC File No. 333-51466, and incorporated by reference)
10.3	Loan Restructuring Agreement dated September 30, 2003 among Stonehouse Capital Ltd., WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and WorldSpace Satellite Company Ltd., as amended by the First Amendment to the Loan Restructuring Agreement and Royalty Agreement dated September 28, 2004 among the same parties and the Second Amendment to the Loan Restructuring Agreement and Royalty Agreement dated December 30, 2004 among the same parties as well as the Company (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)**
10.4(a)	Royalty Agreement dated as of September 30, 2003 among Stonehouse Capital Ltd., WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and WorldSpace Satellite Company Ltd., as amended by the First Amendment to the Loan Restructuring Agreement and Royalty Agreement dated September 28, 2004 among the same parties, the Second Amendment to the Loan Restructuring Agreement and Royalty Agreement dated as of December 30, 2004 among the same parties as well as the Company and the Third Amendment to Royalty Agreement dated as of June 29, 2005 among Stonehouse Capital, Ltd., the Company and WorldSpace Satellite Company, Ltd. (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference) **
10.4(b)	Fourth Amendment, dated as of February 28, 2006, to the Royalty Agreement dated as of September 30, 2003 among Stonehouse Capital Ltd., WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and WorldSpace Satellite Company Ltd. (filed as Exhibit 10.3(b) to the Company's Annual Report on Form 10-K filed on March 31, 2006, SEC File No. 000-51466, and incorporated by reference)
10.5(a)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Benno A. Ammann and the Company (filed as Exhibit 10.4(a) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.5(b)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Ronald V. Mangravite and the Company (filed as Exhibit 10.4(b) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)

Exhibit No.	Description
10.5(c)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Wondwossen Mesfin and the Company (filed as Exhibit 10.4(c) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.5(d)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Mr. Scott A. Katzmann and the Company (filed as Exhibit 10.4(d) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.5(e)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Ms. Donna Lozito and the Company (filed as Exhibit 10.4(e) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.5(f)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Lindsay A. Rosenwald, M.D. and the Company (filed as Exhibit 10.4(f) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.5(g)	Warrant Agreement, dated as of May 15, 2003, between Consultant and the Company (filed as Exhibit 10.4(g) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.5(h)	WorldSpace, Inc. Common Stock Purchase Warrant dated as of July 18, 2005 issued to XM Satellite Radio Holdings Inc. Company (filed as Exhibit 10.4(h) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.6	Memorandum of Agreement on Settlement dated as of February 25, 2005 among WorldSpace, Inc., WorldSpace Satellite Company Ltd. and Alcatel Space*
10.7	Strategic Cooperation Agreement Between Analog Devices, Inc. and WorldSpace, Inc. for the Development and Marketing of WorldSpace-Ready Analog DSP Platforms dated November 5, 2003 (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.8(a)	Standard Production, Marketing and License Agreement for China WorldSpace PC Card and China WorldSpace Receiver dated August 18, 2001 between WorldSpace International Network Inc. and Xi'an Tongshi Technology Limited Cooperation (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.8(b)	Agreement dated July 20, 2005 between Xi'an Tongshi Technology Limited and WorldSpace, Inc. (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.8(c)	Cooperation Agreement dated April 4, 2006 between WorldSpace Corporation and Xi'an Tongshi Technology Limited (filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on April 10, 2006, SEC File No. 000-51466, and incorporated by reference)
10.8(d)	Agreement, dated December 21, 2005, between the registrant and Xi'an Tongshi Technology Limited (filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on December 23, 2005, SEC File No. 000-51466, and incorporated by reference)
10.9	Supply Agreement and Standard WorldSpace Receiver Development, Production, Marketing and License Agreement, both dated December 1, 2000 between BPL Limited and WorldSpace International Network Inc. (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.10(a)	Cooperation Agreement on Technical and Commercial Trial Operation of WorldSpace L-Band Satellite Multimedia Services between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000 (filed as Exhibit 10.9(a) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)

Exhibit No.	Description
10.10(b)	Memorandum of Understanding Regarding Cooperation Project between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000 (filed as Exhibit 10.9(b) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.10(c)	Agency Agreement between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000 (filed as Exhibit 10.9(c) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.10(d)	Supplementary Agreement to Agreements and Other Documents Regarding Cooperation Between China Telecommunications Broadcast Satellite Corporation, Beijing, China and WorldSpace Corporation dated April 3, 2001 (filed as Exhibit 10.9(d) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.10(e)	Agreement between China Satellite Communications Corp. and WorldSpace Corporation dated February 22, 2005 (filed as Exhibit 10.9(e) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.10(f)	Agreement between China Satellite Communications Corp. and WorldSpace, Inc. dated July 18, 2005 (filed as Exhibit 10.9(f) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.10(g)	Cooperation Agreement, dated December 20, 2005, between the Company and China Satellite Communications Corporation (filed as Exhibit 1.1 to Form 8-K of the Company filed December 27, 2005, SEC File No. 000-51466, and incorporated by reference)
10.11(a)	Executive Employment Agreement between WorldSpace, Inc. and Noah A. Samara entered into as of June 1, 2005 (filed as Exhibit 10.10(a) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.11(b)	Executive Employment Agreement between WorldSpace, Inc. and Andenet Ras-Work entered into as of June 1, 2005 (filed as Exhibit 10.10(b) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.11(c)	Executive Employment Agreement between WorldSpace, Inc. and Sridhar Ganesan entered into as of June 1, 2005 (filed as Exhibit 10.10(c) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.11(d)	Executive Employment Agreement between WorldSpace, Inc. and Donald J. Frickel entered into as of June 1, 2005 (filed as Exhibit 10.10(d) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.11(e)	Executive Employment Agreement between WorldSpace, Inc. and Gregory B. Armstrong effective as of May 12, 2006 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 14, 2006, SEC File No. 333-51466, and incorporated by reference)
10.11(f)	Executive Employment Agreement between WorldSpace, Inc. and Alexander P. Brown effective as of May 12, 2006 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 14, 2006, SEC File No. 333-51466, and incorporated by reference)
10.12(a)	WorldSpace 2005 Incentive Award Plan (filed as Exhibit 10.11(a) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.12(b)	WorldSpace 2005 Incentive Award Plan Form of Stock Option Agreement (filed as Exhibit 10.11(b) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)

Exhibit No.	Description
10.12(c)	WorldSpace 2005 Incentive Award Plan Form of Restricted Stock Agreement (filed as Exhibit 10.11(c) to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.12(d)	WorldSpace 2005 Incentive Award Plan Form of Stock Appreciation Right Agreement*
10.13	Stockholders Agreement, executed as of July 18, 2005 between WorldSpace, Inc., XM Satellite Radio Holdings Inc., Noah A Samara, TelUS Communication and Yenura Ptd. Ltd (filed as Exhibit 10.12 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.14	Satellite Radio Cooperation Agreement dated as of July 18, 2005 between WorldSpace, Inc., XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1, SEC File No. 333-124044, and incorporated by reference)
10.15	Underwriting Agreement, dated August 3, 2005, among the Company, Noah A. Samara, as selling stockholder, and UBS Securities LLC, as representative of the underwriters named in Schedule A thereto (filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on August 9, 2005, SEC File No. 000-51466, and incorporated by reference)
21.1	List of Subsidiaries of the Company*
23.1	Consent of Grant Thornton LLP*
31.1	Certification of the Chief Executive Officer of WorldSpace, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended*
31.2	Certification of the Chief Financial Officer of WorldSpace, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended*
32.1	Certification of the Chief Executive Officer of WorldSpace, Inc. pursuant to Section 906 of Sarbanes-Oxley Act of 2002*
32.2	Certification of the Chief Financial Officer of WorldSpace, Inc. pursuant to Section 906 of Sarbanes-Oxley Act of 2002*

* Filed herewith

** Confidential treatment

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 17, 2007.

WORLDSPACE, INC.

By: /s/ Noah A. Samara

Noah A. Samara
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 17, 2007.

Signature	Title
/s/ Noah A. Samara **Noah A. Samara**	Chairman of the Board, Chief Executive Officer and President (Chief Executive Officer)
/s/ Sridhar Ganesan **Sridhar Ganesan**	Executive Vice President—Chief Financial Officer (Chief Financial Officer)
/s/ Vincent Loiacono **Vincent Loiacono**	Senior Vice President (Chief Accounting Officer)
/s/ Kassahun Kebede **Kassahun Kebede**	Director
/s/ Jack F. Kemp **Jack F. Kemp**	Director
/s/ James R. Laramie **James R. Laramie**	Director
/s/ Charles McC. Mathias **Charles McC. Mathias**	Director
/s/ Michael Nobel **Michael Nobel**	Director
/s/ William Schneider, Jr. **William Schneider, Jr.**	Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

Index to consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of WorldSpace, Inc.

We have audited the accompanying consolidated balance sheets of WorldSpace, Inc., (the Company) (a Delaware corporation) as of December 31, 2006 and 2005, and the related consolidated statements of operations, consolidated statements of changes in stockholders' deficit and comprehensive loss, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the Consolidated Financial Statements, the Company adopted SFAS 123R, "*Shared-Based Payment*", effective January 1, 2006.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

/s/ Grant Thornton LLP

Vienna, Virginia
April 16, 2007

Consolidated Balance Sheets

	December 31,	
	2006	2005
	(in thousands)	
Assets		
Current Assets		
Cash and cash equivalents	$ 27,565	$ 36,925
Marketable securities	137,894	239,048
Accounts receivable, net of $1,302 and $1,475 allowance for doubtful accounts	2,693	3,000
Prepaid expenses	8,693	4,486
Inventory, net	3,936	4,922
Other current assets	2,548	2,370
Total Current Assets	183,329	290,751
Restricted Cash and Investments	5,869	4,588
Property and Equipment, net	17,745	16,811
Satellites and Related Systems, net	345,046	397,463
Deferred Financing Costs, net	12,149	13,667
Deferred Tax Asset	3,599	5,030
Other Assets	908	1,207
Total Assets	$ 568,645	$ 729,517
Liabilities and Shareholders' Deficit		
Current Liabilities		
Accounts payable	$ 16,270	$ 19,631
Accrued expenses	19,669	14,407
Income taxes payable	17,784	20,000
Accrued purchase commitment	18,242	11,954
Accrued interest	1,962	1,953
Deferred tax liability	2,109	1,998
Total Current Liabilities	76,036	69,943
Long-term Debt	155,368	155,000
Deferred Tax Liability	122,227	180,596
Other Liabilities	4,194	2,256
Contingent Royalty Obligation	1,814,175	1,814,175
Total Liabilities	2,172,000	2,221,970
Commitments and Contingencies, see note	—	—
Minority interest	304	—
Shareholders' Deficit		
Preferred Stock, $.01 par value; 25,000,000 shares authorized; no shares issued and outstanding as of December 31, 2006 and 2005	—	—
Class A Common stock, $.01 par value; 200,000,000 shares authorized; 38,305,839 and 19,365,332 shares issued and outstanding as of December 31, 2006 and 2005	383	194
Class B Common stock, $.01 par value; 75,000,000 shares authorized; 0 and 17,426,443 shares issued and outstanding as of December 31, 2006 and 2005	—	174
Additional paid-in capital	716,250	717,718
Deferred compensation	—	(16,621)
Accumulated other comprehensive loss	1,620	(609)
Accumulated deficit	(2,321,912)	(2,193,309)
Total Shareholders' Deficit	(1,603,659)	(1,492,453)
Total Liabilities and Shareholders' Deficit	$ 568,645	$ 729,517

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations

	Years ended December 31,		
	2006	2005	2004
	(in thousands, except share information)		
Revenue			
Subscription revenue	$ 7,294	$ 3,690	$ 1,038
Equipment revenue	3,056	2,822	2,091
Other revenue	5,261	5,148	5,452
Total Revenue	15,611	11,660	8,581
Operating Expenses			
Cost of Services (excludes depreciation shown separately below)			
Satellite and transmission, programming and other	27,556	18,592	20,918
Cost of equipment	16,615	6,725	2,385
Research and development	2,563	1,040	—
Selling and marketing	24,028	18,676	6,526
General and administrative	68,243	67,956	107,936
Depreciation and amortization	58,896	61,636	61,183
Total Operating Expenses	197,901	174,625	198,948
Loss from Operations	(182,290)	(162,965)	(190,367)
Other Income (Expense)			
Gain on extinguishment of debt	—	14,130	—
Interest income	11,331	6,596	431
Interest expense	(9,332)	(9,884)	(119,302)
Other income (expense)	(4,759)	2,600	(877)
Total Other Income (Expense)	(2,760)	13,442	(119,748)
Loss Before Income Taxes	(185,050)	(149,523)	(310,115)
Income Tax Benefit (Provision)	56,447	69,660	(267,272)
Net Loss	$ (128,603)	$ (79,863)	$ (577,387)
Loss per Share—basic and diluted	$ (3.44)	$ (2.77)	$ (99.00)
Weighted Average Number of Shares Outstanding	37,395,558	28,828,958	5,832,612

Stock based compensation included in operating expenses

	2006	2005	2004
Satellite and transmission, programming and other	$ 896	$ 531	$ 8,626
Selling and marketing	643	213	1,599
General and administrative	9,877	24,417	80,098
	$ 11,416	$ 25,161	$ 90,323

See accompanying notes to consolidated financial statements

Consolidated Statements of Changes in Shareholders' Deficit and Comprehensive Loss

Years ended December 31, 2006, 2005 and 2004

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Comprehensive Loss
	Shares	Amount	Shares	Amount						
					(in thousands, except share information)					
Balance, December 31, 2003	5,784,868	58	—	—	81,030	(4,593)	(946)	(1,536,059)	(1,460,510)	
Conversion of common stock	(2,987,500)	(30)	2,987,500	30	—	—	—	—	—	—
Issuance of common stock	—	—	6	—	—	—	—	—	—	—
Debt conversion	—	—	17,426,443	174	255,343	—	—	—	255,517	—
Warrants issued to consultant	—	—	—	—	2,059	—	—	—	2,059	—
Employee stock-based compensation	—	—	—	—	86,815	3,508	—	—	90,323	—
Foreign currency translation adjustment	—	—	—	—	—	—	592	—	592	592
Net loss	—	—	—	—	—	—	—	(577,387)	(577,387)	(577,387)
Comprehensive loss										(576,795)
Balance, December 31, 2004	2,797,368	$ 28	20,413,949	$ 204	$425,247	$ (1,085)	$ (354)	$(2,113,446)	$(1,689,406)	
Conversion of common stock	2,987,506	30	(2,987,506)	(30)	—	—	—	—	—	
IPO proceeds	11,500,000	115	—	—	220,748	—	—	—	220,863	
XM Satellite radio private placement	1,562,500	16	—	—	22,441	—	—	—	22,457	
Debt conversion	333,333	3	—	—	6,997	—	—	—	7,000	
Warrants issued to consultant	—	—	—	—	393	—	—	—	393	
Employee stock-based compensation	—	—	—	—	40,698	(15,536)	—	—	25,162	
Employee stock option exercises	184,625	2	—	—	1,149	—	—	—	1,151	
Investment in subsidiaries	—	—	—	—	45	—	—	—	45	
Foreign currency translation adjustment	—	—	—	—	—	—	(255)	—	(255)	(255)
Net loss	—	—	—	—	—	—	—	(79,863)	(79,863)	(79,863)
Comprehensive loss										(80,118)
Balance, December 31, 2005	19,365,332	$194	17,426,443	$ 174	$717,718	$(16,621)	$ (609)	$(2,193,309)	$(1,492,453)	
Conversion of common stock	17,426,443	174	(17,426,443)	(174)	—	—	—	—	—	
Reversal related to the adoption of SFAS No. 123R	—	—	—	—	(16,621)	16,621	—	—	—	
Employee stock-based compensation	—	—	—	—	11,416	—	—	—	11,416	
Employee stock exercises	919,517	9	—	—	3,632	—	—	—	3,641	
Employee restricted stock vesting	594,547	6	—	—	—	—	—	—	6	
Contributions from minority partners	—	—	—	—	304	—	—	—	304	
IPO costs	—	—	—	—	(199)	—	—	—	(199)	
Foreign currency translation adjustment	—	—	—	—	—	—	2,229	—	2,229	2,229
Net loss	—	—	—	—	—	—	—	(128,603)	(128,603)	(128,603)
Comprehensive loss										(126,374)
Balance, December 31, 2006	38,305,839	$383	—	—	$716,250	—	$1,620	$(2,321,912)	$(1,603,659)	

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

	Years ended December 31, 2006	2005	2004
		(in thousands)	
Cash Flows from Operating Activities			
Net loss	$(128,603)	$ (79,863)	$(577,387)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	58,896	61,636	61,183
Gain on extinguishment debt	—	(14,130)	—
Amortization of deferred financing costs	1,518	1,057	4,034
Amortization of debt discount	(32)	—	26,932
Adjustment to cost basis of satellite & related systems	—	5,750	—
Accrued interest	9	1,557	86,690
Stock-based compensation	11,416	25,161	90,323
Allowance for doubtful accounts receivable	(173)	721	808
Loss on inventory write-off	2,535	863	322
Loss on disposition of assets	2,204	6,286	639
Deferred tax expense (benefit)	(56,447)	(69,708)	247,272
Other	1,995	(415)	(121)
Changes in assets and liabilities:			
Accounts receivable and other assets	(5,319)	(10,040)	3,533
Accounts payable and accrued expenses	1,901	(24,113)	17,841
Income taxes payable	(2,216)	—	20,000
Other liabilities	8,229	(8,333)	(28)
Net Cash Used in Operating Activities	(104,087)	(103,571)	(17,959)
Cash Flows from Investing Activities			
Purchase of property and equipment	(6,811)	(14,365)	(444)
Purchase of satellite and related systems	(2,806)	(2,724)	—
Purchase of marketable securities	(351,758)	(655,843)	—
Sales/maturities of marketable securities	452,912	416,795	—
Net Cash Provided by (Used in) Investing Activities	91,537	(256,137)	(444)
Cash Flows from Financing Activities			
Proceeds from the issuance of convertible debt, net of issuance costs	—	—	142,335
Proceeds from short-term borrowings and notes payable	400	—	26,525
Proceeds from stock option exercises	3,646	—	—
Contributions from minority partners	304	—	—
Proceeds from the sale of common stock	—	268,090	—
Costs incurred for the sale of common stock	(199)	(23,180)	—
Decrease (increase) in restricted cash, net	(1,281)	(2,813)	2,044
Net Cash Provided by Financing Activities	2,870	242,097	170,904
Net Increase (Decrease) in Cash and Cash Equivalents	(9,680)	(117,611)	152,501
Net Effect of Foreign Exchange Rates on Cash and Cash Equivalents	320	174	121
Cash and Cash Equivalents, beginning of year	36,925	154,362	1,740
Cash and Cash Equivalents, end of year	$ 27,565	$ 36,925	$ 154,362
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$ 7,750	$ 5,884	$ —
Cash paid for income taxes	$ 2,800	$ —	$ —

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—ORGANIZATION AND LIQUIDITY

WorldSpace, Inc. (WSI) was organized on July 29, 1990, and incorporated in the State of Maryland on November 5, 1990. WorldSpace, Inc. and Subsidiaries (the Company) is engaged in the design, development, construction, deployment and financing of a satellite-based radio and data broadcasting service, which serve areas of the world where traditional broadcast media or internet services are limited. The Company, which operates in 10 countries, has one satellite in orbit over Africa (accepted for service in 1999) and another over Asia (accepted for service in 2000). The Company has a completed third satellite currently in storage at EADS Astrium's facilities in France. This satellite can be used to replace either of the Company's two operational satellites or modified and launched to provide DARS in Western Europe.

During March 2004, the Company began generating sales in India related to its satellite-based radio and data broadcasting service and exited the development stage, as defined by Statement of Financial Accounting Standards (SFAS) No. 7, *Accounting and Reporting by Development Stage Enterprises.*

In December 2004, WorldSpace International Network, Inc. (WIN), a wholly owned subsidiary of the Company, was merged into WSI. Immediately following the merger, WSI was merged into a newly created company of the same name incorporated in the State of Delaware.

Adequate liquidity and capital are critical to the Company's ability to continue as a going concern. As shown in the accompanying financial statements, the Company incurred a substantial net loss of $129 million and $80 million for the fiscal year ended 2006 and 2005, respectively and had an accumulated deficit as of December 31, 2006 and 2005 of $2,322 million and $2,193 million, respectively. The Company's continued existence is dependent upon the Company's ability to successfully introduce and market its satellite-based radio and data broadcasting services. The cash and marketable securities on hand at December 31, 2006 and 2005 were $165 million and $276 million, respectively. The cash as of December 31, 2006 consisted mainly of proceeds from the issuance of the common stock through the IPO. The cash as of December 31, 2005 consisted mainly of proceeds from the issuance of the common stock through an IPO and a private placement. These proceeds, net of transaction expenses, will be used to fund marketing, subscriber management, content development, capital expenditures (including the roll-out of terrestrial repeater networks), working capital needs to support the growth of its subscriber base in India and provide developmental funding in Western Europe, China and other additional markets. The Company believes that its existing capital resources will be adequate to fund projected operations through at least December 31, 2007 based on projections of subscriber growth, other revenue and planned spending levels. In April 2007, the Company entered into an restructuring agreement with the holders of 5% $155 million Convertible Notes. The agreement calls for certain cash payments, senior secured notes, amended convertible notes and warrants at different maturity dates. (Refer to Note N—Subsequent Events, Convertible Notes Restructuring). The Company is subject to certain business risks associated with operating a satellite-based broadcasting company including, but not limited to, in-orbit failures, regulatory compliance, and additional challenges such as developing successful satellite receiver and subscription sales programs adequate to fund operations, developing program content acceptable to and desired by its target audiences and assuring the availability of appropriate levels of satellite radio receivers. There can be no assurances as to when, or if, the Company will be successful in meeting these challenges, some of which are not under its control.

Note B—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of WorldSpace, Inc. and its majority and wholly-owned controlled subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. The equity method of accounting is used to account for investments in enterprises over which the Company has significant influence, but of which it has less than 50 percent ownership. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements which conform to accounting principles generally accepted in the United States of America requires that management make estimates and assumptions relating to the amounts of assets and liabilities reported and the contingent assets and liabilities disclosed as of the date of the financial statements. Estimates and assumptions must also be made concerning the amounts of revenues and expenses reported in the financial statements. Actual results may differ from management's estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year consolidated financial statement presentation.

Revenue Recognition

Revenue from the Company's principal activities, subscription audio services and capacity leasing, is recognized as the services are provided. Revenue from subscribers, which is generally billed in advance, consists of fixed charges for service, which are recognized as the service is provided, and non-refundable activation fees are recognized ratably over the estimated term of the subscriber relationship. Direct activation costs are expensed as incurred. Advertising revenue is recognized in the period in which the spot announcement is broadcast. Revenue from the sale of satellite radio receivers is recognized when the product is shipped. Promotions and Discounts are treated as an offset to revenue during the period of promotion. Sales incentives, consisting of discounts to subscribers, offset earned revenue. The Company's current policy is not to accept product returns, but if in the future, the Company were to accept product returns that are not covered under the manufacturers warranty, a sales return allowance will be established based on the guidance provided under Statement of Financial Accounting Standards (SFAS) No. 48. "*Revenue Recognition When a Right of Return Exists*" and Staff Accounting Bulletin, Topic 13A-4b.

Accounts Receivable

The Company records accounts receivable at the invoiced amount. The Company provides for an allowance for doubtful accounts equal to the estimated uncollectible receivables. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. The Company has recorded an allowance for doubtful accounts of $1,302,000 and $1,475,000 at December 31, 2006 and 2005, respectively.

Foreign Currency Translation

Assets and liabilities were translated into U.S. dollars at the exchange rates in effect as of the respective balance sheet dates. Revenues and expenses were translated into U.S. dollars at the average exchange rates in effect during the periods reported. Translation adjustments have been reported as a component of accumulated other comprehensive loss in the accompanying consolidated statements of changes in shareholders' deficit and comprehensive loss. All transaction gains or losses due to foreign exchange rate differences have been charged to income.

Comprehensive Income and Loss

In accordance with the requirements of SFAS No. 130, *Reporting Comprehensive Income*, the Company reports the net effects of foreign currency translation adjustments as comprehensive income or loss, and reflects the accumulated balance as a component of shareholders' deficit in the accompanying consolidated financial statements.

Marketable Securities

The Company accounts for marketable securities in accordance with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company has determined that all of its investments are marketable securities to be classified as "Held-to-Maturity". Held-to-Maturity securities are recorded at amortized cost. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in the "Interest income" line item on the accompanying consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as held-to-maturity are included in the "Interest income" line item on the consolidated statements of operations.

We invest in highly-liquid, short-term marketable securities. As of December 31, 2006 the weighted average maturity of the marketable securities portfolio was 29 days. The unrealized loss on the marketable securities was approximately $68,000.

The following table illustrates our holdings of marketable securities as of December 31, 2006 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
Commercial paper	$ 82,544	$—	$ (68)	$ 82,476
States of the United States and Political Sub-divisions of the states (States and Counties)	55,350	—	—	55,350
Marketable securities	$137,894	$—	$ (68)	$137,826

The following table illustrates our holdings of marketable securities as of December 31, 2005 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
Corporate bonds and notes	$ 79,748	$—	$ (47)	$ 79,701
States of the United States and Political Sub-divisions of the states (States and Counties)	159,300	—	—	159,300
Marketable securities	$239,048	$—	$ (47)	$239,001

Fair Value of Financial Instruments

The financial instruments included in the accompanying consolidated balance sheets consist of cash and cash equivalents, short-term investments, marketable securities, restricted cash and investments, accounts receivable, accounts payable, short- and long-term debt, dividends payable, and royalty obligation. The recorded values of cash and cash equivalents, short-term investments, marketable securities, restricted cash and investments, accounts receivable, accounts payable, dividends payable, and short-term debt approximate their fair values based on their short-term nature. Management is unable to estimate the fair value of convertible notes and royalty obligation due to the unique features of these arrangements (see Note C—Debt).

Cash and Cash Equivalents

All liquid investments, defined as having initial maturities of three months or less, have been classified as cash equivalents. Cash equivalents, as of December 31, 2006 and 2005, consisted primarily of demand deposits and money market instruments. Cash balances in individual banks exceed insurable amounts.

Restricted Cash and Investments

Cash and investments that are deposited with a lessor or committed to support letters-of-credit issued pursuant to lease agreements have been classified as restricted cash and investments in the accompanying consolidated balance sheets.

Inventories

Inventories are stated at the lower of cost or market value using the first in, first out (FIFO) method of accounting. Inventories primarily consist of satellite radio receivers manufactured to the Company's specifications by independent third parties. Provisions in the amount of $3,518,000 and $983,000 have been recognized at December 31, 2006 and 2005, respectively, to reduce excess or obsolete inventories to their estimated net realizable value. The Company periodically evaluates inventory levels on hand as to potential obsolescence based on current and future selling prices.

Pre-Production Design and Development Costs

The Company has entered into agreements to reimburse vendors for certain costs related to pre-production design and development of new receiver models. The Company treated these costs as fixed in nature and will subsequently be amortized as cost of equipment over the units specified in the production agreement. The Company follows the guidance provided under Emerging Issues Task Force ("EITF") Issue No. 99-5, "*Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements*" for recognizing and amortizing such costs. Costs in the amount of $2,111,000 and $361,000 have been recognized in the accompanying balance sheets as of December 31, 2006 and 2005, respectively.

Property and Equipment

Property and equipment consisted of the following (*in thousands*):

	December 31,	
	2006	2005
Computers and equipment	$ 20,879	$ 17,598
Furniture and fixtures	2,796	3,215
Leasehold improvements	18,869	18,724
	42,544	39,537
Less: accumulated depreciation and amortization	(24,799)	(22,726)
	$ 17,745	$ 16,811

Property and equipment is stated at cost, net of accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Furniture, fixtures, equipment and other	2-7 Years
Broadcast studio equipment	3-8 Years
Leasehold improvements	Lesser of lease term or estimated life.
Computers and Equipment	5 Years
Computer Software	5-10 Years

The Company applied the guidance provided under Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company capitalized the costs during the "application development stage" related to the Company-wide implementation of an "Enterprise Resource

Planning" application after the Company authorized the funding for such purpose. The capitalized costs include external direct costs of materials and services incurred during the implementation. For the period ended December 31, 2006 and 2005, the costs associated with this implementation were approximately $3.3 million and $1.1 million, respectively, and are included in "Computers and equipment".

Satellites and Related Systems

Satellites and related systems consisted of the following (*in thousands*):

	December 31,	
	2006	2005
Satellites	$ 603,568	$ 603,568
Ground segment	81,567	81,472
Satellites and related systems under construction	52,990	50,301
	738,125	735,341
Less: accumulated depreciation and amortization	(393,079)	(337,878)
	$ 345,046	$ 397,463

Expenditures relating to the development and construction of satellites and related systems consist of satellite design, manufacture, launch, launch insurance, and ground system design and construction. Interest costs related to financing satellites and related systems under construction are capitalized and included in the costs of construction. There was no interest capitalized during the twelve month periods ended December 31, 2006 and 2005. Estimated lives of satellites and related systems are as follows:

Satellite telemetry, tracking and control facilities	3-15 Years
Terrestrial repeater network	5-15 Years
Satellite system	10 Years

The AfriStar satellite was launched in October 1998 and accepted in April 1999. The AsiaStar satellite was launched in March 2000 and accepted in July 2000. A third satellite was delivered on the ground and accepted in January 2001. This third satellite, which can be used to replace either of the Company's two operational satellites, may also be modified and launched to provide DARS in Western Europe. Title for the third satellite passed to the Company in March, 2005 and construction costs totaling approximately $132 million including capitalized interest were reclassified from satellites and related systems under construction to satellites. The third satellite has not yet been placed in service. A fourth satellite, for which the long lead parts have been procured and partially assembled, is currently maintained in storage at the manufacturer's facility in Toulouse, France and Stevenage, United Kingdom.

As required by Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets,* the Company reviews the carrying values of its long-lived assets for impairment whenever current events or changes in circumstances indicate that the carrying values of its long-lived assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recorded any impairment charge due to its forecasted cash flows, which are sufficient to recover the system assets. However, should the Company reduce or fail to meet its forecasted cash flows, or reduce the estimated useful lives of the satellites, it may be required to record an impairment, which may be substantial, at that time.

During 2004, the company recorded a loss related to the disposal of $3.6 million of certain ground system assets. This included $3.0 million for a defective battery for its third satellite and $0.6 million for excess and obsolete spare parts. During 2005, the Company recorded a $3.0 million loss for a defective battery for its fourth satellite. The write-off is included in depreciation expense in the accompanying consolidated statement of operations as of December 31, 2005 and 2004. In the first quarter of 2003, the Company filed a notice of loss relating to a progressive degradation problem with the solar array output power of its AfriStar satellite which Management withdrew in April 2005. The amount of the claim was $6,527,800. The aggregate sum insured at that time in the event of the total or constructive total loss of the satellite was $200 million. Based upon discussions with the insurance carriers and further evaluation of this matter, management determined it was not in the best interest of the Company to pursue recovery further and withdrew this claim during the first quarter of 2005. The Company has determined that the satellite will continue to function through the end of its estimated useful life; therefore, no adjustment has been made to its useful life. The Company will continue to monitor this situation carefully with the aid of the satellite manufacturer, and may adjust the estimated useful life of this satellite based on future information. Management believes its remaining investment in long lived assets is fully recoverable and no further adjustment for impairment is warranted. However, due to events and circumstances not necessarily under the Company's control, such as changes in technology, regulatory actions, the availability of financing sufficient to enable the execution of management's business plan, and the competitive environment, it is possible that material reductions in the carrying value of long-lived assets may be required in the future.

Deferred Rent Expense

It is the Company's policy to allocate the total cost of leasing space, including rent abatements and fixed or scheduled increases in rent, over the life of the lease on a straight-line basis in accordance with the provisions of SFAS 13, "Accounting for Leases". Differences between rent expense recognized and rent paid are carried in the balance sheet as deferred rent.

Accounts Payable and Accrued Expenses

Our accounts payable and accrued expenses consist of the following (in thousands):

	2006	2005
Accounts payable—trade	$ 3,506	$ 8,675
Accounts payable- Satellite sub-contractor and related	2,000	2,000
Accounts payable- other	10,764	8,956
Accrued payroll related costs	5,469	3,812
Deferred subscription revenue	3,255	1,711
Other current liabilities	4,172	4,300
Accrued expenses—other	6,773	4,584
Total accounts payable and accrued expenses	$35,939	$34,038

Deferred Financing Costs

Costs incurred in raising debt are deferred and amortized as interest expense over the term of the related debt. Unamortized deferred financing costs associated with the restructured debt were reclassified as a reduction of the carrying value of the restructured debt as described in Note C—Debt. The Company recorded $15.2 million in deferred financing costs associated with the convertible note financing on the accompanying balance sheet at December 31, 2006 and 2005. Amortization of deferred financing costs was $1.5 million, $1.1 million and $4.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Accumulated amortization of deferred financing costs was $3.0 million and $1.5 million at December 31, 2006 and 2005, respectively.

Stock-based Compensation

In accordance with SFAS No. 123 (Revised 2004), *Share Based Payment* ("SFAS No. 123R") and the Securities and Exchange Commission's rule amending the compliance dates of SFAS No. 123R, the Company began to recognize compensation expense for equity-based compensation using the fair value method in 2006 using the "Modified Prospective Method". This method allows the Company to apply the fair value provisions of SFAS No. 123R only on the future share-based payment arrangements and unvested portion of prior awards at the adoption date.

The Modified Prospective Method allows the Company to account for the stock-based awards issued prior to the adoption of fair value provisions under SFAS No. 123R using the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and the disclosure provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123.*

For the yearly periods ended December 31, 2005 and 2004, the Company had a stock-based employee compensation plan. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. The Company adopted the disclosure provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123.* A pro-forma disclosure for outstanding awards accounted for under the intrinsic value method of Opinion 25 method during 2005 and 2004 is not disclosed since the Company used minimum value method to account for stock based awards in fiscal years 2004 and 2005 and the Company's common stock was not publicly traded until 2005.

Additionally, the Company issued 187,500 warrants to a consultant during 2003 in exchange for investment banking services received. The warrants have an exercise price of $1.60 per share and a warrant life of 10 years. Following the successful completion of the Company's December 31, 2004 convertible note financing, 156,250 of the warrants vested and became exercisable. The remaining 31,250 warrants vested and became exercisable following the SEC declared effectiveness of the Company's initial public offering on August 3, 2005. The fair value of the warrants on December 31, 2005, as determined by the Black-Scholes option pricing model, was $2.5 million and is recorded in deferred financing costs in the accompanying balance sheets, as these costs were direct and incremental to the financing.

At December 31, 2006, the Company has a stock-based employee compensation plan which is described below. The compensation cost charged against income under the plan was $11.4 million and $25.2 million for the fiscal years ending December 31, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $0 for the fiscal years ending December 31, 2006 and 2005.

2005 Incentive Award Plan

On July 7, 2005, the Company's shareholders approved the 2005 Incentive Award Plan ('The Plan'). The Plan provides for the grant of up to 5,625,000 shares of our Class A Common Stock for stock based awards to employees, consultants and directors of the Company and its subsidiaries and affiliates. The Company granted employees restricted stock awards and stock options under this plan. The stock award program offers employees the opportunity to earn shares of our stock over time, rather than options that give employees the right to buy stock at a pre-determined price. Option awards are generally granted with an exercise price of the Company's stock at the date of grant; those option awards generally vest based on 3 years of continuous service and have 10-year contractual terms.

The fair value of each option award is estimated on the date of grant using Black-Scholes option pricing model (closed model) that uses the assumptions noted in the following table. Because closed models incorporate assumptions for inputs, those inputs are disclosed. Expected volatilities are based on historical volatility of the stock price of similar entities, for a period not less than the required service period, since the Company does not have a historical volatility equal to the required service period. The Company uses historical data to estimate option exercise and employee termination within the valuation model based on the employee's career level, historical exercise behavior and other factors for valuation purposes. The expected term of options and other awards granted is derived from the guidance provided under Staff Accounting Bulletin No. 107 ("SAB 107"), *"Share Based Payment"*, and represents the period of time that stock based awards are expected to be outstanding. The risk-free rate for periods within the contractual life of the awards is based on the U.S. Treasury yield curve in effect at the time of grant.

	2006
Expected volatility	86% – 100%
Weighted-average volatility	96%
Expected dividends	0%
Risk-free rate	4.3%
Expected term	6.0 years

Summary of option activity:

Summary of the status of the Company's stock option awards and units as of January 1, 2006 and changes during the fiscal year ending December 31, 2006 is presented below:

	Number of options	Weighted average exercise price	Weighted average contractual life remaining	Aggregate intrinsic value
Non-qualified stock options:				
Outstanding as of January 1, 2006	17,559,152	$6.25	4.60 Years	$145,208,581
Granted	1,206,028	$6.28	7.54 Years	—
Exercised	(919,517)	$3.95	1.13 Years	$ 2,273,653
Forfeited/expired	(601,832)	$5.55	2.05 Years	$ 110,494
Outstanding at December 31, 2006	17,243,831	$5.86	3.83 Years	$ 2,519,516
Exercisable at December 31, 2006	16,273,733	$6.44	3.50 Years	$ 2,519,516

The weighted-average grant-date fair value of options granted during the fiscal year ending December 31, 2006 was $4.29. The total grant-date fair value of all stock based awards issued during the fiscal year ending December 31, 2006 was $8.1 million of which $5.2 million was related to the stock option awards.

Cash received from the exercise of stock options under all share-based payment arrangements for the fiscal year ending December 31, 2006 and 2005 was $3.6 million and $0, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based arrangements totaled $0, for fiscal year ending December 31, 2006.

Summary of the status of the Company's nonvested restricted share awards and units as of January 1, 2006 and changes during the fiscal year ending December 31, 2006 is presented below:

	Shares	Aggregate Grant Date Fair Value	Weighted average grant date fair value
Nonvested restricted shares:			
Nonvested at January 1, 2006	1,842,133	$ 38,666,372	$20.99
Granted	437,597	$ 2,916,723	$ 6.67
Vested	(594,547)	$(12,479,542)	$20.99
Forfeited/Expired	(84,448)	$ (1,772,564)	$20.99
Nonvested at December 31, 2006	1,600,735	$ 27,330,990	$17.07

Summary of the status of the Company's nonvested stock options as of January 1, 2006 and changes during the fiscal year ending December 31, 2006 is presented below:

	Shares	Aggregate Grant Date Fair Value	Weighted average grant date fair value
Nonvested stock options:			
Nonvested at January 1, 2006	44,485	$ 431,109	$9.69
Granted	1,206,028	$5,169,535	$4.29
Vested	(265,493)	$ (661,712)	$2.49
Forfeited	(14,922)	$ (136,568)	$9.15
Nonvested at December 31, 2006	970,098	$4,802,364	$4.95

As of December 31, 2006, there was $10.5 million of total unrecognized compensation related to restricted stock awards, units and options granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.0 years.

Warrant issued to XM Satellite Radio

On July 18, 2005, the Company issued to XM Satellite Radio ("XM") 1,562,500 shares of Class A Common Stock for an aggregate purchase price of $25 million. In connection with this transaction, the Company entered into a global satellite radio cooperation agreement on receiver technology, terrestrial repeater technology, OEM and third party distribution relationships, content opportunities and new applications and services. In connection with this transaction, the Company also granted to XM, a performance-based warrant to purchase 1,785,714 shares of Class A Common Stock. Half of the warrant shares will vest upon the Company obtaining an operational chipset developed with substantial support from XM under the cooperation agreement. The remaining warrant shares vest upon the Company's design for deployment of a terrestrial repeater network utilizing and relying on XM software, XM know-how in utilizing the software of others or XM support personnel under the cooperation agreement. This warrant expires on July 17, 2008.

The Company accounted for the warrant under the guidance provided by Emerging Issues Task Force Issue No. 96-18 ("EITF 96-18"), *"Accounting for Equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services"*. The Company used Black-Scholes model for calculating the fair value. The following table illustrates the major assumptions used to calculate the fair value:

	2006
Expected volatility	96%
Weighted-average volatility	96%
Expected dividends	0%
Risk-free rate	5.1%
Expected term	3.2 years

Using the assumptions mentioned in the table above, the Company earlier re-valued the warrant at $1.9 million, which would have been expensed over the term that the performance is expected to be provided, which the Company estimated to be 2.5 years starting January 1, 2006. During the fiscal year ending December 31, 2006, the Company determined that due to technological differences in developing customized chip-set and terrestrial repeater networks, the likelihood of warrants vesting to XM is not probable. As a result, the Company reversed $0.6 million of Research and Development expense recorded earlier in fiscal year 2006.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Advertising

Advertising costs are charged to expense as incurred, and are included in selling and marketing expenses. The Company incurred advertising expense of $17.6 million, $12.6 million and $1.6 million for the years ending December 31, 2006, 2005 and 2004, respectively. These expenses include promotions, advertising, event marketing, creative services, commissions and certain other marketing expenses.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities, the financial reporting amounts at each year-end, and operating loss carryforwards, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Goodwill and Other Intangible Assets—Adoption of SFAS No. 142

SFAS No. 142, *Goodwill and Other Intangible Assets*, which became effective beginning in 2002, provides that goodwill, as well as identifiable intangible assets with indefinite lives, should not be amortized, but instead be reviewed annually (or more frequently if impairment indicators arise) for impairment. Intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. Accordingly, with the adoption of SFAS No. 142 in 2002, the Company discontinued the amortization of goodwill and indefinite-lived intangibles.

Net Loss Per Share

The Company calculates basic and diluted loss per share in accordance with SFAS 128, "*Earnings Per Share.*" Basic loss per share is computed by dividing net loss by the weighted-average number of outstanding shares of common stock. Diluted loss per share is computed by dividing net loss by the weighted-average number of shares adjusted for the potential dilution that could occur if stock options, warrants and other convertible securities were exercised or converted into common stock.

For the years ended December 31, 2006, 2005 and 2004, options, warrants and other convertible securities to purchase 32.6 million, 32.7 million and 29.6 million shares of common stock, respectively, were outstanding, but not included in the computation of diluted earnings per share, because the effect would have been anti-dilutive.

Recent Accounting Pronouncements

In June 2006, the FASB Emerging Issues Task Force issued EITF No. 06-3, *How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)*, which states that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of this Issue. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The consensus would be effective for the first annual or interim reporting period beginning after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company will adopt this Interpretation effective January 1, 2007. Based on the Company's current evaluation of this Issue, the Company does not expect the adoption of EITF No. 06-3 to have a significant impact on its consolidated results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Statement shall be effective as of the beginning of an entity's first fiscal year that begins after December 15, 2006. The Company will adopt this Interpretation effective January 1, 2007. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. These interpretations were issued to address diversity in practice and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in SAB 108 in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error arose and the fact that the errors had previously been considered immaterial. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. There was no material impact on the Company's financial statements due to the adoption of SAB 108.

In September 2006, The Financial Accounting and Standards Board has issued FAS 157, Fair Value Measurements ("SFAS 157"), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about the extent to which companies' measure assets and liabilities at fair value, the information used to measure fair value and the effect that fair-value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. The Company is currently evaluating the impact of SFAS 159 on its results of operations and financial position.

Concentration of Credit Risk

In the years ended December 31, 2006, 2005 and 2004, the Company had revenue from the contractors and sub-contractors of various U.S. Government agencies and divisions of approximately $1.1 million, $1.8 million and $1.7 million, representing, 7.2 percent, 15.4 percent and 19.8 percent of total revenue, respectively.

Long-Term Supplier Agreements

The Company entered into various supply agreements with vendors of satellite radio equipment. These agreements provide for continuous supply of customized satellite radio receivers and equipment to the Company. The Company believes that if, for any unforeseen circumstances, any single supplier halts production of customized satellite radio equipment, a backup arrangement would fulfill the equipment supply needs.

NOTE C—DEBT

Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,	
	2006	2005
Convertible promissory notes	$155,000	$155,000
Discount on convertible promissory notes	(32)	—
Notes payable	400	—
	$155,368	$155,000

Convertible Promissory Notes

On December 31, 2004, the Restructuring Agreements were released from escrow and became effective pursuant to the Company raising $142 million ($155 million, less $13 million in issuance costs) by issuing $155 million of 5 percent convertible promissory notes to several investors.

The convertible promissory notes mature on December 31, 2014, and are convertible into reserved Class A shares of the Company's common stock at the lesser of $13.52 per share or 90 percent of the price of an initial public offering (IPO) common share, subject to certain adjustments as defined in the promissory note agreements. Interest payments are due quarterly beginning on March 31, 2005 or may be added to the principal balance outstanding, at the option of the Company. For the year ended December 31, 2006, a total interest of $9.3 million in interest expense was recorded of which $1.9 million was accrued related to this convertible debt. After three years following the effective date of the issuance of the convertible promissory notes, the investors may require the Company to redeem the unpaid principal and accrued interest.

The Company evaluates the provisions of the Notes periodically to determine whether any provisions would be considered embedded derivatives that would require bifurcation under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Since the shares of common stock underlying the Notes have been registered during the period ending December 31, 2006 they are readily convertible to cash or shares of our Class A Common Stock. The registration with the SEC of the shares of common stock underlying the convertible notes payable satisfied the provisions for net settlement under SFAS No. 133. The Company therefore has determined that our Notes contain an embedded conversion feature which required bifurcation from the notes. The Company has bifurcated the fair value of the embedded derivative from the Notes Payable and included under "Other Liabilities" with an offset recorded as a discount to the notes payable which would be amortized as interest expense over the remaining life of the embedded derivative feature using a straight line method. The fair value of the embedded derivative was valued on December 31, 2006 at $54,000 and would be revalued each reporting period with the change in the fair value recorded as other income or expense in the statement of operations. The Company recorded $23,000 in interest expense related to the discount on notes payable for the fiscal year ended December 31, 2006.

Notes Payable

In June 2006, we received $200,000 from the Montgomery County of the State of Maryland under the Economic Development Fund as a contingent loan. This loan could be converted into a grant if the Company maintains a specified number of employees on a particular maturity date and is in compliance with certain other terms of the agreement. The loan has a 5% annual interest rate. At December 31, 2006, under the terms of the loan, the company was contingently obligated to repay the loan principal together with accrued interest.

In August 2006, we received $200,000 from the Department of Business and Economic Development of the State of Maryland as a contingent loan. This loan could be converted into a grant if the Company maintains a specified number of employees on a particular maturity date and is in compliance with certain other terms of the agreement. The loan has a 3% annual interest rate. At December 31, 2006, under the terms of the loan, the company was contingently obligated to repay the loan principal together with accrued interest.

In April 2007, the Company entered into an restructuring agreement with the holders of 5% $155 million Convertible Notes. The agreement calls for certain cash payments, senior secured notes, amended convertible notes and warrants at different maturity dates. (Refer to Note N—Subsequent Events, Convertible Notes Restructuring).

Contingent Royalty Obligation

On September 30, 2003, the Company concluded definitive agreements (the Restructuring Agreements) with a lender to restructure $1,553 million in notes payable and advances. The executed Restructuring Agreements were placed in escrow until the Company met certain conditions, the principal condition being the raising of $50 million from one or more parties unrelated to the Company's equity and debt holders within one year of the signing of the Restructuring agreements. On September 28, 2004 the Restructuring Agreements were amended to provide the Company until March 31, 2005 to meet the conditions precedent for the restructuring.

Under the Restructuring Agreements, the ongoing obligations of the Company to the lender were set forth in a separate Royalty Arrangement (Royalty Agreement), under which the Company is required to pay the lender 10 percent of earnings before interest, taxes, depreciation, and amortization, if any, for each year through 2015 in exchange for the lender releasing all claims. The Company is subject to certain covenants regarding the disposition of assets, liquidation of the Company, reporting, and distributions or payments to certain of the current shareholders. The Royalty Agreement also requires the Company to have a segregated reserve, to be funded each quarter in any year in which payment under the Royalty Agreement is projected, at the rate of 25 percent of the estimated annual payment. In addition, 80 percent of the annual payment is required to be made within 60 days after year-end, and the remaining portion within 180 days following year-end. Even though management is satisfied that the debt may not be reinstated, in accordance with SFAS No. 15, *Accounting by Debtors and Creditors for Trouble Debt Restructuring,* the debt restructuring is not considered an extinguishment of debt because the future payments under the agreement are indeterminate. Accordingly, the carrying value of the debt and accrued interest of $1,814 million has been reclassified as a contingent royalty obligation on the accompanying balance sheet at December 31, 2006 and 2005. The obligation will be reduced by the future payments made under the Royalty Agreement and will remain on the Company's balance sheet until 2015; the last year payment under the Royalty Agreement is required.

Conversion of Debt to Equity

As of December 31, 2003, the Company had issued convertible promissory notes to Yenura, a related entity controlled by the Chief Executive Officer of the Company, in exchange for $94 million in working capital advances dating back to 2002. During 2004, Yenura made additional advances of $25 million and received additional convertible promissory notes.

In connection with the convertible debt financing and restructuring, the Company converted $256 million in debt, consisting of $119 million of convertible promissory notes issued to Yenura, $7 million of short-term notes and $66 million of convertible promissory notes acquired by Yenura, and accrued interest of $64 million, to 17,426,443 shares of the Company's Class B Common Stock. The Company determined the number of shares to issue based on the conversion price stated in the promissory notes or based upon a negotiated conversion rate. These shares of Class B Common stock were subsequently converted into shares of Class A Common stock on August 24, 2006. (Refer to "Note D—Common Stock").

Line-of-Credit

On October 3, 2002, WorldSpace India Private Limited, a wholly owned subsidiary of the Company, entered into a $1,000,000 line-of-credit to purchase inventory was expired on February 23, 2006 and was closed. The outstanding balance as of December 31, 2006 and 2005 was $0.

In July 2006, Afrispace (Kenya) Ltd., a wholly owned subsidiary of the Company, established a KES (Kenyan Shillings) 26 million (approximately US$ 355,000) line-of-credit to purchase inventory with a bank in Kenya. This line-of-credit is collateralized by funds of a corresponding amount deposited in a call deposit account with the same bank. This line-of-credit was closed in December, 2006. The outstanding balance on this account was $0 as of December 31, 2006 and 2005.

NOTE D—COMMON STOCK

During December 2004, upon incorporation in Delaware the Company's Board of Directors authorized the issuance of Class A and Class B Common Stock. The Company converted 2,987,506 shares of common stock held, directly or indirectly, by the Company's CEO to Class B Common Stock and the remaining 2,797,368 shares of outstanding common stock converted to Class A Common Stock.

On December 31, 2005, Yenura, which is controlled by Mr. Samara, was issued 17,426,443 shares of Class B Common Stock in exchange for the assumption and cancellation of debt as described in Note C—Debt.

On August 24, 2006, the Company received notice from The Nasdaq Stock Market ("NASDAQ") that for the last ten consecutive trading days, the market value of the Company's Class A Common Stock had been below the minimum $50,000,000 requirement for continued inclusion on The Nasdaq Global Market under Marketplace Rule 4450(b)(1)(A). In response to this notification, the Company and Yenura Pte. Ltd. ("Yenura"), the Company's largest stockholder, agreed that Yenura would exchange its equity holdings in the Company consisting of all of the outstanding shares of the Company's Class B Common Stock, par value, $.01 per share, for shares of Class A Common Stock. The exchange was on a share-for-share basis. This transaction resulted in the issuance of an additional 17,426,443 shares of Class A Common Stock which are listed in The Nasdaq Global Market. The Company received a letter from NASDAQ on 08/24/2006 indicating that such required minimum market value has been achieved.

Rights and Privileges of Common Stock

As provided in the Company's certificate of incorporation, holders of shares of Class A are entitled to vote as one class on all corporate matters with the exception of amendments to the Certificate of Incorporation that relate solely to the terms of one or more series of outstanding preferred stock. As of December 31, 2006, no preferred stock was issued or outstanding.

Class A Common Stock

On June 23, 2005, the Company's Board of Directors approved a proposed amendment to the Company's Certificate of Incorporation increasing authorized Class A shares to 200 million on a post-split basis. On July 7, 2005, the proposed amendment received shareholder approval.

Reverse Stock Split

On June 23, 2005, the Company's Board of Directors also approved a proposed amendment to the Company's Certificate of Incorporation, effecting a 1.6 to 1.0 reverse stock split in the Company's outstanding Class A and Class B common stock. On July 7, 2005, the proposed amendment received shareholder approval. As a result of the reverse stock split, all share and per share amounts have been adjusted.

XM Satellite Radio Transaction

On July 18, 2005, the Company issued to XM 1,562,500 shares of Class A common stock for an aggregate purchase price of $25 million. The Company also issued to XM a warrant to purchase an aggregate number of shares of Class A common stock equal to $37.5 million. In connection with the transaction, the Company appointed to its Board of Directors, Gary M. Parsons, the Chairman of XM's Board of Directors. On October 18, 2006, Gary M. Parsons has resigned as a director of the Company. In resigning, Mr. Parsons stated that, in order to focus more of his attention on his primary responsibilities as Chairman of XM Satellite Radio Holdings Inc. ("XM"), he was reducing his outside areas of responsibility. Pursuant to a Stockholders Agreement dated as of July 18, 2005 between the Company and XM, XM has the right, until the Company's 2008 Annual Meeting of Stockholders, to designate a director to serve on the Company's board of directors.

Initial Public Offering

On August 3, 2005, the Company's registration statement for its initial public offering of 11.8 million shares of its Class A Common Stock became effective. The offering closed on August 9, 2005 and the Company and a stockholder sold 11.5 million shares and 0.3 million shares, respectively.

On August 9, 2005, the Company completed its initial public offering of 11,868,400 shares of Class A common stock at an initial public offering price per share of $21.00. Of the 11,868,400 shares of Class A Common Stock offered, the Company sold 11,500,000 shares and a selling stockholder sold 368,400 shares. The Company did not receive any of the proceeds of the sale by the selling stockholder.

The aggregate proceeds of the offering were $249.2 million, of which the aggregate gross proceeds to the Company were approximately $241.5 million. Net proceeds to the Company were approximately $220.8 million.

The Company incurred expenses in connection with the offering of $20.7 million which included direct payments of: (i) $3.6 million in legal, accounting and printing fees; (ii) $16.9 million in underwriters' discounts, fees and commissions payable by the Company and (iii) $0.2 million in miscellaneous expenses. None of the offering expenses were paid to directors, officers, ten percent stockholders or affiliates of the Company.

As of December 31, 2006, the Company held approximately $165 million of the net proceeds from the offering, all of which were invested in short-term marketable securities, money market funds and the Company's operating bank accounts.

NOTE E—RELATED-PARTY TRANSACTIONS

The Company had a short-term note payable of $125,000 and a note receivable of $1.6 million with the Chairman and Chief Executive Officer (CEO) as of December 31, 2003. In December 2004, the Chairman and CEO repaid in its entirety such $1.6 million indebtedness to the Company and, in January 2005, the Company repaid in its entirety such $125,000 note payable to the Chairman and CEO. During the year ended December 31, 2005, the CEO was paid $717,000 for salary that was deferred during 2004 and 2003 due to financial constraints.

The Company entered into a global satellite radio cooperation agreement with XM Satellite Radio ("XM") pursuant to which both parties agreed to cooperate with one another on receiver technology, terrestrial repeater technology, OEM and third party distribution relationships, content opportunities and new applications and technologies. The Company also issued 1,562,500 shares of Class A Common Stock for an aggregate amount of $25 million. In addition, pursuant to a stockholders agreement among Noah Samara, our Chairman, certain entities controlled by Mr. Samara, XM and ourselves, Gary Parsons, the Chairman of the board of directors of XM, was elected to our board of directors and served as a director through October 18, 2006. In connection with this transaction, we also granted to XM a performance-based warrant to purchase 1,785,714 shares of Class A Common Stock. Half of the warrant shares will vest upon our obtaining an operational chipset developed with substantial support from XM under the cooperation agreement. The other half of the warrant shares will vest upon our designing for deployment a terrestrial repeater network utilizing and relying to a substantial extent on XM software, XM know-how in utilizing the software of others or XM support personnel under the cooperation agreement. The warrant will expire on August 8, 2008. During the fiscal year ending December 31, 2006, the Company determined that due to technological differences in developing customized chip-set and terrestrial repeater networks, the likelihood of warrants vesting to XM is not probable and as a result, reversed $0.6 million in R&D expense.

The Company entered into a technology licensing agreement to use certain technology comprised of patents, patent applications, software, databases, know-how and the intellectual property rights. The agreement provides for certain royalty payments after XM achieves certain revenue and subscriber targets. The agreement calls for $800,000 payment upon signing the agreement and 25 quarterly payments of $200,000. The Company recorded revenues related to agreement to an extent of $1.0 million for the year ending December 31, 2006 and $637,000 each for the years ending December 31, 2005 and 2004. The Company was owed $57,000 and $299,000 by XM as of December 31, 2006 and 2005 respectively. The Company also recorded interest income of approximately $394,000, $394,000 and $396,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE F—COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under various non-cancelable operating leases that expire through 2016. The minimum annual rental commitments under non-cancelable leases as of December 31, 2006 (in thousands), are as follows:

2007	$ 3,680
2008	3,249
2009	2,794
2010	2,814
2011	2,750
Thereafter	12,320
Total lease commitments	27,607
Less: Sublease rental income	(2,379)
	$25,228

Rent expense was approximately $4.7 million, $6.3 million and $7.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. As security for two of its lease commitments, the Company issued letters-of-credit in the amount of $4.3 million to the lessors. This cash is held in interest-bearing accounts and has been included in restricted cash and investments in the accompanying consolidated balance sheets.

On November 11, 2004, the Company entered into an amendment to the Washington D.C. Headquarters office lease under which the Company may elect, at its option, to vacate the premises during the first six months of 2005. The Company agreed to forfeit $1.9 million of its security deposit in connection with the lease amendment. This is recorded as general and administrative expense in 2004.

On May 9, 2005, the Company entered into an amendment to the Washington D.C. Headquarters office lease under which the company has extended its lease arrangement through September 30, 2005 with the right to extend it through October 31, 2005.

On May 18, 2005, the Company entered into a lease Agreement (Agreement) to relocate its Washington D.C. Headquarters to Silver Spring, Maryland. The lease term is for eleven years commencing on September 1, 2005. On October 21, 2005, the Company's Silver Spring Headquarters office lease was amended whereby the Company leased an additional 20,130 sq. ft. on the 6th and 7th floors. The Agreements called for a security deposit in the amount of $3,500,000, which is recorded in the accompanying statement of position under "Restricted Cash and Investments".

On July 18, 2006, the Company entered into an agreement with Acorn Media Group, Inc. ("Acorn"), pursuant to which 8,402 sq. foot of excess office space in our Headquarters in Silver Spring, Maryland was subleased. The total minimum lease payments receivable under this agreement is $1.6 million over a period of 60 months. These total minimum lease payments receivable from Acorn are included as "Sublease rental income" in the table presented above.

On December 21, 2006, the Company entered into an agreement with Prologis, pursuant to which 4,507 sq. foot of excess office space in our Headquarters in Silver Spring, Maryland was subleased. The total minimum lease payments receivable under this agreement is $0.8 million over a period of 60 months, starting January 1, 2007. These total minimum lease payments receivable from Prologis are included as "Sublease rental income" in the table presented above.

Litigation, Claims and Income Taxes

The Company is subject to various claims and assessments. In the opinion of management, these matters will not have a material adverse impact on the Company's financial position or results of operations. In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable exposures. Based on annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company's effective tax rate in a given financial statement period may be materially impacted.

The Company entered into an agreement with the Internal Revenue Service in March 2007 to pay the outstanding income taxes payable of approximately $16.0 million on an installment basis. The terms of the agreement require monthly payments of $340,000 beginning April 28, 2007 through August 28, 2007. The remaining outstanding balance of approximately $13.3 million plus any accrued interest would have to be paid by September 30, 2007.

Contribution of Satellite Capacity

The Company has entered into a gifting agreement with First Voice International; a nonprofit Washington, D.C. corporation recognized under the U.S. tax laws as a charitable corporation (First Voice). Under this agreement, the Company gifted to First Voice five percent of the capacity for the AfriStar and AsiaStar satellites for social welfare and human development use. The gifting was for the remaining life of the satellites, subject to five-year reviews by WorldSpace to ensure First Voice's performance in making social welfare contributions in the coverage area of the satellites. Additionally, the Company agreed to provide uplink service to the satellites on a gifted basis for at least the first two years of the gifting agreement's term. The Company values the services provided during 2006, 2005 and 2004 at approximately $3.9 million, $2.7 million, $2.5 million, respectively, which is not recorded in the Company's financial statements. The Company's Chairman and CEO is also the Chairman of First Voice.

Design and Production Agreement

The Company is committed to purchasing 722,445 satellite radio receiver chipsets for approximately $18.2 million as of December 31, 2006. The chipsets have not been purchased as of December 31, 2006. The Company has recorded a liability equal to the excess of the aggregate purchase price over the expected sales price, of $18.2 million and $12.0 million at December 31, 2006, and 2005, respectively, as accrued purchase commitment on the accompanying consolidated balance sheets. This increase in liability of approximately $5.0 million resulted from an additional accrual to reflect the maximum purchase commitment. This resulted in an expense of an equal amount which is included in "Other Expense" in our Consolidated Statements of Operations.

New Systems Implementation

The Company entered into an agreement with a systems integrator to implement a global enterprise resource planning (ERP) application to effectively manage the financial, accounting, materials management and human resources processes as well as a global customer care and billing application to manage sales, customer care, billing and marketing processes. The Company formally completed the implementation during the three months ended September 30, 2006. The total cost of implementing the financial, accounting, inventory, global customer care and billing systems was $3.3 million. The Company also signed an agreement with the vendors of the ERP system which provides for maintenance, upgrades and technical support for 4 years at a total cost of $7.1 million to be paid in equal annual installments.

NOTE G—SATELLITES AND GROUND STATION CONSTRUCTION AGREEMENTS

Contractual Agreements

On January 21, 1995, the Company entered into an in-orbit delivery contract (the IOD Contract) with Alcatel Espace (Alcatel), under which Alcatel was to deliver three in-orbit satellites, one ground spare satellite, ground stations, mission control stations, and related documentation and training. Alcatel was also obligated to provide launch services and launch insurance for the three in-orbit satellites. The risk of loss of each satellite transfers to the Company after the successful first eclipse following launch. For launched satellites, title to each satellite passes to the Company after the satellite has been placed in orbit and the Company has completed an in-orbit acceptance review. In July 1999, the Company decided to delay the construction of the ground spare satellite. As a result, the Company has incurred, and will continue to incur, costs related to storage and resuming construction (if that decision is made). In January 2001, the Company decided to accept the third satellite constructed by Alcatel under the IOD Contract on the ground rather than in orbit. The third satellite is also now in storage and title passed to the Company during the first quarter of 2005. During the year ended December 31, 2006, 2005 and 2004, $0.9 million, $1.1 million and $1.3 million, respectively, was charged to expenses relating to storage for these two satellites.

On January 7, 2000, Alcatel agreed to defer certain payments from the Company, related to the IOD Contract, the OSOS Contract, the EtE contract and cost for the satellite construction delay. Under this arrangement and subsequent understandings, the Company was required to pay interest on the outstanding deferred payment balance at the rate of LIBOR plus 3 percent. As of December 31, 2004, the Company had paid Alcatel a total of $666.0 million and had accrued approximately $40.1 million, consisting of $29.0 million of deferred payments and other invoices and $11.1 million of interest. On February 25, 2005, the Company entered into a Memorandum of Agreement (Agreement) with Alcatel under which the total amount due of $40 million consisting of deferred payments and accrued interest as accrued through March 31, 2005 was reduced to $21 million. As of December 31, 2005, $12 million had been paid and $7 million was paid through the issuance of 333,333 shares of the Company's Class A common stock at the closing of the IPO on August 3, 2005. The Company may also be subject to additional payments of at least $2 million if certain events occur as defined in the Agreement. During the year ended December 31, 2005, the Company recorded $14.1 million of the reduction in deferred payments and accrued interest as a gain on the extinguishment of debt and the remaining $5.8 million as a decrease in Satellites and related systems under construction. This Agreement also terminated the OSOS Contract, the IOD Contract and the EtE Contract. The Company included this gain on extinguishment of debt in the accompanying Statement of Operations under "Other Income".

NOTE H—EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan (Plan) that covers all eligible employees provided that certain service requirements are met. Participants may elect to contribute a specified portion of their salary to the Plan on a tax-deferred basis. The Company makes discretionary matching contributions to the Plan up to 3% of the employee's annual salary. For the years ended December 31, 2006, 2005 and 2004, the Company contributed to the Plan $271,000, $103,000 and $0, respectively.

NOTE I—INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities, using enacted tax rates for the year in which the differences are expected to reverse.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant components of the Company's income tax provision (benefit) are as follows (*in thousands*):

	December 31,		
	2006	2005	2004
Current Provision			
Federal	$ (1,960)	$ —	$ 20,000
State	83	47	—
Foreign	2,393	—	—
Total	$ 516	$ 47	$ 20,000
Deferred Provision			
Federal	$(48,185)	$(37,411)	$208,542
State	(10,362)	(27,265)	38,730
Foreign	1,584	(5,031)	—
Total	$(56,963)	$(69,707)	$247,272
Total	$(56,447)	$(69,660)	$267,272

The reconciliation between the Company's statutory tax rate and the effective tax rates is as follows:

	December 31,		
	2006	2005	2004
U.S. federal statutory rate	(35.00)%	(35.00)%	(35.00)%
State income taxes, net of federal benefit	(4.25)	(4.08)	31.31
Withholding taxes	(1.06)	0.00	6.45
Change in tax rates	—	(7.78)	—
Stock compensation	5.81	0.11	—
Sec. 162(m) limitation	0.99	—	—
Foreign rate differential	0.14	0.18	—
Change in valuation allowance	0.56	(15.70)	(120.21)
Cancellation of debt	—	—	194.27
Adjustment of foreign NOL's	2.63	15.16	9.17
Non-deductible interest	0.73	0.50	0.17
Other	(1.06)	0.02	0.02
Effective tax rate	(30.51)%	(46.59)%	86.18%

As of December 31, 2006 and 2005, the significant components of deferred taxes are as follows (*in thousands*):

	December 31,	
	2006	2005
Deferred Tax Assets (in thousands):		
Unrealized inventory loss	$ 2,028	$ 28
Stock option compensation	55,271	62,862
Other	538	620
Net operating losses	81,271	40,252
	139,108	103,762
Less: valuation allowance	(10,690)	(9,665)
Total deferred tax assets	128,418	94,097
Deferred Tax Liabilities:		
Depreciation	(133,431)	(154,757)
Accounts receivables	(2,461)	(2,388)
Intercompany receivables	(113,048)	(113,048)
Other	—	(1,468)
Total deferred tax liabilities	(248,940)	(271,661)
Net deferred tax liabilities	$(120,522)	$(177,564)

During the twelve month period ended December 31, 2006, the Company recorded an income tax benefit of $56.4 million. As of December 31, 2006, the Company had foreign net operating losses of approximately $44.9 million, some of which expire at various dates and some are indefinite. The Company has US net operating losses amounting to approximately $170.4 million. Management established a partial valuation allowance against the benefit of the foreign losses as a result of uncertainty surrounding their ultimate utilization. In fiscal year 2005, management determined certain foreign net operating losses will be realized and has released a portion of the valuation allowance related to net operating losses in Australia and South Africa to an extent of $5.0 million. The Company determined that these losses will be used to offset taxable income in these subsidiaries. During 2006, the Company re-evaluated the South Africa net operating losses and re-established a valuation allowance of approximately $2.1 million.

The Company intends to indefinitely reinvest the undistributed 2006 earnings of certain foreign subsidiaries. Accordingly, the annualized effective tax rate applied to the Company's pre-tax income for the year ended December 31, 2006 did not include any provision for U.S. federal and state taxes on the projected amount of these undistributed 2006 foreign earnings.

NOTE J—STOCK OPTIONS AND WARRANTS

From time to time, WSI has issued options (WSI Options) to its founders, employees, directors, creditors and consultants. WSI Options vest over various periods up to five years and have a maximum life of 10 years from the date of grant, but have been extended in several instances. WIN, prior to the merger with WSI in December 2004, was a wholly owned, consolidated subsidiary of the Company, and had a separate stock option plan, the WorldSpace 1996 Shares Option Plan, under which options were granted (WIN Options). The exercise price and vesting schedule for options was determined by the Board of Directors, or a committee thereof, which was established to administer the WIN Options. WIN Options vested over periods ranging from one to five years and had a maximum life of 10 years.

Pursuant to the merger, 6,308,063 WIN options were converted into 14,193,141 WSI options at a conversion rate of 1 WIN to 2.25 WSI. In addition, the exercise price for each WIN option was divided by 2.25 to arrive at the converted WSI exercise price. The 2.25 conversion factor was based on the relative fair values of each entity as of the date of merger. All remaining terms of the WIN options were unchanged. Based upon the guidance in APB 25, "*Accounting for Stock Issued to Employees*" and related interpretations, the modification of the WIN options created a new measurement date. Accordingly, the Company was required to record as stock-based compensation expense the excess of the intrinsic value of the modified options over the intrinsic value of the options when originally issued. This resulted in a charge to stock-based compensation expense of $87 million as of December 31, 2004. A portion of this charge totaling $48 million related to a grant of 3,125,000 WIN options to the CEO in April 2000 to purchase WIN common stock at $15.09 per share. These options converted into 7,031,250 of WSI options upon the merger and the exercise price was reduced to $6.71. In connection with the restructuring of debt, these options became fully vested and exercisable as of December 31, 2004.

WSI Option activity is as follows:

	WSI Shares Subject to Options	Weighted-Average Exercise Price
Balance, December 31, 2003:	3,668,651	$ 3.32
Forfeited	(162,500)	(5.96)
Converted WIN Options	14,193,141	6.95
Balance, December 31, 2004	17,699,292	6.26
Exercised	(184,625)	6.23
Granted	44,485	15.21
Expired	—	—
Balance, December 31, 2005	17,559,152	6.28
Exercised	(919,517)	3.95
Granted	1,206,028	6.28
Expired	(601,832)	5.55
Balance, December 31, 2006	17,243,831	$ 5.86
Exercisable	16,273,733	$ 6.44

Exercise prices for WSI Options outstanding as of December 31, 2006, are as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2006	Weighted-Average Contractual Life Remaining	Weighted-Average Exercise Price	Number Exercisable as of December 31, 2006	Weighted-Average Exercise Price
$ 1.18 - 2.66	2,723,558	5.35	$ 2.57	2,723,558	$ 2.57
3.56	1,019,212	0.55	3.56	1,019,212	3.56
4.75 - 8.00	8,601,617	3.84	6.67	7,732,279	6.61
8.53 - 10.67	4,594,346	3.51	8.72	4,594,346	8.72
12.70 - 21.00	305,098	5.71	14.71	204,338	15.00
	17,243,831			16,273,733	

NOTE K—NON-CASH INVESTING AND FINANCING ACTIVITIES

In 2004, the Company recorded $2.5 million in deferred financing costs in connection with the fair value of warrants issued to a consultant, as described in Note K—Stock Options and Warrants, and converted $256 million of debt to Class B common shares, as described in Note C—Debt. During the three months ended March 31, 2005, the Company wrote down Satellites and related systems under construction totaling $5.8 million in connection with Alcatel agreement as described in Note G—Satellites and Ground Station Construction Agreements.

As a result of the Company's completion of its initial public offering, the Company settled a part of an obligation to Alcatel by issuing 333,333 shares of Class A Common Stock for $7.0 million on August 3, 2005.

NOTE L—GEOGRAPHIC AREAS

	Geographical Area Data		
	2006	2005	2004
	(in thousands)		
Revenues from Customers			
United States	$ 4,409	$ 4,038	$4,216[1]
France	1,711	1,880	2,323
Kenya	1,229	813	986
South Africa	768	1,029	—
Singapore	57	56	85
India	7,100	3,418	763
Other foreign countries	337	426	208
	$15,611	$11,660	$8,581

Customers from which 10 percent or more of revenue is derived:

[1] Includes $1.7 million from USAID

Long-lived Assets

	2006	2005
United States	$359,181	$410,866
Foreign countries	3,610	3,408

Excludes deferred financing costs, investments in restricted assets and investments in affiliates and other assets.

NOTE M—QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
	(in thousands, except share data)				
2006					
Revenue	$ 3,480	$ 3,759	$ 3,343	$ 5,029	$ 15,611
Operating expense	49,058	46,855	44,759	57,229	197,901
Net loss	(29,194)	(36,661)	(28,932)	(33,816)	(128,603)
Net loss per share—basic and diluted	(0.79)	(0.98)	(0.77)	(0.89)	(3.44)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
	(in thousands, except share data)				
2005					
Revenue	$ 2,555	$ 2,328	$ 2,353	$ 4,424	$ 11,660
Operating expense	29,878	29,935	47,587	67,225	174,625
Net loss	(9,248)	(22,020)	(15,418)	(33,177)	(79,863)
Net loss per share—basic and diluted	(0.40)	(0.95)	(0.48)	(0.90)	(2.77)

NOTE N—SUBSEQUENT EVENTS

Convertible Note Restructuring

On April 12, 2007, the Company agreed with the holders of our $155 million convertible notes on the terms of a partial redemption and exchange of the currently outstanding convertible notes (Restructuring). The Company and the note holders have agreed to use their reasonable best efforts to finalize the documentation required for the Restructuring and to close the Restructuring not later than April 27, 2007. The Restructuring has two elements: cash redemption of part of the principal amount of the convertible notes; and issuance of new notes (senior secured and convertible) and warrants in exchange for the unredeemed portion of the convertible notes. For the redemption, the Company agreed to pay down $50 million principal amount of the existing notes for cash. We also agreed to exchange the remaining $105 million principal amount of the existing notes for: (i) senior secured notes in the aggregate principal amount of $45 million; (ii) amended and restated secured convertible notes in the principal amount of $60 million; and (iii) the issuance of warrants to purchase 2.65 million shares of our Class A common stock. Both notes have a maturity of 3 years. The senior secured notes accrue interest at the rate of London Inter Bank Offering Rate ("LIBOR") plus 650 basis points per year and have a mandatory principal repayment of $27.5 million on the first anniversary of the closing date of the transaction. The senior secured notes also require mandatory principal repayment out of the net proceeds of any debt or equity financing, certain excess cash flow, or sale of assets or casualty loss, subject to customary exceptions. The amended and restated convertible notes have an interest rate of 8 percent per annum and are convertible, at the option of the note-holders, at a price of $4.25 per share. The senior secured notes will be secured by a first priority lien on our assets and the amended and restated convertible notes will be secured by a second priority lien on our assets. The warrants to acquire shares of our Class A common stock have an exercise price of $4.25 per share and a term of 5 years.

The Company agreed to pay all accrued and unpaid interest on the existing notes in cash and also agreed to pay, or reimburse the convertible notes holders on demand for, all reasonable out-of-pocket costs and expenses incurred during this restructuring process.

Securities Litigation

In March and April 2007, securities class action litigation suits were filed in the United States District Court for the Southern District of New York, on behalf of persons who purchased or otherwise acquired the Company's publicly traded securities. The lawsuits were filed against the Company, Noah A. Samara, President and Chief Executive Officer, Sridhar Ganesan, Chief Financial Officer, Cowen & Co. LLC, and UBS Securities LLC ("Defendants"). The complaints (all similar) allege violations of Sections 11, 12(a)2, and 15 of the Securities Act of 1933. The suits claim that certain customers were incorrectly counted as subscribers after they had ceased to be paying subscribers. The Company is planning to vigorously defend against these claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Schedule II—Valuation and Qualifying Accounts

WorldSpace, Inc., and Subsidiaries

December 31, 2006, 2005 and 2004

Col. A	Col. B	Col. C Additions		Col. D	Col. E
Description	Balance at beginning of the period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at the end of the period
		(in thousands)			
Year Ended December 31, 2004					
Allowance for doubtful receivables	$ 1,617	808	105	—	2,530
Valuation allowance on inventory	—	322	—	(322)[1]	—
Valuation allowances on deferred tax assets	405,976	—	—	(372,849)	33,127
Year Ended December 31, 2005					
Allowance for doubtful receivables	$ 2,530	721	—	(1,776)	1,475
Valuation allowance on inventory	—	983	—	—	983
Valuation allowances on deferred tax assets	33,127	—	—	(23,462)	9,665
Year Ended December 31, 2006					
Allowance for doubtful receivables	$ 1,475	(173)	—	—	1,302
Valuation allowance on inventory	983	2,535	—	—	3,518
Valuation allowances on deferred tax assets	9,665	1,025	—		10,690

[1] Write-off of Inventory

sales agents. We have established a promotional relationship with music impresario A.R. Rahman, one of India's most popular musical artists. Worldspace continues to aggressively pursue a terrestrial repeater license so that the mobile market can be captured as well.

Europe- In 2006, our subsidiary, Worldspace Italia S.p.A., received approval from the Italian Ministry of Communications to launch a subscription-based satellite radio service in Italy. It's minority partner, New Satellite Radio, was instrumental in securing for the venture the regulatory authorization needed and has been integrally involved in operational execution, content development, sales and distribution, and OEM partnership development. Class Editori S.p.A., the primary shareholder of New Satellite Radio, is a leading Italian financial publishing house which is active in a variety of multimedia and broadcast activities. Worldspace has entered into an agreement with Telecom Italia to design and deploy a terrestrial repeater network. In addition, contracts are signed and work is underway for the design of a European-compliant radio receiver, terrestrial repeaters and a conditional access system. The launch of Europe's first satellite radio service will take place in Italy, and is anticipated for late 2008.

Italy shall prove to be the gateway to the rest of Europe, which is expected to be available to Worldspace with the launch of our third satellite, AfriStar-2. Worldspace will initially focus on France, Germany, Great Britain, Spain, Poland and Turkey.

The Middle East- Worldspace has received licenses from the Telecommunications Regulatory Authorities (TRA) of Bahrain and the United Arab Emirates (UAE) to provide satellite radio services and operate the necessary terrestrial gap filler networks for ubiquitous coverage in those markets. We have created two dedicated Arabic channels, *Ranin* and *Min Zaman* and concluded an agreement with *CNBC Arabiya*– additional efforts are underway to launch more Arabic programming for the region.

We have a signed agreement with Samacom, the largest uplink teleport in the region, to set up and manage our uplink facility, and we have an agreement in place with Al Futtaim Group for hardware sales and distribution in the UAE.

Bahrain will be the first market to receive the Worldspace Satellite Radio mobile service, which we expect to be available to consumers in the second half of 2007. Our execution partner will be the MoFakhro Group, a leading business house there.

Africa- Worldspace operations in Africa have been consolidated and are now headquartered in Johannesburg, South Africa. We continue to work on the licensing for a similar mobile service there.

China- Worldspace is well positioned to enter preliminary stages in China, where there seems to be a growing interest in our service. Considering China's accession to the World Trade Organization, the increasing acceptance of Western companies, and the anticipation of hosting the 2008 Olympic Games, China represents a potentially lucrative market.




SATELLITE RADIO











CORPORATE OFFICE

Worldspace, Inc.
8515 Georgia Avenue
Silver Spring, MD 20910
Telephone: 1 301 960 1200
Fax: 1 301 960 2200
Email: customerservice@worldspace.com
Web site: http://www.worldspace.com

EAST ASIA/PACIFIC

Worldspace India Private Ltd
4th Floor
Ratnum's Complex
10/5, Kasturba Road
Bangalore 560 001
India
Telephone:
91 80 212 1094
91 80 212 1160/161
91 80 229 6195/196
Fax: 91 80 212 3483
Email: India@worldspace.com
Web site: http://www.worldspace.in

Worldspace (China) Information Technology Ltd
Room 1205 Air China Plaza
No. 36 Xiaoyun Road
Chaoyang District,
Beijing 100027
P.R. China
Email: cschina@worldspace.com

Asiaspace Limited
Level 5, Building 3
6 Riverside Quay
Southbank
VIC 3006
Australia
Telephone: 61 3 9693 8555
Fax: 61 3 9693 8535
Email: csaustralia@worldspace.com

Worldspace Asia Pte Ltd
2B/2C Ayer Rajah Crescent
ST Teleport Building
Singapore 139937
Telephone: 65 6774 5733
Customer Service: 65 6778 6833
Fax: 65 6779 3211
Email: singapore@worldspace.com

EUROPE

Worldspace Europe
3, rue Troyon
75017 Paris
France
Telephone: 33 15 537 0441
Fax: 33 5561 438 299

Worldspace France
Immeuble "Le Shannon"
13, rue Michel Labrousse
Z.A. Basso-Combo
31100 Toulouse
France
Telephone: 33 561 438 282
Fax: 33 561 438 299
Email: rcv-fr@worldspace.com
Web site: http://www.worldspace.fr

Worldspace UK Ltd
Wyvil Court
Wyvil Road
London SW8 2TG
United Kingdom
Telephone: 44 20 7896 4160
Fax: 44 20 7896 4168

AFRICA/MIDDLE EAST

Worldspace UK Ltd (Dubai Branch)
Dubai Airport Free Zone
EGR 26, P.O. Box 54277, Dubai
United Arab Emirates
Telephone: 971 4 299 5727
Fax: 971 4 299 5728
Email: menacc@worldspace.com
Web site: http://www.worldspace.ae

Worldspace (South Africa) (Pty) Ltd
391 Jan Smuts Avenue
Craighall Park
Johannesburg, South Africa 2196
Telephone: 27 11 449 4000 (switchboard)
Fax: 27 11 886 6394
Email: sacs@worldspace.com

For more information about Worldspace, Inc. contact:
Judith Pryor
Senior Vice President, Corporate Affairs
Worldspace, Inc.
1 301 960 1200
jpryor@worldspace.com


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